Exhibit 99.2

Notice of Annual and Special Meeting of Shareholders

Management Information Circular

Thursday, May 2, 2019

AltaGas

March 21, 2019

Dear Fellow Shareholders:

2018 was a Year of Transformation, Challenge and Change

2018 was a transformational year for AltaGas. We successfully completed the $9 billion acquisition of WGL Holdings, Inc. and repositioned ourselves as a low risk, high growth Utility and Midstream company.  We also took significant steps to strengthen our balance sheet by monetizing non-core assets that were not aligned with our long-term strategic focus on Midstream and U.S. Utilities.

At the same time, 2018 was not without challenges.  We had a CEO resignation mid-year, disappointing share price performance and a reset of our financial position to strengthen our balance sheet, including the sale of approximately $3.8 billion in assets.  We made some difficult decisions — including the cut in our dividend — to create a strong foundation for the future stability and growth of AltaGas.

Given the magnitude of this transformation, some significant operational and financial achievements we had this past year may have been overlooked, including delivering over $1 billion in normalized EBITDA in 2018 and growing our assets to $23 billion.

Board Renewal

AltaGas believes that effective governance is central to a company’s performance.  A key part of effective governance is ensuring we evolve the experience and diversity on the Board so that the Board possesses the appropriate mix of skills to meet our requirements, while balancing the need for continuity with renewal.

As part of the Board succession planning, and to coincide with the closing of the WGL acquisition, three new directors were appointed to the Board in July 2018.  The Board was expanded to reflect AltaGas’ scope and growing complexity and the experience and expertise required to support AltaGas’ business, operations and strategic objectives.

David Cornhill, Founder and Chairman Steps Down from Chairman Role

After dedicating 25 years to the development and growth of AltaGas, David Cornhill has elected to step down as Chairman on April 1, 2019.  David will remain on the Board, ensuring an orderly transition and continuity.

David has been steadfast in his support of AltaGas over the past 25 years, with the company benefiting from his leadership, strategic insight and the partnerships he has built among key stakeholders.   The relationships he has built with Indigenous Peoples and partners — both domestic and overseas — have shaped and will continue to shape the future of AltaGas.

The Board has appointed Pentti Karkkainen to succeed David as Chair of AltaGas. Pentti has exceptional capital markets experience, financial acumen, and leadership abilities which includes more than 30 years of investment management, energy sector research and investment banking experience.

Marking our 25th Anniversary

The timing of the Chair succession is aligned with AltaGas’ 25th anniversary.  It is a natural time for us to look back at the success and growth of the company, and at the same time look forward to our sustained stability and growth.

Under the leadership of our newly appointed President and Chief Executive Officer, Randy Crawford, who joined on December 10, 2018, we are confident that AltaGas will unlock the value of our asset base.  His unique set of skills, leadership capabilities, depth of expertise and track record of success in both Midstream and U.S. Utilities make him the perfect choice to move AltaGas forward, capitalizing on the strength of our Northeast British Columbia strategy in midstream, as well as optimizing the returns of our U.S. utilities.

Looking Forward

We would like to thank you, our shareholders, for your support — particularly over the past 18 months — as we have repositioned the business to restore shareholder value and confidence.

Shareholder Meeting

The AltaGas annual and special meeting of shareholders will be held on May 2, 2019.  The notice and information circular accompanying this letter contains important details about the meeting, the items of business and how you can vote.  Please take some time to read the circular before you vote your shares.

If you are unable to attend the meeting in person, we encourage you to complete the enclosed form of proxy or, if applicable, voting instruction form, and return it within the time frames indicated so that your vote is counted at the meeting. If you are unable to attend, you may listen to a live webcast, which will be available on AltaGas’ website at www.altagas.ca commencing at 3:30 p.m. (Calgary time) on May 2, 2019; however, you will not be able to vote or otherwise participate in the meeting via the webcast.

Information concerning AltaGas’ consolidated financial and operational performance for the financial year ended December 31, 2018 is presented in the 2018 annual report. Further information is available on AltaGas’ website at www.altagas.ca and on SEDAR at www.sedar.com.

We look forward to seeing you at the meeting.

On behalf of the Board of Directors of AltaGas Ltd.

Sincerely.

Randall L. Crawford

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

When

May 2, 2019

3:30 p.m. (Calgary time)

Where

The Metropolitan Conference Centre

333 – 4th Avenue S.W.

Calgary, Alberta

Voting your Common Shares

Holders of common shares (“Shareholders”) of AltaGas Ltd. (“AltaGas”) of record at the close of business on March 21, 2019 (the “Record Date”) will receive notice of, and be entitled to attend and vote at, the annual and special meeting of Shareholders to be held on May 2, 2019 (the “Meeting”) or any adjournment(s) thereof.

The attached Management Information Circular of AltaGas, dated March 21, 2019 (the “Circular”), provides information relating to the matters to be brought before the Meeting, as well as other important annual disclosure and includes voting instructions.

If you have any questions with respect to voting your common shares (“Shares”) after reviewing the Circular, please contact AltaGas’ proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1-877-452-7184 or, for banks, brokers, collect calls or calls from outside North America, at 416-304-0211or by email at assistance@laurelhill.com.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS LTD.

Shaheen Amirali
Vice President and Corporate Secretary

Calgary, Alberta

March 21, 2019

Items of business

At the Meeting, Shareholders will be asked to:

1.        receive the consolidated financial statements for the year ended December 31, 2018 and the auditors’ report thereon;

2.        vote on appointing the auditors and authorizing the directors to set their remuneration;

3.        vote on electing directors for the ensuing year;

4.        vote on the non-binding advisory resolution to accept AltaGas’ approach to executive compensation;

5.        vote on approving unallocated options under AltaGas’ option plan;

6.        vote on a special resolution to reduce the stated capital of AltaGas’ common shares; and

7.        consider such other business as may properly be brought before the Meeting or any adjournments(s) thereof.

Your Vote is Important! Please submit your vote well in advance of the proxy deposit deadline of 3:30 p.m. (Calgary time) on Tuesday, April 30, 2019.

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR HIGHLIGHTS	1

VOTING INFORMATION	3

GENERAL INFORMATION	6

MATTERS TO BE CONSIDERED AT THE MEETING	8

DIRECTOR NOMINEES	13

DIRECTOR COMPENSATION	21

CORPORATE GOVERNANCE	29

A LETTER FROM OUR HRC COMMITTEE	48

COMPENSATION DISCUSSION AND ANALYSIS	50

2018 COMPENSATION OVERVIEW	55

EXECUTIVE COMPENSATION	69

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	79

OTHER INFORMATION	80

ADVISORIES	81

SCHEDULE A: BOARD MANDATE	82

SCHEDULE B: ALTAGAS MID-TERM AND LONG-TERM INCENTIVE PLAN DETAILS	84

SCHEDULE C: WG EXECUTIVE COMPENSATION	88

MANAGEMENT INFORMATION CIRCULAR HIGHLIGHTS

Meeting Highlights

Below are highlights of some of the important information that can be found in AltaGas’ Circular. These highlights do not contain all the information that should be considered. Please review the Circular in its entirety before voting.

Information contained herein is given as of March 21, 2019 unless otherwise specifically stated.

Shareholder Voting Matters

Voting matter	Board vote recommendation	Page references for more information
Appointing Ernst & Young LLP as Auditors	FOR	8
Electing Nominees as Directors	FOR each nominee	9
Approving Advisory Resolution on Executive Compensation	FOR	10
Approving Unallocated Options under AltaGas’ Option Plan	FOR	11
Approving a Special Resolution to Reduce the Stated Capital of the Shares	FOR	11

Director Nominees at a Glance

	Age	Independent	Director Since	% Votes FOR at 2018 AGM	Board Attendance in 2018	Other Public Boards (#)	Equity Ownership Requirement
Catherine Best	65	✓	2011	97.43%	19/20 (95%)	3	On track
Victoria Calvert	63	✓	2015	96.00%	20/20 (100%)	0	On track
David Cornhill	65	Past-CEO	1994	90.47%	20/20 (100%)	2	Met
Randall Crawford	56	CEO	2018	n/a	n/a	0	On track
Allan Edgeworth	68	✓	2005	95.89%	19/20 (95%)	1	Met
Daryl Gilbert	67	✓	2000	85.34%	19/20 (95%)	4	Met
Robert Hodgins	67	✓	2005	95.13%	20/20 (100%)	3	Met
Cynthia Johnston	57	✓	2018	n/a	11/11 (100%)	0	On track
Pentti Karkkainen	64	✓	2018	n/a	11/11 (100%)	1	On track
Phillip Knoll	64	✓	2015	98.62%	19/20 (95%)	1	Met
Terry McCallister	63	Past-CEO WGL	2018	n/a	11/11 (100%)	0	Met

Refer to pages 13 to 20 for more details on Director Nominees.

Corporate Governance Highlights

AltaGas is committed to strong and sustainable growth and believes that good corporate governance improves performance and benefits all Shareholders. The board of directors of AltaGas (the “Board”) has made some notable changes to its governance practices over the past year, with some of the highlights below:

•                       welcomed three new directors in July 2018

•                       adopted written governance guidelines and position descriptions for key roles, including CEO

•                       appointed a new CEO and welcomed him as a new director

•                       amended Board diversity policy to add an aspirational target of 30% female representation by 2022

•                       effectively used ad hoc committees to oversee integration process with WGL and CEO succession

•                       amended the Option Plan to reduce the Options available for grant  and removed the ability for non-executive directors to participate

•                       appointed independent director to succeed current Chair effective April 2, 2019

Refer to pages 29 to 47 for more detail on our corporate governance practices, policies and highlights.

Compensation Highlights

While AltaGas strives to align the compensation it pays to executives with performance, director compensation is primarily based on annual retainers, which include cash and equity components. This approach to director compensation is designed to meet AltaGas’ compensation objectives of attracting and retaining highly qualified and experienced individuals to serve as members of the Board who are unbiased by compensation considerations. Refer to pages 21 to 28 for more detail on director compensation.

AltaGas’ goal when it comes to executive compensation is to align the compensation it pays to executives to their performance. To support this, AltaGas ties a significant portion of executive pay to the achievement of objectives that drive shareholder value. 2018 was a transformative year for AltaGas, completing the acquisition of WGL Holdings, Inc., advancing key projects and refocusing the company on U.S. Utilities and Midstream. The acquisition materially changed the scope and scale of the company, approximately doubling the size of the company’s asset base and significantly increasing its U.S. operations. With the significance of this transformation, the challenges that come with transformation, and the confidence the Board has in Randall Crawford’s ability to drive performance, the HRC Committee has approved compensation changes designed to achieve the targeted corporate results of the transformed organization.  Refer to the disclosure beginning on page 48 for compensation and discussion analysis and details of our executive compensation.

VOTING INFORMATION

This Circular is provided in connection with the solicitation of proxies by management of AltaGas for use at the Meeting to be held at 3:30 p.m. (Calgary time) on Thursday, May 2, 2019, at The Metropolitan Conference Centre located at 333 — 4th Avenue SW, Calgary, Alberta, Canada, and at any adjournment(s) thereof for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders.

You can enroll through Computershare Trust Company of Canada (“Computershare”) to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

Who is soliciting my proxy?

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally, or by telephone or email by regular employees or agents of AltaGas. In addition, AltaGas has retained Laurel Hill Advisory Group to provide the following services in connection with the Meeting: reviewing and analyzing of this Circular; recommending corporate governance best practices where applicable; liaising with proxy advisory firms; developing and implementing shareholder communication and engagement strategies; advice with respect to the Meeting and proxy protocol; reviewing and reporting the tabulation of shareholder proxies; and the solicitation of Shareholder proxies including contacting Shareholders by telephone.  In connection with the solicitation of proxies for the Meeting, Laurel Hill Advisory Group is expected to receive a fee of $40,000 plus reasonable out-of-pocket expenses. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Shares. The cost of solicitation of proxies will be borne by AltaGas.

Who has the right to vote at the Meeting?

By a resolution of the Board of AltaGas, the Record Date for the Meeting has been established as March 21, 2019. Only holders of Shares of AltaGas of record at the close of business on the Record Date (5:00 p.m. Calgary time) will receive notice of, and be entitled to attend and vote at, the Meeting. Each Share owned as of the Record Date entitles the holder to one vote. A Shareholder of record on the Record Date will be entitled to vote such Shares even though the Shareholder may subsequently dispose of such Shares. No person who has become a Shareholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

Who is the Shareholder of record?

Registered Shareholder	Non-Registered (Beneficial) Shareholder
You are a registered Shareholder if your Shares are registered directly in your name with our transfer agent, Computershare. Your name will appear on the record.

You are a beneficial Shareholder if a bank, trust company, securities broker, clearing agency, other financial institution or other intermediary (your “nominee”) holds Shares on your behalf. Your nominee’s name will appear on the record.

How do I vote my Shares?

You have two options to exercise your right to vote:

•                  By proxy (appointing someone to act on your behalf); or

•                  In person at the Meeting.

Option 1 — Voting by Proxy

Voting by proxy means giving someone else (the “proxyholder”) the authority to attend the Meeting and vote for you in accordance with your instructions or, if you do not specify how you want to vote your Shares, as the proxyholder sees fit. If you do not appoint a proxyholder, then the management designee(s) specified in the form of proxy or voting instruction form (“VIF”) will act as your proxyholder.

To appoint a proxyholder other than one of the persons designated in the form of proxy/VIF, you can do so by striking out the names appearing thereon and legibly printing the name of such person in the blank space provided. The person you appoint does not need to be a Shareholder but must attend the Meeting to vote the Shares. You should obtain the consent of the proxyholder to act on your behalf and instruct him or her on how your Shares should be voted.

If a Shareholder is a legal entity, an estate or trust, the form of proxy/VIF must be signed by a duly authorized representative and accompanied by a certified resolution confirming such authorization.

Registered Shareholder	Non-Registered (Beneficial) Shareholder

Your package includes a form of proxy. You may give your instructions in the following manner:

           By Mail or Hand Delivery: Complete, sign and return the enclosed form of proxy by mail in the postage-paid envelope provided;

           By Fax: Complete, sign and return the enclosed form of proxy by fax to Computershare at 1-866-249-7775;

           Online: Go to www.investorvote.com and follow the instructions; or

           By Telephone: Call Computershare toll free at 1-866-732-8683.

Your proxy must be received no later than 3:30 p.m. (Calgary time) on the second business day before the day of the Meeting or any adjournment(s) thereof or be deposited with the Chair of the Meeting prior to its commencement.

Your nominee is required by law to receive voting instructions from you before voting your Shares. Your nominee can only vote your Shares if they have received proper voting instructions from you.

If you are a non-registered Shareholder, your package includes a Voting Instruction Form (VIF).

Complete the VIF and follow the return instructions on the form. The VIF is similar to a form of proxy, however, it can only instruct your nominee how to vote your Shares. You cannot use the VIF to vote your Shares directly. Your package should also include instructions for submitting your voting instructions by phone or online. Additionally, AltaGas may utilize Broadridge’s QuickVoteTM service to assist eligible non-registered Shareholders with voting their Shares directly over the phone.

Every nominee has their own mailing procedures and instructions for returning the completed VIF, including a return deadline that will be earlier than the one specified in the Circular for registered Shareholders, so be sure to carefully follow the instructions provided on the VIF.

Option 2 — Voting in Person at the Meeting

Attending the Meeting in person gives you an opportunity to hear directly from Management and meet the Director Nominees. You can attend the Meeting and vote in person.

Registered Shareholder	Non-Registered (Beneficial) Shareholder

You do not need to complete or return your form of proxy. Please register with a representative of Computershare upon arrival at the Meeting.

You can still attend the Meeting if you have already submitted your form of proxy, but you cannot vote again at the Meeting, unless you revoke your form of proxy in the manner described below.

If you want to attend the Meeting and vote in person, you can appoint yourself as your own proxyholder by printing your name in the space provided on the VIF. Complete the VIF and mail it to your nominee as instructed well in advance of the Meeting.

Please register with a representative of Computershare upon arrival at the Meeting.

How will my Shares be voted if I return a form of proxy/VIF?

Shares represented by a form of proxy/VIF are to be voted for, against or withheld from voting by the proxyholder designated in the form of proxy/VIF in accordance with your instructions. If no instructions are given and AltaGas’ representatives are the designated proxyholders, the voting rights attached to the Shares will be exercised as follows:

•                  FOR the appointment of the auditor;

•                  FOR the election of each proposed Director Nominee;

•                  FOR the approval of the non-binding advisory resolution to accept AltaGas’ approach to executive compensation;

•                  FOR the resolution approving the unallocated options under the rolling option plan; and

•                  FOR the resolution to reduce AltaGas’ stated capital as described.

The enclosed form of proxy/VIF confers discretionary authority on a proxyholder specifically appointed by you with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. As of the date hereof, Management of AltaGas is not aware of any amendment or other matter which may properly come before the Meeting.

What if I change my mind?

A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. If you attend personally at the Meeting, you may revoke the proxy and vote in person. Registered Shareholders can also revoke a proxy:

•                  by delivering a written notice to that effect signed by you or your duly authorized representative(s) or if a registered Shareholder, by delivering a new form of proxy that is dated later than the proxy previously submitted, to Computershare at any time up to 3:30 p.m. (Calgary time) on the last business day before the day of the Meeting, or any adjournment(s) thereof (i) by mail to Proxy Department, 135 West Beaver Creek Road, PO Box 300, Richmond Hill, Ontario L4B 4R5, (ii) by hand delivery to 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada, or (iii) by facsimile to 416-263-9524 or 1-866-249-7775;

•                  by delivering a written notice to that effect signed by you or your duly authorized representative(s) to the Chair of the Meeting on the day of the Meeting, or any adjournment(s) thereof, prior to the commencement of the Meeting; or

•                  in any other manner permitted by law.

If the Shareholder is a legal entity, an estate or trust, the notice must be signed by an officer or attorney of the corporation duly authorized in writing by a resolution, a certified copy of which must be attached to the notice.

GENERAL INFORMATION

Date of Information

The information contained in this Circular is given as at March 21, 2019, except where otherwise noted.

Currency

Unless indicated otherwise, all amounts are in Canadian dollars and “$” or “dollars” refer to Canadian dollars. Values may be impacted by rounding.

Voting Securities and Principal Holders Thereof

AltaGas is authorized to issue an unlimited number of Shares. As at the Record Date, 275,876,687 Shares were issued and outstanding. Shareholders of record on the Record Date are entitled to notice of, and to attend, the Meeting, in person or be represented by proxy, and to one vote per Share held on any ballot thereat.

To the knowledge of the Board and the executive officers of AltaGas, as at the Record Date no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the votes attached to all of the issued and outstanding Shares, other than as set out below:

Name of Holder	Number of Shares Beneficially Owned or Controlled	Percentage of Issued and Outstanding Shares
QV Investors Inc.	29,157,939	10.6

Quorum

At the Meeting, a quorum exists if the holders of not less than 5% of the Shares entitled to vote at the Meeting are present in person or represented by proxy, and at least two persons entitled to vote are actually present in person at the Meeting. If a quorum is not present at the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

The reduction of the stated capital of the Shares is a special resolution and must be approved by not less than two-thirds of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy. All other matters to be considered at the meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present.

Shareholder Proposals

The Canada Business Corporations Act permits certain eligible Shareholders of AltaGas to submit shareholder proposals to AltaGas for inclusion in a management proxy circular for an annual meeting of shareholders. No shareholder proposals were submitted for consideration at the upcoming Meeting. The final date by which AltaGas must receive shareholder proposals for the annual meeting of shareholders to be held in 2020 is December 29, 2019.

Advance Notice By-Law

AltaGas’ By-Law No. 2 sets out the advance notice requirements for director nominations (the “Advance Notice By-Law”). The purpose of the Advance Notice By-Law is to provide Shareholders with guidance on the process for nominating directors. The Advance Notice By-Law fixes a deadline by which Shareholders must submit director nominations to AltaGas prior to any annual or special meeting of Shareholders at which directors are to be elected, sets forth the information that must be included in the notice, and details the procedure to be followed. A copy of the Advance Notice By-Law is available on AltaGas’ website at www.altagas.ca.

Under the Advance Notice By-Law, the deadline for nominations of directors for the Meeting is April 2, 2019. As of the date of this Circular, AltaGas has not received any director nominations.

Frequently Used Terms

AltaGas	AltaGas Ltd., including, where the context requires, its affiliates
Board	board of directors of AltaGas
CEO	Chief Executive Officer
CFO	Chief Financial Officer
DCP	Defined Contribution Plan
DSU	deferred share unit issued under the DSUP
DSUP	Deferred Share Unit Plan
EVP	Executive Vice President
LTIP	Long-Term Incentive Plan (Option Plan)
MTIP	Mid-Term Incentive Plan
NEO	Named Executive Officer
Option	option to purchase a Share issued under Option Plan
Option Plan	Option Plan, as amended and restated on February 27, 2019
PU	performance unit issued under the MTIP
Record Date	March 21, 2019
RIPET	Ridley Island Propane Export Terminal
RU	restricted unit issued under the MTIP
SERP	Supplemental Executive Retirement Plan
Share	common share of AltaGas
Shareholders	holders of Shares
STIP	Short Term Incentive Plan
WGL Acquisition	AltaGas’ indirect acquisition of WGL, which was completed in July 2018

AltaGas Committees

EHS Committee	environment, health and safety committee of the Board
HRC Committee	human resources and compensation committee of the Board
Audit Committee	audit committee of the Board
Governance Committee	governance committee of the Board

AltaGas Entities Referenced

AltaGas	AltaGas is the parent entity of, among others, ASUS, WGL and Washington Gas
ASUS	AltaGas Services (U.S,) Inc.
Washington Gas or WG	Washington Gas Light Company
WGL	WGL Holdings, Inc., which indirectly holds the common stock of Washington Gas

Schedules

A	Board Mandate
B	Summary of Mid- and Long-Term Incentive Plans
C	WG Compensation

MATTERS TO BE CONSIDERED AT THE MEETING

The Board recommends that Shareholders vote FOR the resolutions that follow.

1.              Financial Statements

2.              Appointment of Auditors

3.              Election of Directors

4.              Advisory Vote on Executive Compensation

5.              Approval of Unallocated Options

6.              Approval to Reduce the Stated Capital

Financial Statements

At the Meeting, the consolidated financial statements of AltaGas for the year ended December 31, 2018 and the auditors’ report thereon will be presented. These consolidated financial statements and management’s discussion and analysis relating thereto are available on AltaGas’ website at www.altagas.ca and on SEDAR at www.sedar.com.

Appointment of Auditors

Ernst & Young LLP (“E&Y”) has been the auditors of AltaGas (including its predecessors) since 1997. E&Y has confirmed they are independent of AltaGas within the meaning of the relevant rules and related interpretations as prescribed by law and the relevant professional bodies in Canada. Canadian auditor independence rules require the rotation of the lead audit partner every seven years. The current lead audit partner has been on AltaGas’ file since 2013. Representatives of E&Y will be present at the Meeting and will be available to respond to questions.

The detailed voting results of the past two years relating to the appointment of the auditor are set out below:

Year	Votes For	% Votes For	Votes Withheld	% Votes Withheld
2018	58,894,694	96.89%	1,891,036	3.11%
2017	79,750,527	98.32%	1,364,415	1.68%

On the advice of the Audit Committee, the Board recommends that Shareholders vote FOR the appointment of E&Y as auditors of AltaGas.

Unless it is specified in a proxy that the Shareholder withholds approval for the appointment of E&Y, the management designees named in the enclosed form of proxy intend to vote in favour of the appointment of E&Y as auditors of AltaGas, to hold office until the next annual meeting of Shareholders, with remuneration to be determined by the Board.

Fees paid to E&Y by AltaGas and its subsidiaries during 2018 and 2017 were as follows:

Category of External Auditor Service Fee	2018	2017
Audit Fees	$2,766,074	$2,452,645
Audit-Related Fees(1)	$1,242,606	$381,383
Tax Fees(2)	$66,389	$44,404
All Other Fees(3)	$86,970	$206,387
TOTAL	$4,162,039	$3,084,819

Notes:

(1)         Represent the aggregate fees billed by E&Y for assurance and related services that were reasonably related to the performance of the audit or review of AltaGas’ financial statements and were not reported under “Audit Fees”. During 2018 and 2017, the nature of the services provided included review of prospectuses and securities filings, research of accounting and audit-related issues (including those related to the WGL Acquisition), internal controls assessment, and registration costs for the Canadian Public Accountability Board.

(2)         Represent the aggregate fees billed by E&Y for professional services for tax compliance, tax advice and tax planning. During 2018 and 2017, the nature of the services was for tax advice and transfer pricing.

(3)         Represent the aggregate fees billed by E&Y for products and services, other than those reported with respect to the other categories of service fees. During 2018 and 2017, the nature of the services was for translation services.

The foregoing information is also set forth in AltaGas’ Annual Information Form for the year ended December 31, 2018, under the heading “General — Audit Committee — External Auditor Service Fees by Category”.

Election of Directors

All nominees are currently members of the Board. Directors elected at the meeting will hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed.

The Board currently consists of 12 members; however, Mr. McCrank is not standing for re-election. The articles of AltaGas provide that there must be not less than three nor more than 15 directors and the by-laws of AltaGas provide that the number of directors to be elected at the Meeting be determined from time to time by resolution of the Board.

The Board has fixed the number of directors to be elected at the Meeting at 11. The following individuals are proposed by AltaGas for election as directors of AltaGas:

Catherine M. Best
Victoria A. Calvert
David W. Cornhill
Randall L. Crawford
Allan L. Edgeworth
Daryl H. Gilbert
Robert B. Hodgins
Cynthia Johnston
Pentti O. Karkkainen
Phillip R. Knoll
Terry D. McCallister

See pages 13 to 20 for more information about the Director Nominees.

The Board recommends that Shareholders vote FOR the election of these nominees as directors of AltaGas.

As set forth in the enclosed form of proxy and VIF, Shareholders may vote for each proposed director individually rather than voting for the proposed directors as a slate. Unless it is specified in a proxy that the Shareholder withholds approval for a particular director nominee, the management designees named in the enclosed form of proxy intend to vote in favour of the appointment of these nominees.

If any vacancy occurs in the nominees proposed by AltaGas, including in the event a nominee becomes unable to serve, the discretionary authority conferred by the proxy will be exercised to vote for the election of any other person nominated by AltaGas.

AltaGas has adopted a Majority Voting Policy in respect of director elections, which is discussed under the heading “Corporate Governance — Board Renewal — Majority Voting Policy” and is also available on AltaGas’ website at www.altagas.ca.

Shareholder Advisory Vote on Executive Compensation

The Board believes that attracting, motivating and retaining high performing executives is integral to the long-term success of the company. Through a competitive compensation program that links executive compensation with company performance, AltaGas strives to align the actions of our executives with AltaGas’ long-term corporate strategy and shareholder interests.

AltaGas’ approach to executive compensation is described in detail under the heading “Compensation Discussion and Analysis”, beginning on page 48.

The Board first sought Shareholder input on executive compensation at its 2014 annual meeting and considers the annual advisory vote on compensation an important part of the ongoing process of engagement between Shareholders and the Board. AltaGas’ approach to executive compensation has been accepted by a significant majority of Shareholders at every annual meeting since adoption of the advisory vote. The detailed voting results of the past two years are set out below:

Year	Votes For	% Votes For	Votes Withheld	% Votes Withheld
2018	52,964,910	88.97%	6,564,972	11.03%
2017	70,397,132	88.80%	8,881,767	11.20%

With the completion of the WGL Acquisition and other corporate events, 2018 was a transformative year for AltaGas. The HRC Committee and Board focused on reviewing and approving compensation changes to motivate executives and align compensation programs and practices while satisfying regulatory commitments.  Refer to the disclosure under “2018 Compensation Overview”.

The Board wishes to again seek Shareholder input on its approach to executive compensation. This non-binding advisory vote on executive compensation will provide Shareholders with the opportunity to vote “For” or “Against” AltaGas’ approach to executive compensation through the following resolution:

“RESOLVED on an advisory basis and not to diminish the roles and responsibilities of the board of directors of AltaGas Ltd. (“AltaGas”) that the shareholders of AltaGas accept the approach to executive compensation disclosed in AltaGas’ management information circular dated March 21, 2019 delivered in advance of the 2019 annual meeting of shareholders of AltaGas.”

While the advisory vote is not binding, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. In the absence of contrary instructions, it is the intention of the management designees named in the enclosed form of proxy to vote in favour of AltaGas’ approach to executive compensation.

Approval of Unallocated Options

AltaGas maintains a share option plan (the “Option Plan”) as a continuing form of long-term variable compensation incentive for officers, employees, consultants and other personnel of AltaGas and its affiliates. The quantum and granting of Options is related to individual performance, and grants are used to give suitable recognition to the ability of those individuals who contribute materially to the success of AltaGas and its affiliates, and to attract and retain in the employ of AltaGas and its affiliates, persons of experience and ability.

The Option Plan was initially approved by the Shareholders at the annual and special meeting of AltaGas held on June 3, 2010. The Option Plan is a “rolling plan”, which provides that the maximum number of Shares issuable pursuant to the plan, together with shares issuable pursuant to all other security-based compensation arrangements, may not exceed 10% of AltaGas’ issued and outstanding Shares from time to time. Since the Option Plan does not have a fixed maximum number of Shares that may be subject to Options granted under the Option Plan, AltaGas is required by the Toronto Stock Exchange (the “TSX”) to seek shareholder approval every three years for any unallocated entitlements (options available but not yet granted). As a result, Shareholders will be asked at the Meeting to pass an ordinary resolution to approve all unallocated entitlements under the Option Plan.

Shareholders approved and authorized the unallocated entitlements in 2013 and 2016. At each of those meetings, the requested resolution was passed by a majority of votes cast. The authorization approved at the 2016 meeting will expire on April 20, 2019. The detailed voting results of 2013 and 2016 are set out below:

Year	Votes For	% Votes For	Votes Withheld	% Votes Withheld
2013	49,910,258	86.55%	7,758,107	13.45%
2016	60,721,416	75.27%	19,950,201	24.73%

As at the Record Date, 5,865,058 Options (representing approximately 2.1% of the aggregate issued and outstanding Shares as at that date) are currently issued and outstanding under the Option Plan out of a maximum allocation of 27,587,668 Options (representing approximately 10% of the current issued and outstanding Shares). As a result, there are currently 21,722,610 unallocated entitlements available for issuance that may be granted in the future. However, based on recent amendments made by AltaGas to the Option Plan to reduce the maximum number of Options issuable from 10% to 5% of the issued and outstanding Shares, AltaGas is seeking Shareholder approval for unallocated Options representing 5% of AltaGas’ aggregate issued and outstanding Shares, which as at the Record Date is approximately 7,928,772 Options. AltaGas does not currently issue Shares under any of its other security-based compensation arrangements.  The amendments to the Option Plan were made in accordance with the amendment provisions contained in the Option Plan and have been conditionally approved by the TSX.  For details of the material amendments to the Option Plan, see “2018 & 2019 Compensation Program Changes” and for a summary of the amendments and the material terms of the Option Plan, refer to “Schedule B”.

As an item of special business, Shareholders will be asked at the Meeting to consider and, if thought fit, adopt the following ordinary resolutions:

“RESOLVED THAT:

1.                    All unallocated options to acquire common shares of AltaGas Ltd. (“AltaGas”) entitled to be granted under its Option Plan, to a maximum (when taken together with the number of options then issued and outstanding) of no greater than 5% of the issued and outstanding common shares of AltaGas at any given time, be approved and are authorized to be issued.

2.                    AltaGas shall have the ability to continue granting Options under the Option Plan until May 2, 2022, being the date that is three years from the date shareholder approval is being sought at a shareholder meeting.

3.                    Any one officer or director of AltaGas be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions.

4.                    The board of directors of AltaGas may revoke this resolution before it is acted upon, without further approval of the shareholders.”

The above resolutions must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting in respect of these resolutions.

The Board recommends that the Shareholders vote FOR the foregoing resolutions. The Board has determined that the continuation of the Option Plan is in the best interests of AltaGas and has approved the unallocated Options for which approval is sought.

In the absence of contrary instructions, it is the intention of the management designees named in the enclosed form of proxy to vote in favour of the foregoing resolutions.

Regardless of whether or not these resolutions are passed, outstanding Options at April 20, 2019 will be unaffected.  Options granted between April 20, 2019 and May 2, 2019 will be subject to Shareholder approval. If the resolution to approve unallocated Options is not passed, no further Options will be granted (including in respect of Options outstanding at April 20, 2019 which are subsequently cancelled, terminated or exercised) until Shareholder approval is obtained.

Reduction of Stated Capital

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve by way of special resolution, a reduction in the stated capital account of the Shares, without any payment or distribution to Shareholders, to $1.00 per Share, currently estimated to be an aggregate of $275,876,687 based on the number of Shares issued and outstanding on the Record Date (the “Stated Capital Reduction”). If the resolution is approved, the Stated Capital Reduction will be effective as of May 2, 2019 and the aggregate stated capital account amount will be based on the number of Shares issued and outstanding on the effective date.

Under the Canada Business Corporations Act (the “CBCA”), a corporation must maintain a separate stated capital account for each class of shares it issues. Subject to certain limited exceptions, the CBCA requires that a corporation add to each stated capital account the full amount of any consideration it receives for the class of shares it issues. The CBCA also imposes certain constraints on a corporation in respect of its ability to declare or pay a dividend on its shares if, among other things, there are reasonable grounds for believing that the realizable value of the corporation’s assets would, as a result of the declaration or payment, be less than the aggregate of its liabilities and stated capital of all classes of shares.

The Board believes that the Stated Capital Reduction would benefit AltaGas by giving the Board flexibility in managing AltaGas’ capital structure given the ongoing volatility in financial and capital markets and, in particular, to provide flexibility for the Board to continue to declare and pay dividends where it determines it prudent to do so. The proposed Stated Capital Reduction will not result in a change to shareholders equity on the financial statements, impact the day-to-day operations of AltaGas or its financial covenants or alter AltaGas’ financial condition.

The CBCA provides that a corporation shall not reduce its stated capital if there are reasonable grounds for believing that: (i) the corporation is, or would after the reduction be, unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. AltaGas does not have reasonable grounds to believe that it is, or would after the proposed Stated Capital Reduction be, unable to pay its liabilities as they become due or that the realizable value of AltaGas’ assets would thereby be less than the aggregate of its liabilities.

The proposed Stated Capital Reduction will have no immediate income tax consequences to a holder of Shares. It may have an effect in the future, in certain circumstances, if AltaGas is wound up or makes a distribution to Shareholders, or if AltaGas redeems, cancels or acquires its outstanding Shares. Generally, upon such transactions, a Shareholder will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the stated capital of Shares. The decrease in stated capital will be reflected as an increase to contributed surplus on AltaGas’ financial statements.

As an item of special business, the Shareholders will be asked at the Meeting to consider and, if thought fit, adopt the resolutions set out below:

“RESOLVED THAT, as a special resolution of the shareholders:

1.              The stated capital account of the common shares of AltaGas Ltd. (“AltaGas”) be reduced to an amount equal to $1.00 per Share, the aggregate amount of which will be determined based on the number of Shares issued and outstanding on the effective date of the reduction, all as more particularly described in the Management Information Circular of AltaGas dated March 21, 2019.

2.              The contributed surplus of AltaGas be increased by an amount equal to the reduction in stated capital.

3.              Any one officer or director of AltaGas be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions.

4.              The Board of Directors of AltaGas may revoke this resolution before it is acted upon, without further approval of the shareholders.”

Pursuant to the provisions of the CBCA, the foregoing special resolution must be approved by not less than two-thirds of the votes cast by Shareholders at the Meeting, in person or represented by proxy.

The Board recommends that the Shareholders vote FOR the foregoing resolutions. In the absence of contrary instructions, it is the intention of the management designees named in the enclosed form of proxy to vote in favour of the foregoing resolutions.

Other Business

AltaGas is not aware of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Interest of Certain Persons or Companies in Matters to be Acted Upon

To AltaGas’ knowledge, no director or executive officer of AltaGas serving at any time in 2018, no proposed nominee nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

DIRECTOR NOMINEES

All the proposed nominees are currently directors of AltaGas and have been since the dates indicated.

Each nominee brings a mix of skills and experience to the Board. The combination of these skills is important for the Board to effectively oversee AltaGas’ affairs and carry out its duties and responsibilities.

See the director skills matrix and other governance information under the heading “Corporate Governance”.

In 2018, the Board expanded its size from nine to 12 seats and welcomed four new members (one of whom is the CEO) with experience in the areas of U.S. operations, regulatory and compliance, financial and capital markets, strategic planning and leadership. Refer to the disclosure under the heading “Corporate Governance — Board Renewal” and “Corporate Governance — Nomination and Director Selection”.

Retiring Director

Having reached the retirement age of 75, Mr. McCrank, a current director of AltaGas, is not standing for re-election at the Meeting. Mr. McCrank has been a valued director of AltaGas since December 10, 2007 and has served in various capacities on the Board, including as Lead Director and as Chair of the Governance Committee. He has brought a wealth of experience to his role.  In 2018 he was instrumental in the recruitment of the new directors and the execution of the CEO succession plan.

When Mr. Karkkainen, an independent director, assumes the role of Chair of the Board from Mr. Cornhill effective April 2, 2019, Mr. McCrank will step down as Lead Director, as that role will no longer be necessary. Mr. McCrank will remain the Chair of the Governance Committee until the close of the Meeting.  Refer to the disclosure under the heading “Corporate Governance — Succession Planning”.

Nominees

Catherine M. Best	Independent | Director Since 2011

Calgary, Alberta, Canada

Age: 65

Key Areas of Expertise:

•      Accounting/Audit

•      Risk Oversight

•      HR/Compensation

Ms. Best is a Chartered Accountant and has been a Corporate Director since 2009. From 2000 to 2009, she held senior financial positions, including Interim Chief Financial Officer of Alberta Health Services and Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region. Prior to this, she was with Ernst & Young for 19 years, the last 10 as Corporate Audit Partner.

Ms. Best holds a Bachelor of Interior Design degree from the University of Manitoba. She was awarded her FCA designation in 2002 and her ICD.D in 2009. She is a member of the Board of the Alberta Children’s Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation. Ms. Best is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)
Board of Directors	19 of 20	95%
Audit Committee	5 of 5	100%
HRC Committee	6 of 6	100%

Other Public Company Boards

Badger Daylighting Ltd.

Canadian Natural Resources Limited

Superior Plus Corp.

Ownership(3)	Shares	Options	RUs	DSUs	Equity Requirement	Met(5)
March 23, 2018	nil	18,000	5,690	12,378
March 21, 2019	nil	18,000	5,850	19,596	3.0x	On track

2018 AGM Voting Results

Votes For:	97.43%

Victoria A. Calvert	Independent | Director Since 2015

Calgary, Alberta, Canada

Age: 63

Key Areas of Expertise:

•      Governance

•      Sustainability

•      Stakeholder Relations/Communications

Ms. Calvert is a Corporate Director and Professor Emerita of Entrepreneurship and International Business with Mount Royal University (MRU) in Calgary, where she taught from 1988 until 2018.

She also served as MRU’s Community Service Learning facilitator overseeing relationships, conducting a research program, and developing administrative frameworks. Prior to this, she held corporate positions at Hudson’s Bay Oil and Gas and the Bank of Nova Scotia.

Ms. Calvert holds a Bachelor of Commerce (Hons.) degree from Queen’s University and a Master of Business Administration degree from Western University. Ms. Calvert has served as a director of the Heritage Park Society Board, the Canadian Council of Small and Medium Enterprises, the Calgary Business Information Centre, and as an advisor for the Canadian Alliance for Community Service Learning. Ms. Calvert is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)
Board of Directors	20 of 20	100%
EHS Committee	3 of 3	100%
Governance Committee	8 of 8	100%

Other Public Company Boards

None

Ownership(3)	Shares	Options	RUs	DSUs	Equity Requirement	Met(5)
March 23, 2018	nil	nil	5,690	7,076
March 21, 2019	nil	nil	5,850	10,767	3.0x	On track

2018 AGM Voting Results

Votes For:	96.00%

David W. Cornhill	Non-Independent | Director since 1994

Calgary, Alberta, Canada

Age: 65

Key Areas of Expertise:

•      Leadership/Strategy

•      Risk Oversight

•      Governance

Mr. Cornhill is Chairman of the Board, a position he has held since the inception of AltaGas’ predecessor in 1994. Mr. Cornhill is a founding shareholder of AltaGas (and its predecessors). He was Chief Executive Officer of AltaGas from 1994 to 2016 and served as interim co-CEO from July to December 2018. Prior to forming AltaGas, Mr. Cornhill served in various capacities with Alberta and Southern Gas Co. Ltd., including Vice President, Finance and Administration, Treasurer and President and Chief Executive Officer.

Mr. Cornhill is an experienced leader in the business community and is a strong supporter of communities and community collaboration, investment and enhancement.

Mr. Cornhill is a member of the Ivey Advisory Board at Western University. He holds a Bachelor of Science (Hons.) degree and a Master of Business Administration degree, both from Western, and was awarded an honorary Doctor of Laws degree by Western in 2015. Mr. Cornhill is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)
Board of Directors(4)	20 of 20	100%

Other Public Company Boards

Imperial Oil Limited

AltaGas Canada Inc.

Ownership(3)	Shares	Options	RUs	DSUs	Pref Shares	Equity Requirement	Met(5)
March 23, 2018	1,570,019	935,000	nil	20,848	30,000
March 21, 2019	1,585,294	935,000	36,298	43,967	30,000	3.0x	✓

2018 AGM Voting Results

Votes For:	90.47%

Randall L. Crawford	Non-Independent | Director since 2018

Calgary, Alberta, Canada

Age: 56

Key Areas of Expertise:

•      Leadership/Strategy

•      Risk Oversight

•      Gas Infrastructure/Regulated Utilities

Mr. Crawford is the President and CEO of AltaGas and has been since December 2018. Prior to joining AltaGas, Mr. Crawford was with EQT Midstream Partners, LP from 2012 to 2017, most recently as Executive Vice President and Chief Operating Officer and with EQT Corporation as Senior Vice President and President, Midstream, Commercial and Distribution from 2007 to 2017.

Mr. Crawford holds a Bachelor of Science in Accounting and Economics from West Virginia Wesleyan College and is a CPA. Mr. Crawford previously served as a director for numerous energy associations, including the American Gas Association, the Energy Association of Pennsylvania, the West Virginia Oil and Natural Gas Association and the Interstate Natural Gas Association of America. He is a director of the Children’s Hospital of Pittsburgh Foundation and a member of the University of Pittsburgh Cancer Institute Council. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)(2)
Board of Directors(4)	n/a

Other Public Company Boards

None

Ownership(3)	Shares	Options	PUs	DSUs	Equity Requirement	Met(6)
March 21, 2019	nil	500,000	165,651	nil	5.0x	On track

Allan L. Edgeworth	Independent | Director since 2005

North Vancouver, British Columbia, Canada

Age: 68

Key Areas of Expertise:

•      Environment, Health & Safety

•      HR/Compensation

•      Gas Infrastructure/ Regulated Utilities

Mr. Edgeworth is a Professional Engineer and Corporate Director. He was the President of ALE Energy Inc. from January 2005 through December 2015. Prior to this, Mr. Edgeworth was with Alliance Pipeline Ltd., initially serving in the position of Executive Vice President and Chief Operating Officer and later serving as President and CEO.

Mr. Edgeworth was a Commission member and Director of the Alberta Securities Commission. He has also served on the Boards of the Interstate National Gas Association of America and the Canadian Gas Association and is a past-Chair of the Canadian Energy Pipeline Association. Mr. Edgeworth holds a Bachelor of Applied Science from the University of British Columbia in Geological Engineering and is a graduate of the Queen’s Executive Program. Mr. Edgeworth is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)
Board of Directors	19 of 20	95%
Audit Committee	5 of 5	100%
EHS Committee (Chair)	3 of 3	100%

Other Public Company Boards

Emera Incorporated

Ownership(3)	Shares	Options	RUs	DSUs	Equity Requirement	Met(5)
March 23, 2018	31,836	42,500	5,690	6,187
March 21, 2019	40,821	27,500	5,850	9,794	3.0x	✓

2018 AGM Voting Results

Votes For:	95.89%

Daryl H. Gilbert	Independent | Director since 2000

Calgary, Alberta, Canada

Age: 67

Key Areas of Expertise:

•      HR/Compensation

•      Environment, Health & Safety

•      Gas Infrastructure

Mr. Gilbert is a Professional Engineer and has been an independent businessman since 2005. He joined JOG Capital Inc. in May 2008 as a Managing Director and Investment Committee member. Mr. Gilbert was with Gilbert Laustsen Jung Associates Ltd. (now GLJ Petroleum Consultants Ltd.) from 1979 to 2005, serving as President and Chief Executive Officer from 1994 to 2005.

Mr. Gilbert holds a Bachelor of Science in Civil Engineering from the University of Manitoba. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and has extensive experience in the industry and as a director. Mr. Gilbert is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)
Board of Directors	19 of 20	95%
EHS Committee	3 of 3	100%
HRC Committee (Chair)	6 of 6	100%

Other Public Company Boards

Falcon Oil & Gas Ltd.

Surge Energy Inc.

Leucrotta Exploration Inc.

Whitecap Resources Inc.

Ownership(3)	Shares	Options	RUs	DSUs	Equity Requirement	Met(5)
March 23, 2018	40,900	27,500	5,690	nil
March 21, 2019	40,900	27,500	5,850	nil	3.0x	✓

2018 AGM Voting Results

Votes For:	85.34%

Robert B. Hodgins	Independent | Director since 2005

Calgary, Alberta, Canada

Age: 67

Key Areas of Expertise:

•      Accounting/Audit

•      Risk Oversight

•      U.S. Experience

Mr. Hodgins is a Chartered Accountant and has been an independent businessman since November 2004. Mr. Hodgins has been serving as Senior Advisor, Investment Banking for Canaccord Genuity Corp. from September 2018. Prior to that, he was the Chief Financial Officer of Pengrowth Energy Trust (now Pengrowth Corporation) from 2002 to 2004, Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2002 and Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.

Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at Western University and received a Chartered Accountant designation. He was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991 and he is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)
Board of Directors	20 of 20	100%
Audit Committee (Chair)	5 of 5	100%
Governance Committee	8 of 8	100%

Other Public Company Boards

Enerplus Corporation

Gran Tierra Energy Inc.

MEG Energy Inc.

Ownership(3)	Shares	Options	RUs	DSUs	Equity Requirement	Met(5)
March 23, 2018	14,600	52,500	5,690	6,187
March 21, 2019	16,950	27,500	5,850	12,471	3.0x	✓

2018 AGM Voting Results

Votes For:	95.13%

Cynthia Johnston	Independent | Director since 2018

Victoria, British Columbia, Canada

Age: 57

Key Areas of Expertise:

•      Regulated Utilities/Power Infrastructure

•      Environmental, Health & Safety

•      Stakeholder Relations

Ms. Johnston is a Corporate Director. She was Executive Vice President, Gas, Renewables and Operations Services at TransAlta Corporation from 2015 until her retirement in 2017. Between 2011 and 2015, she held various positions, including Executive Vice President Enterprise Risk and Corporate Services and Executive Vice President Corporate Services. Prior thereto, Ms. Johnston held various executive leadership positions with TransAlta and FortisAlberta.

Ms. Johnston holds a Bachelor of Arts in Economics from the University of Calgary and a Masters in Applied Economics from the University of Victoria. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)(2)
Board of Directors	11 of 11	100%

Other Public Company Boards

None

Ownership(3)	Shares	Options	RUs	DSUs	Equity Requirement	Met(5)
March 21, 2019	3,000	nil	2,744	1,552	3.0x	On track

Pentti O. Karkkainen	Independent | Director since 2018

West Vancouver, British Columbia, Canada

Age: 64

Key Areas of Expertise:

•      Capital Markets

•      Governance

•      Stakeholder Relations

Mr. Karkkainen is a Corporate Director. Mr. Karkkainen was a co-founder and General Partner of KERN Partners from 2000 to 2014, and was the firm’s Senior Strategy Advisor from 2014 until his retirement from the firm in 2015. Prior thereto, Mr. Karkkainen was the Managing Director and Head of Oil and Gas Equity Research at RBC Capital Markets.

Mr. Karkkainen has significant board experience, including as Lead Director and as chair of compensation and audit committees. Mr. Karkkainen holds a Bachelor of Science (Honours) in Geology from Carleton University and a Masters of Business Administration from Queen’s University. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)(2)
Board of Directors	11 of 11	100%

Other Public Company Boards

NuVista Energy Ltd.

Ownership(3)	Shares	Options	RUs	DSUs	Equity Requirement	Met(5)
March 21, 2019	7,000	nil	2,744	1,552	3.0x	On track

Phillip R. Knoll	Independent | Director since 2015

Kelowna, British Columbia, Canada

Age: 64

Key Areas of Expertise:

•      Leadership/Strategy

•      Governance

•      Gas Infrastructure/Regulated Utilities

Mr. Knoll is a Professional Engineer and has been the President of Knoll Energy Inc. since 2006. He acted as interim co-CEO of AltaGas from July to December 2018. Prior thereto, he was CEO of Corridor Resources Inc. from 2010 to 2014. Mr. Knoll was a director of AltaGas Utility Group Inc. from 2005 to 2009. His other roles included Group Vice President, Duke Energy Gas Transmission, Chair, Management Committee and President for Maritimes & Northeast Pipeline, as well as senior roles at Westcoast Energy Inc., TransCanada Pipelines Limited and Alberta Natural Gas Company Ltd.

Mr. Knoll has over 35 years of varied experience in the energy sector, primarily related to energy infrastructure businesses and the natural gas value chain. Mr. Knoll holds a Bachelor of Applied Science from the Technical University of Nova Scotia in Chemical Engineering. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)(2)
Board of Directors(4)	19 of 20	95%
Audit Committee	4 of 4	100%
EHS Committee	3 of 3	100%

Other Public Company Boards

Corridor Resources Inc.

Ownership(3)	Shares	Options	RUs	DSUs	Pref Shares	Equity Requirement	Met(5)
March 23, 2018	4,016	nil	5,690	4,605	1,000
March 21, 2019	16,879	nil	17,624	28,117	1,000	3.0x	✓

2018 AGM Voting Results

Votes For:	98.62%

Terry D. McCallister	Non-Independent | Director since 2018

Key West, Florida, U.S.A.

Age: 63

Key Areas of Expertise:

•      U.S. Experience

•      Regulated Utilities

•      Stakeholder Relations

Mr. McCallister is an independent businessman. He was Chairman and Chief Executive Officer of WGL and Washington Gas from 2009 until his retirement in 2018. Prior thereto, Mr. McCallister served as President and Chief Operating Officer of WGL and Washington Gas, joining Washington Gas in 2000 as Vice President of Operations. He has also held various leadership positions with Southern Natural Gas and Atlantic Richfield Company.

Mr. McCallister has a Bachelor of Science in Engineering Management from the University of Missouri-Rolla and is a graduate of the University of Virginia’s Darden School of Business Executive Program. He has served on the National Petroleum Council, the American Gas Association, the Southern Gas Association and on the boards of several business and community organizations, including, the Gas Technology Institute, the Greater Washington Board of Trade, the Alliance to Save Energy, the Smithsonian National Zoo, the National Symphony Orchestra and the INOVA Health System Foundation. Mr. McCallister is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2018	Attendance in 2018(1)(2)
Board of Directors(4)	11 of 11	100%

Other Public Company Boards

None

Ownership(3)	Shares	Options	RUs	DSUs	Equity Requirement	Met(5)
March 21, 2019	44,000	nil	2,744	2,327	3.0x	✓

Notes:

(1)             In 2018, the Board held 6 regularly scheduled meetings and 14 special meetings; the Audit Committee held 5 regularly scheduled meetings; the HRC Committee held 5 regularly scheduled meetings and 1 special meeting; the Governance Committee held 4 regularly scheduled meetings and 4 special meetings; the EHS Committee held 3 regularly scheduled meetings. No regularly scheduled meetings were missed. The tables do not include meetings of ad hoc committees.

(2)             Ms. Johnston, Mr. Karkkainen and Mr. McCallister were appointed to the Board on July 25, 2018; their attendance reflects all the meetings held from July 25, 2018 to December 31, 2018. Mr. Crawford was appointed to the Board on December 10, 2018 and no meetings were held from December 10, 2018 to December 31, 2018, however, Mr. Crawford participated as an observer and invited guest to board meetings related to budget and capital allocation held prior to his effective date. Mr. Knoll ceased to be a member of the Audit Committee on July 24, 2018 when he commenced acting as interim co-CEO, his Audit Committee attendance reflects all the Audit Committee meetings held from January 1, 2018 to July 24, 2018.

(3)             Refers to the ownership position held by the nominee as of March 23, 2018 and March 21, 2019. As at March 21, 2019 (the Record Date), the proposed nominees collectively held less than 1% of the total issued and outstanding Shares (including Shares beneficially owned, directly or indirectly, and Shares over which control or direction is exercised, in each case as provided by the nominees).

(4)             Mr. Cornhill, is deemed to be non-independent until he completes a three year cooling off period following his retirement as former CEO on April 15, 2016. Mr. Crawford, as current President and CEO, is not independent. Mr. McCallister was the former CEO of WGL and Washington Gas, now subsidiaries of AltaGas, and will not be considered independent until the expiry of three years following his retirement as CEO of WGL.

(5)             The equity ownership requirement for non-executive directors (other than Mr. Cornhill) is the value of the annual retainer earned in the year plus the value of any equity grant awarded as director compensation at December 31, 2018, multiplied by three. For Mr. Cornhill, the ownership requirement is the value of his annual director equity grant multiplied by three. See “Director Equity Ownership Requirement” for more information.

(6)             Please see the “Executive Ownership Requirement” for details on the value of equity Mr. Crawford is required to hold.

Additional Information on Directors

Cease Trade Orders, Bankruptcies, Sanctions and Penalties

Except as disclosed below, none of the proposed directors: (i) are, or have been within the past ten years a director, chief executive officer or chief financial officer of any company, including AltaGas and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), or after such person ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of an Order which resulted from an event that occurred while acting in such capacity; (ii) are, or have been within the past ten years, a director or executive officer of any company, including AltaGas and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) have, including any personal holding companies of such person, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets:

•                  Mr. Gilbert was a director of LGX Oil + Gas Inc. (“LGX”) from August 12, 2013 to June 7, 2016. On June 7, 2016, LGX was, on application by LGX’s senior lender, the subject of a consent receivership order under the Bankruptcy and Insolvency Act (Canada) pursuant to which Ernst & Young Inc. was appointed the receiver of all of LGX’s current and future assets, undertakings and properties. LGX was the subject of a cease trade order issued by the Alberta Securities Commission on September 6, 2016 for failure to file certain financial statements. On February 9, 2017, approval and vesting orders were granted by the Court of Queen’s Bench of Alberta with respect to the liquidation and sale of assets by the receiver.

•                  Mr. Gilbert was a director of Connacher Oil & Gas Limited (“Connacher”) from October 2014 until February 25, 2019. Mr. Gilbert initially joined the board of directors of Connacher to assist in guiding the corporation through what turned out to be several financial restructurings. On May 17, 2016, Connacher applied for and was granted protection from its creditors pursuant to a Stay of Proceedings Order from the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act (“CCAA”). On May 20, 2016, the TSX delisted the common shares of Connacher for failure to meet continued listing requirements. On February 16, 2019 Connacher announced that it was proceeding to close on a credit bid transaction with its supporting lenders, which is expected to be consummated in 2019 and will lead to an exit from the CCAA.

•                  Mr. Hodgins was a director of Skope Energy Inc. (“Skope”) from December 15, 2010 to February 19, 2013. On November 27, 2012, Skope was granted protection from its creditors by the Court of Queen’s Bench of Alberta pursuant to the CCAA to implement a restructuring which was approved by the required majority of Skope’s creditors. The restructuring was sanctioned by the Court of Queen’s Bench of Alberta in February of 2013.

None of the proposed directors (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Interlocking Service

The Board considers the avoidance of interlocking relationships a good governance practice as such relationships could impact independence. As part of the governance guidelines adopted by the Board, the Governance Committee considers any material relationships which may impact independence (including potential interlocking relationships)
when proposing nominees and recruiting new candidates.

As of the Record Date, none of the nominees serve together as directors on the boards of any other public company, and no executive officer of AltaGas serves on the board of a public company of which a nominee is an executive officer. Please refer to the director nominee tables for all current public board of director memberships held by each nominee.

2019 Director Voting Results

Voting results for 2019 will be posted following the Meeting on SEDAR (www.sedar.com).

Other Relevant Sections

For additional information on the directors, refer to the following headings under “Corporate Governance”:

•                  “Board Committees” — committee participation, committee composition changes, 2018 highlights;

•                  “Board Renewal” — areas of expertise, including directors skills matrix and other key characteristics of the Board;

•                  “Director Orientation, Development and Education” — professional development, including internal and external education sessions attended in 2018.

DIRECTOR COMPENSATION

Compensation Philosophy and Approach

AltaGas’ objectives with respect to director compensation include:

•                  attract and retain highly skilled and experienced individuals to serve as members of the Board;

•                  competitively compensate members of the Board commensurate with their responsibilities and time commitment; and

•                  align the interests of the directors with those of the Shareholders.

While AltaGas’ executive compensation program is designed around pay-for-performance, director compensation is based primarily on annual retainers. This practice is designed to meet the above-referenced compensation objectives while ensuring that directors are unbiased when making decisions and carrying out their duties.

AltaGas provides all non-executive directors with a comprehensive compensation package of:

•                  annual retainers, which can be taken in DSUs; and

•                  equity-based awards, in the form of DSUs or RUs.

The value of a DSU is directly tied to the price of AltaGas shares and is not payable until a director retires from the Board, hence, DSUs align the interests of our directors and shareholders. Non-executive directors also receive benefits and are reimbursed for their out-of-pocket expenses incurred in acting as a director (including travel expenses to attend meetings in person). See “Compensation Components” for further details of annual compensation.

Compensation Governance

The Governance Committee is responsible for reviewing and making recommendations with respect to non-executive director compensation. In completing its review the Governance Committee considers several factors including the views of independent compensation consultants. Over the past several years the Governance Committee has engaged Hugessen Consulting Inc. (“Hugessen”) to advise on director compensation and director share ownership requirements.

In 2018 the peer group used for executive compensation was adjusted following the closing of the WGL Acquisition to align with the change in scope, size and focus of AltaGas. The Governance Committee determined that the Canadian peers within the executive compensation peer group would be used to review non-executive director compensation practices. No changes in non-executive director compensation were made in 2018 despite the increased size and scope of the company following the WGL Acquisition and the increased time commitment.

Hugessen was also engaged to review, on behalf of the HRC Committee, the compensation for Mr. Cornhill and Mr. Knoll for their role as interim co-CEOs. During their service as interim co-CEOs, director compensation for Mr. Cornhill and Mr. Knoll was suspended. As part of their compensation as interim co-CEOs, Mr. Cornhill and Mr. Knoll received monthly equity grants in the form of DSUs and RUs. Recognizing that their role was interim in nature, this equity structure was aligned with the equity typically received by directors. The compensation they received as interim co-CEOs for 2018 is included under “Executive Compensation”.

Refer to the discussion under the heading “Compensation Discussion and Analysis — Compensation Consultants and Advisors” for additional information related to the engagement of compensation advisors by the Board and its committees.

Compensation Program Elements

AltaGas’ total compensation program includes an annual cash retainer for serving on the Board, as well as retainers for serving on the committees of the Board and an annual equity grant. The Lead Director and each of the Committee Chairs receive an additional retainer for the workload associated with those roles.

Cash Retainer

The non-executive directors of the Board (other than Mr. Cornhill) received an annual cash retainer of $120,000 for their service as directors of AltaGas for the year ended December 31, 2018. No additional meeting attendance fees are paid to directors.

The annual retainer may, at the election of each director, be taken in DSUs in such proportion as elected by such director. Director compensation is paid quarterly. The number of DSUs that a director is entitled to receive is equal to the dollar amount elected to be taken in DSUs, divided by the market price on the grant date, where the market price is the average closing price of the Shares for the 20 consecutive trading days immediately preceding the date of grant. Pursuant to minimum equity ownership requirements established by the Board (as more particularly described under the heading “Director Equity Ownership Requirement”), a director who has not yet achieved the minimum equity ownership requirement must take at least 50% of his or her annual cash retainer in DSUs, allowing for better alignment of the financial interests of directors with the long-term success of AltaGas.

The table below outlines the cash retainers received by the non-executive directors for the years ended December 31, 2017 and December 31, 2018.

	Annual Cash Retainer ($)
Role	2018	2017
Chairman	nil	nil
All other non-executive directors	120,000	120,000
Lead Director	60,000	60,000
Audit Committee Chair	20,000	20,000
Other Committee Chairs	10,000	10,000
Committee Members (per committee)	4,000	4,000

Annual Equity Grant

In addition to the cash retainer fee, a portion of which may be taken as DSUs, each of the non-executive directors (other than Mr. Cornhill and Mr. Knoll) received a grant of 2,700 RUs on December 17, 2018, valued at $38,151. The value of the annual equity grant in 2017 was $79,433 (2,700 RUs multiplied by closing price of the Shares on the grant date of $29.42). Mr. Knoll did not receive this 2018 RU grant as his director compensation was suspended while he was receiving compensation as interim co-CEO. Mr. Cornhill received a quarterly grant of 5,000 DSUs in lieu of a cash retainer and RUs for serving as Chairman. This grant was suspended while he was receiving compensation as interim co-CEO.

DSUs are governed by the DSUP. The purpose of the DSUP is to provide directors with incentives designed to promote sustained improvement in AltaGas’ business and align director compensation with longer term shareholder interests. DSUs are notional shares linked directly to Share price performance that are recorded as cash-based bookkeeping entries that vest immediately when granted and can only be redeemed upon the departure of the director from the Board. Dividend equivalents are credited to a director’s account, in the form of additional DSUs, consistent with dividends declared on the Shares. The amount a director receives on redemption is calculated by multiplying the number of DSUs he or she holds in his or her account (including credited dividend equivalents) by the Share price, where the Share price is the average closing price of the Shares for the 20 consecutive trading days prior to the payment date.

RUs are governed by the MTIP. Similar to DSUs, RUs are notional shares linked to Share price performance and are recorded entirely as cash-based bookkeeping entries. RUs generally vest as to one-third of the grant per year over a three year period commencing with the first anniversary of the grant date contingent upon AltaGas paying out a dividend during each year of the vesting period. RUs are paid upon vesting and AltaGas has the option to pay the value of the RUs in cash or in Shares purchased on the open market. RUs continue to vest following the retirement of a director. Dividend equivalents are credited to a director’s account, in the form of additional RUs, consistent with dividends declared on the Shares.

Further details of the DSUP and MTIP are provided in “Schedule B”.

Directors are subject to Equity Ownership Requirements, which are discussed on page 27.

Summary Compensation Table for Non-Executive Directors

The following table reflects the compensation paid to each non-executive director of AltaGas during the year ended December 31, 2018.

Details on the compensation paid to CEOs (including the interim co-CEOs when they served in such capacity on an interim basis) can be found under the heading “Executive Compensation”.

Name	Fees Earned(1) ($)	Share-based Awards(2) ($)	Option- based Awards(3) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value(3) ($)	All other Compensation(4) ($)	Total ($)
Catherine Best	128,000	38,151	nil	nil	nil	4,389	170,540
Victoria Calvert	128,000	38,151	nil	nil	nil	4,414	170,565
David Cornhill(5)(6)	nil	520,650	nil	nil	nil	25,021	545,671
Allan Edgeworth	134,000	38,151	nil	nil	nil	4,344	176,495
Daryl Gilbert	134,000	38,151	nil	nil	nil	4,344	176,495
Robert Hodgins(6)	144,000	101,551	nil	nil	nil	4,344	249,895
Cynthia Johnston	52,174	38,151	nil	nil	nil	836	91,161
Pentti Karkkainen	52,174	38,151	nil	nil	nil	2,172	92,497
Phillip Knoll(7)	71,846	—	nil	nil	nil	21,747	93,593
Terry McCallister(8)	52,174	38,151	nil	nil	nil	32,705	123,030
M. Neil McCrank	194,000	38,151	nil	nil	nil	4,309	236,460
TOTAL(9)	1,090,368	927,409	nil	nil	nil	108,625	2,126,402

Notes:

(1)               Fees can be taken in DSUs. The value of the DSUs for the non-executive directors is the amount of the annual cash retainer elected by each director to be taken in DSUs in 2018. See disclosure under the heading “Annual Retainer”. Mr. Cornhill receives a quarterly grant of DSUs rather than a cash retainer. Refer to note (5) below.

(2)             All non-executive directors other than Mr. Cornhill and Mr. Knoll received a grant of 2,700 RUs on December 17, 2018. Grant date fair value of RUs is calculated by multiplying the number of units granted by the closing price of the Shares on the grant date ($14.13). The methodology used to calculate the fair value of RUs is the same as that used for accounting purposes. See discussion of the MTIP in more detail below under the heading “Compensation Discussion and Analysis — Elements of Compensation Program”.

(3)             No options have been granted to non-executive directors since 2013. Non-executive directors do not participate in any AltaGas non-equity incentive plans or pension plans.

(4)             Amounts include the value of AltaGas’ group benefits plan, in which all current directors participate, with the exception of Mr. McCallister. Mr. Knoll received compensation for service on a subsidiary board as noted below in (7). Mr. McCallister received compensation for service on a subsidiary board as noted below in (8). Mr. Cornhill’s amount includes other perquisites such as a parking benefit and vehicle allowance.

(5)             Mr. Cornhill receives a quarterly grant of 5,000 DSUs at the beginning of each quarter for serving as Chairman. For the purposes of calculating the value of his DSUs, the grant price used was the average closing price of Shares for the 20 consecutive trading days immediately preceding the quarterly date of grant: for Q1 - $28.91; Q2 - $23.93; and Q3 - $25.93. Mr. Cornhill did not receive a grant while he served as interim co-CEO. The table does not include his compensation for serving as interim co-CEO.

(6)             Mr. Hodgins received a grant of 2,500 DSUs and Mr. Cornhill received a grant of 5,000 DSUs on June 18, 2018 for additional ad hoc committee services performed in 2017. The Share price used to calculate value was $25.36, being the average closing price of Shares for the 20 consecutive trading days immediately preceding the date of grant.

(7)             Mr. Knoll received compensation as a director of AltaGas and as a director of Heritage Gas Limited, which was a subsidiary of AltaGas prior to its acquisition by AltaGas Canada Inc., for the period January to July. He received compensation as interim co-CEO from August to December, which is not included in the table. Mr. Knoll received $17,333 for his services on the board of Heritage Gas Limited.

(8)             Mr. McCallister received compensation for serving on the board of directors of WGL from July 6, 2018 to November 30, 2018 in the amount of $25,000 USD, which was converted using the exchange rate of 1.3082, the average exchange rate from July 6, 2018 to November 30, 2018.

(9)             AltaGas paid a total of $2,126,402 to the non-executive directors of AltaGas in 2018 compared to $2,168,349 in 2017.

Director Fees

The following table outlines the cash retainer paid to each non-executive director for serving on the Board and its committees, and the portion of the annual retainer that each director elected to receive in DSUs.

Name	Annual Board Retainer ($)	Annual Retainer taken in DSUs (%)	Retainer for acting as Lead or Chair(1) ($)		Committee Member Retainer(2) ($)	Total Fees Earned ($)	Total Fees taken as Cash ($)
Catherine Best	120,000	100	nil		8,000	128,000	8,000
Victoria Calvert	120,000	50	nil		8,000	128,000	68,000
David Cornhill(2)	nil	n/a	nil		n/a	nil	nil
Allan Edgeworth	120,000	50	10,000		4,000	134,000	74,000
Daryl Gilbert	120,000	0	10,000		4,000	134,000	134,000
Robert Hodgins	120,000	50	20,000		4,000	144,000	84,000
Cynthia Johnston(3)	52,174	50	nil		nil	52,174	26,087
Pentti Karkkainen(3)	52,174	50	nil		nil	52,174	26,087
Phillip Knoll(4)	66,923	50	nil		4,923	71,846	41,846
Terry McCallister(3)	52,174	75	nil		nil	52,174	13,043
M. Neil McCrank(5)	120,000	100	70,000	(5)	4,000	194,000	74,000

Notes:

(1)             The Chairs of the Committees at December 31, 2018 were as follows: Audit: Hodgins; Governance: McCrank; HRC: Gilbert; and EHS: Edgeworth. Each non-executive director, other than the Chairman and the directors appointed in 2018, served on two committees during the year. For current committee membership, refer to the disclosure under the heading “Corporate Governance — Committee Composition at a Glance”.

(2)             Mr. Cornhill does not receive director fees in cash.

(3)             Ms. Johnston, Mr. Karkkainen and Mr. McCallister joined the Board on July 25, 2018 and their fees reflect a partial year of service.

(4)             Mr. Knoll’s director fees were suspended while he served as interim co-CEO, he also stepped off the Audit Committee during that time. Mr. Knoll elected to receive 50% of his retainer in DSUs during 2018; he received his first two quarterly grants of DSUs equivalent to $30,000 but received cash rather than pro-rated DSUs for his services from July 1, 2018 to July 24, 2018.

(5)             Mr. McCrank received $60,000 in fees related to his role as Lead Director and $10,000 for acting as Chair of the
Governance Committee.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table reflects all option-based and share-based incentive plan awards outstanding to non-executive directors at December 31, 2018 (including those share-based incentives issued to Mr. Cornhill and Mr. Knoll for their service as interim co-CEOs). No options were granted or exercised by the non-executive directors during 2018.

	Option-based Awards(1)				Share-based Awards
Name	Shares underlying unexercised Options (#)	Option exercise price(2) ($/Share)	Option expiration date	Value of unexercised in-the- money Options(3) ($)	Number of Shares that have not vested (RUs) (#)	Market or payout value of Share- based awards that have not vested(4) ($)	Share- based awards that have vested but not paid out (DSUs) (#)	Market or payout value of vested Share-based awards not paid out or distributed(5) ($)
Catherine Best	15,000	35.35	04 Mar 2023	nil	5,756	80,008	19,282	268,020
	3,000	36.36	18 Sept 2023	nil
Victoria Calvert	nil	n/a	n/a	n/a	5,756	80,008	10,595	147,271
	175,000	38.63	07 Nov 2019	nil
	235,000	21.05	16 Dec 2020	nil
David Cornhill(1)(4)	275,000	29.85	25 Nov 2021	nil	35,717	496,466	38,292	532,259
	100,000	29.32	07 Jun 2022	nil
	150,000	32.84	06 Dec 2022	nil
Allan Edgeworth	20,000	29.32	07 June 2022	nil	5,756	80,008	9,638	133,968
	7,500	36.36	18 Sept 2023	nil
Daryl Gilbert	20,000	29.32	07 June 2022	nil	5,756	80,008	nil	nil
	7,500	36.36	18 Sept 2023	nil
Robert Hodgins	20,000	29.32	07 June 2022	nil	5,756	80,008	12,271	170,567
	7,500	36.36	18 Sept 2023	nil
Cynthia Johnston	nil	n/a	n/a	n/a	2,700	37,530	1,527	21,225
Pentti Karkkainen	nil	n/a	n/a	n/a	2,700	37,530	1,527	21,225
Phillip Knoll(4)(6)	nil	n/a	n/a	n/a	17,342	241,054	27,667	384,571
Terry McCallister	nil	n/a	n/a	n/a	2,700	37,530	2,290	31,831
M. Neil McCrank	20,000	29.32	07 June 2022	nil	5,756	80,008	19,282	268,020
	7,500	36.36	18 Sept 2023	nil

Notes:

(1)             No Options have been granted to non-executive directors since 2013. Prior Options vested on each of the first, second, third and fourth anniversaries of the grant date, and expire on the tenth anniversary for grants prior to November 7, 2013, and on the sixth anniversary for grants on November 7, 2013. Mr. Cornhill’s outstanding Options relate to awards that were granted to him before he retired as CEO in 2016.

(2)             The Option exercise price is set using the closing price of the Shares on the trading day preceding the grant date. For material details of the Option Plan, refer to “Schedule B”.

(3)             The value of unexercised in-the-money Options represents the difference between the closing price of the Shares on December 31, 2018 ($13.90) and Option exercise price.

(4)             Each non-executive director (other than Mr. Cornhill and Mr. Knoll) received a grant of 2,700 RUs on December 17, 2018. As part of the compensation package for acting as interim co-CEOs, Mr. Cornhill and Mr. Knoll received equity grants valued at $150,000 per month, issuable in RUs and/or DSUs. Mr. Cornhill received a total of 35,114 RUs with an aggregate value of $750,000 and Mr. Knoll received a total of 14,044 RUs and 21,068 DSUs with an aggregate value of $750,000. The number of RUs and/or DSUs to be issued on the date of grant was determined by dividing the monthly value of $150,000 by the average closing price of the Shares for the 20 consecutive trading days before the date of grant. Market or payout value of RUs that have not vested is calculated by multiplying the number of RUs by the closing price of the Shares on December 31, 2018 ($13.90).

(5)             Amounts represent only DSUs and accumulated dividend equivalents, as RUs are paid out upon vesting. Market or payout value of DSUs is calculated by multiplying the number of DSUs by the closing price of the Shares on December 31, 2018 ($13.90).

(6)             As part of his compensation package for acting as interim co-CEO, Mr. Knoll received a monthly grant of $150,000 in equity, $90,000 of which was taken as DSUs and $60,000 of which was taken as RUs. See note (4).

Incentive Plan Awards — Value Vested or Earned During 2018

The following table reflects the aggregate dollar value on vesting of Options, RUs and DSUs for non-executive directors during the year ended December 31, 2018, and the value of non-equity compensation earned during that year by such directors.

	Option-based awards – Value vested during 2018	Share-based awards – Value vested during 2018		Non-equity incentive plan compensation – Value earned during 2018
Name	($)	DSUs(1) ($)	RUs(2) ($)	($)
Catherine Best	nil	120,000	62,389	n/a
Victoria Calvert	nil	60,000	62,389	n/a
David Cornhill(3)(4)	nil	520,650	223,384	n/a
Allan Edgeworth	nil	60,000	62,389	n/a
Daryl Gilbert	nil	nil	62,389	n/a
Robert Hodgins(4)	nil	123,400	62,389	n/a
Cynthia Johnston(5)	nil	26,087	nil	n/a
Pentti Karkkainen(5)	nil	26,087	nil	n/a
Phillip Knoll(6)	nil	30,000	62,389	n/a
Terry McCallister(5)	nil	39,130	nil	n/a
M. Neil McCrank	nil	120,000	62,389	n/a

Notes:

(1)             DSUs vest immediately upon grant. The value upon vesting of DSUs for all non-executive directors (other than Mr. Cornhill) is the amount of the annual cash retainer elected by the director to be taken in DSUs in 2018. For information on Mr. Cornhill, see footnote (3) below.

(2)             RUs include dividend equivalents credited to a director’s account in the form of additional RUs consistent with dividends declared on the Shares. The vested value of RUs is calculated by multiplying the number of RUs vested by the average closing price of the Shares for the 20 consecutive trading days immediately preceding the vesting date ($20.57 for those vesting November 1, 2018 and $26.33 for those vesting March 2, 2018). For further detail, refer to the table “Share-Based Awards – Value Vested During 2018” below.

(3)             The value upon vesting of Mr. Cornhill’s quarterly grants of 5,000 DSUs is calculated by using the average closing price of Shares for the 20 consecutive trading days immediately preceding each date of grant. Grant prices are as follows: Q1 - $28.91; Q2 - $23.93; and Q3 - $25.93. Mr. Cornhill’s outstanding RUs represent awards that were granted to him before he retired as CEO in 2016. The RUs he received as interim co-CEO did not vest in 2018.

(4)             Mr. Hodgins received a grant of 2,500 DSUs and Mr. Cornhill received a grant of 5,000 DSUs on June 18, 2018 for additional ad hoc committee services performed in 2017. The share price used to calculate value was $25.36, being the average closing price of Shares for the 20 consecutive trading days immediately preceding the date of grant.

(5)             The value of the vested DSUs for Ms. Johnston, Mr. Karkkainen and Mr. McCallister are based on their elections and partial year of service (July 25, 2018 to December 31, 2018). They do not hold options and have no vested RUs.

(6)             As part of his compensation package for acting as interim co-CEO, Mr. Knoll received a monthly value of $90,000 in DSUs and $60,000 in RUs. The number of DSUs and RUs to be issued on the date of grant was determined by dividing the monthly value of $90,000 and $60,000, respectively, by the average closing price of the Shares for the 20 consecutive trading days before the date of grant. The RUs received by Mr. Knoll for serving as interim co-CEO did not vest in 2018.

Share-Based Awards - Value Vested During 2018

In support of the column titled “Share-based awards - Value vested during 2018” in the Incentive Plan Awards table above, the following RUs vested in 2018.

Name	Shares underlying RUs vested during 2018(1) (#)	Additional Shares accumulated(2) (#)	Vesting date	Market price of Shares on vesting date(3) ($)	Value vested during 2018 ($)
Catherine Best	2,600	433	01 Nov 2018	20.57	62,389
Victoria Calvert	2,600	433	01 Nov 2018	20.57	62,389
David Cornhill(4)	7,000	1,484	02 Mar 2018	26.33	223,384
Allan Edgeworth	2,600	433	01 Nov 2018	20.57	62,389
Daryl Gilbert	2,600	433	01 Nov 2018	20.57	62,389
Robert Hodgins	2,600	433	01 Nov 2018	20.57	62,389
Cynthia Johnston	nil	nil	n/a	n/a	nil
Pentti Karkkainen	nil	nil	n/a	n/a	nil
Phillip Knoll	2,600	433	01 Nov 2018	20.57	62,389
Terry McCallister	nil	nil	n/a	n/a	nil
M. Neil McCrank	2,600	433	01 Nov 2018	20.57	62,389

Notes:

(1)             Includes RUs granted in: 2015 with third tranche vested in 2018, 2016 with the second tranche vested in 2018, and 2017 with the first tranche vested in 2018. No RUs granted in 2018 vest in 2018.

(2)             Represents dividend equivalent accumulations.

(3)             The market price of the Shares for the purpose of calculating amounts payable pursuant to vested RUs is the average closing price of the Shares for the 20 consecutive trading days immediately preceding the vesting date.

(4)             Mr. Cornhill’s vested RUs represent awards that were granted to him before he retired as CEO in 2016, which awards were paid out prior to the March 23, 2018 record date.

Director Equity Ownership Requirement

In recognition of the importance of alignment of financial interests of non-executive directors with those of Shareholders, AltaGas adopted an equity ownership requirement for its non-executive directors on October 29, 2014, requiring non-executive directors to achieve an equity ownership level of three times their annual cash retainer, plus three times the value of annual equity grants within a five-year period commencing on the later of October 29, 2014 or the date of appointment as a director. For purposes of meeting this requirement, DSUs and RUs are included in the calculation.

Until such equity ownership level is attained, a director must elect to receive not less than 50% of such director’s annual cash retainer in DSUs.

Compliance with the equity ownership requirement is monitored by the Governance Committee. Even with the significant decline in share price and the impact on the market value of equity holdings for the directors, as shown in the table below, the directors continue to meet or are on track to meet the equity ownership requirement.

	Shares(1)	RUs(1)	DSUs(1)		Market Value of Equity Holdings(2)	Minimum Equity Ownership Required(3)	Ownership Requirement
Name	(#)	(#)	(#)		($)	($)	Met?
Catherine Best
2018	nil	5,756	19,282		348,028	474,453	On track	(4)
2017	nil	5,576	12,130		506,746	598,302
Victoria Calvert
2018	nil	5,756	10,595		227,279	474,453	On track	(4)
2017	nil	5,576	6,934		358,036	598,302
David Cornhill
2018	1,585,294	35,717	38,292		23,064,312	1,181,550	Yes
2017	1,570,019	8,315	15,463	(5)	45,614,470	1,333,500
Allan Edgeworth
2018	40,162	5,756	9,638		772,228	474,453	Yes
2017	31,836	5,576	6,064		1,244,283	598,302
Daryl Gilbert
2018	40,900	5,756	nil		648,518	474,453	Yes
2017	40,900	5,576	nil		1,330,143	598,302
Robert Hodgins
2018	16,950	5,756	12,271		486,180	474,453	Yes
2017	14,600	5,576	6,064		750,989	598,302
Cynthia Johnston
2018	3,000	2,700	1,527		100,455	270,975	On track	(4)
Pentti Karkkainen
2018	7,000	2,700	1,527		156,055	270,975	On track	(4)
Phillip Knoll
2018	16,879	17,342	27,667		860,243	200,769	Yes
2017	4,016	5,576	4,513		403,685	598,302
Terry McCallister
2018	44,000	2,700	2,290		680,961	270,975	Yes
M. Neil McCrank
2018	20,000	5,756	19,282		626,028	474,453	Yes
2017	20,000	5,576	12,130		1,079,146	598,302

Notes:

(1)             For purposes of achieving compliance with AltaGas’ equity ownership requirement, Shares, RUs and DSUs count toward equity ownership. The figures for RUs and DSUs include accumulated dividend equivalents.

(2)             Calculated for: 2018, using the December 31, 2018 closing price of the Shares of $13.90; and 2017, using the December 29, 2017 closing price of the Shares of $28.62.

(3)             For 2018 and 2017, required ownership for the non-executive directors (other than Mr. Cornhill) was three times (3x) the annual cash retainer of $120,000, plus three times (3x) the value of 2,700 RUs. In 2018, the RU grant value was $38,151 for total required ownership of $474,453 (pro-rated for the new directors) and pro-rated to $200,769 for Mr. Knoll for compensation he earned as director. In 2017, the value of the RU grant was $79,434 for required ownership of $598,302. For purposes of determining market value, the Share closing price on December 31, 2018 was $13.90 and on December 29, 2017 was $28.62. Mr. Cornhill’s equity ownership requirement was three times (3x) the value of his annual equity grant received as director compensation. The value of his annual equity grant for 2018 was $393,850 and for 2017 was $444,500.

(4)             Ms. Best has until October 29, 2019, Ms. Calvert has until November 1, 2020 and Ms. Johnston and Mr. Karkkainen have until July 25, 2023, to meet the equity ownership requirement.

CORPORATE GOVERNANCE

Philosophy and Approach

AltaGas is committed to strong and sustainable corporate governance and believes that good governance improves performance and benefits all stakeholders. The Board, in its pursuit of excellence in this area, recognizes that governance practices will continue to evolve over time with the changing scope of AltaGas’ business and operations and emerging best practices. As part of its mandate, the Governance Committee monitors governance developments and trends and continually assesses AltaGas’ governance practices against these in order to continue to meet the Board’s objective.

Fundamental to AltaGas’ governance framework is its Code of Business Ethics (“COBE”), which reflects and supports its core values. Also key to AltaGas’ governance framework are Board and corporate policies, governance guidelines, Board and committee mandates, position descriptions and delegations of authority, all of which are used to further define the expectations, responsibilities and accountabilities of the Board, management and employees of AltaGas. AltaGas’ key governance practices and policies are described more fully in this section. In addition, key governance documents are available on AltaGas’ website at www.altagas.ca (under the heading “About Us” subheading “Governance”).

In addition to being aligned with recent governance developments and trends, the Board believes that AltaGas’ governance policies and practices are fully compliant with applicable legislation and policies, including National Instrument 52-110 — Audit Committees (“NI 52-110”), National Policy 58-201 - Corporate Governance Guidelines, National Instrument 58-101 — Disclosure of Corporate Governance Practices and National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings.

Key highlights and initiatives in 2018/2019 included the following:

•                  Focused on Board Succession Planning — welcomed three new directors to complement the existing Board profile, resulting in a blend of institutional continuity and fresh perspectives for a well-balanced Board.

•                  Updated Board Diversity Policy — included an aspirational target of 30% female representation by 2022.

•                  Strengthened Governance Framework — adopted governance guidelines and position descriptions for key roles, progressing towards adoption of unified best practices among AltaGas and its operating subsidiaries.

•                  Hired New CEO — successfully implemented interim CEO succession plan and transitioned to permanent CEO and appointed CEO to the Board.

•                  Committed to Board Shareholder Engagement — commenced engagement on a more formal basis in 2019 by initiating director shareholder engagement meetings.

•                  Improved Gender Diversity — one of three directors recruited is female and will serve as Chair of EHS Committee following the Meeting.

•                  Succession of Chairman — with Mr. Cornhill deciding to step down as Chair effective April 1, 2019, Mr. Karkkainen will assume the Chair position and Mr. McCrank will retire from the Lead Director position.

Governance Highlights

The following is an overview of AltaGas’ key corporate governance practices:

Governance at a Glance
Code of Business Ethics	✓
Governance guidelines establishing overall governance framework	✓
Individual director voting and Majority Voting Policy	✓
Board and committee mandates	✓
Position descriptions for Chair, Lead Director and CEO	✓
Policies and practices that encourage Board succession (retirement at age 75 or after 15 years)	✓
Skills matrix for directors	✓
Annual board evaluation process	✓
Gender Diversity Policy and aspirational target of 30%	✓
Size of Board following the Meeting	11
Average tenure of directors following the Meeting	8 years
Average age of directors following the Meeting	64
Women on the Board	3
Separate Board Chair and CEO	✓
Independent Board Chair (at April 2, 2019)	✓
Independent directors following the Meeting	9
Equity ownership requirements for directors and executive officers	✓
Board orientation and continuing education	✓
Number of board interlocks	None
Audit Committee members financially literate and independent	100%
Average attendance of directors at regularly scheduled board and committee meetings	100%
Sessions of independent directors at every regularly scheduled board meeting	✓
Compensation and nomination committee members independent	100%
Annual advisory vote on executive compensation	✓
Clawback Policy	✓
Anti-Hedging Policy	✓
Dual-class shares	No
Advance Notice By-Law	✓

Core Values

AltaGas’ core values underpin its governance framework. The values which drive who we are and how we operate are categorized into the following core themes:

•                  Work Safely, Think Responsibly

•                  Act with Integrity

•                  Make Informed Decisions

•                  Achieve Results

•                  Invest in our People and Foster Diversity

AltaGas’ Core Values underpin its governance framework and promote the highest level of personal conduct and ethical standards.

Code of Business Ethics

AltaGas’ COBE applies to directors, officers and employees of AltaGas and its contractors, consultants and other representatives. The COBE sets out the fundamental principles of AltaGas’ business practices and supports AltaGas’ core values and commitment to a culture of honesty, integrity and accountability.

Complaints under the COBE or other policies can be anonymously reported to a third-party at:  1-866-384-4277 or http://altagas.ethicspoint.com.

The COBE is designed to ensure that AltaGas’ business affairs and operations are conducted in an honest, fair and responsible manner. The COBE encourages good corporate citizenship and the reporting of any concerns or potential violations of the COBE.  AltaGas also has mechanisms in place that allow for confidential reporting of complaints, which complaints are escalated to the appropriate committee or the Board, including a third party hotline and web portal.

The fundamental principles set out in the COBE include:

•                  comply with laws and regulations

•                  respect confidentiality and treat confidential information appropriately

•                  act with integrity

•                  avoid conflicts of interest

•                  maintain fiscal integrity and responsibility

•                  focus on safety, sustainability and environment

•                  treat all individuals with dignity and respect

•                  report illegal or unethical behavior.

The policies underlying the COBE provide further guidance on expected conduct, including disclosure practices, securities trading and reporting, maintaining a respectful workplace and reporting accounting and auditing irregularities.  Review and certification is required when joining AltaGas and on an annual basis. The Board monitors compliance with the COBE and its underlying policies and related procedures and oversees training initiatives implemented to support compliance.

A copy of the COBE is publicly available through the SEDAR website at www.sedar.com or on AltaGas’ website at www.altagas.ca.

Board of Directors

The Board is responsible for the stewardship of AltaGas and for overseeing the management of AltaGas’ business and affairs. In fulfilling its responsibility, the Board recognizes that it has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the company while considering the interests of Shareholders and other stakeholders. The Board believes that the key tenets of successfully managing the business and affairs of a corporation include:

•                  developing and supporting sound governance practices

•                  reviewing strategy and overseeing strategy implementation

•                  ensuring the right leaders are in place

•                  identifying risks and overseeing risk management.

Governance Guidelines, Mandates and Position Descriptions

The Board discharges its responsibilities directly and through its committees. To assist the directors in fulfilling their obligations, the Board has adopted mandates for the Board and its committees and governance guidelines, which outline, among other things, the Board’s views on tenure, retirement and share ownership. See “Board Committees” for additional information on committee mandates. Position descriptions have also been developed for the key roles of Chair, Lead Director and CEO. Collectively, these key governance documents clearly define the scope and expectations for the Board, its committees, the individual directors, Chair, Lead Director and the CEO. These key governance documents are reviewed and approved annually by the Governance Committee and the Board to ensure continual evolution and alignment with changing best practices.

Establishing position descriptions for each of the Chair, Lead Director and CEO assists with clearly delineating the scope of each role and the Board’s expectation of each role. As set forth in the position description for the Chair, the Chair’s primary role is to provide leadership to the Board to facilitate the operation and deliberations of the Board, to be the primary liaison between the Board and management and to ensure that the Board fulfills its responsibilities under the Board mandate. The Chair is accountable to the Board. The Lead Director’s role is more limited in scope, primarily providing leadership to the independent directors when the Chair of the Board is not independent. The Lead Director chairs Board meetings, or portions thereof, when the Chair is not present, and presides over in camera sessions of the independent directors at meetings to facilitate full and candid discussion. With the appointment of an independent director as Chair, there is no need for a Lead Director.

The CEO’s primary role is to provide leadership to AltaGas. The CEO develops, recommends and executes strategic plans, oversees the day-to-day operations of AltaGas (including financial results and overall performance and risk identification and management), develops the budget and manages succession planning for the leadership team.  The CEO’s role and responsibilities are further specified, refined and delineated by the Board through approval of the annual budget, corporate objectives for which the CEO is responsible, and more specific delegations of authority as required.

A more detailed description of the Board’s responsibilities can be found in the Board mandate, the full text of which is set out in “Schedule A”. The mandates for the Board and each committee, along with the governance guidelines and position descriptions, can be found on AltaGas’ website at www.altagas.ca.

Strategic Planning

Oversight of AltaGas’ strategy is one of the Board’s key responsibilities under its mandate. Management is responsible for strategy development and each year the Board dedicates one meeting to discuss the strategic plan and set annual and long-term objectives pursuant to the strategic plan. At subsequent meetings, time is dedicated to evaluating and measuring progress made toward strategy execution and evaluating key near-term and long-term risks to meeting strategic objectives. Management uses the strategic objectives to evaluate potential opportunities (both for organic growth and acquisitions and divestitures) and to shape its decision-making relating to, among other things, budgeting, future plans and executive compensation design. External advisors are engaged to provide views on market trends and other relevant topics pursuant to which strategy and risks can be further tested.

AltaGas continually assesses the macro and micro-economic trends impacting its businesses and seeks opportunities to generate value for Shareholders. The opportunities AltaGas pursues must meet strategic, operating and financial criteria to ensure alignment with the long-term strategy and ongoing organic growth potential, favorable risk profiles and strong risk-adjusted returns.

To achieve the overarching strategy, AltaGas is focused on five strategic imperatives:

Delivering Operational Excellence

AltaGas is focused on continually improving how it operates, in order to deliver products and services as safely, efficiently and reliably as possible. With nearly 25 years of experience developing and operating premier assets throughout the energy value chain, AltaGas has the expertise to deliver high-quality capital projects on time and on budget, in close partnership with Indigenous peoples and community stakeholders, without compromising on safety or environmental performance. AltaGas’ disciplined approach to reliability, cost and safety is designed to achieve a superior quality of service for customers, ensures the safety of employees and members of nearby communities, and enhances returns to Shareholders.

Maximizing the Value of the Asset Footprint

AltaGas’ strategy is focused on two core and complementary business segments, Midstream and U.S. Utilities. Specifically, AltaGas is targeting opportunities to develop high-quality energy assets that complement its existing integrated infrastructure footprint, and to consolidate its position in key markets to deliver optimal growth over the long-term. With a rich and diverse platform of organic growth opportunities, AltaGas’ capital is allocated to projects with strong organic growth potential, strong expected risk-adjusted returns, and long-term, secure commercial underpinning. This highly disciplined approach to capital allocation directs investment dollars in a manner that is consistent with AltaGas’ strategy and anticipated to drive superior and timely expected returns on invested capital. Further, AltaGas continues to assess opportunities to upgrade its portfolio and further align the business to the core strategy.

Advancing AltaGas’ Transformation

On July 6, 2018, AltaGas announced the closing of the WGL Acquisition. With the transaction complete, AltaGas is focused on integration, achieving synergies and moving forward as one company with one vision and one strategy. AltaGas has identified near- and long-term integration priorities, including strategy, organizational effectiveness, growth, financial strength and people and culture. Significant progress has been made integrating the WGL leadership team, its operations and some of its core processes, and this will remain a priority for AltaGas moving forward.

Enhancing Financial Strength

With high-quality assets and numerous attractive opportunities for organic growth, a strong balance sheet is crucial. As a growth-oriented energy infrastructure company, AltaGas creates value for investors through minimizing the cost of capital and maximizing return on invested capital in a timely manner. This contributes to the expected maintenance and growth of operating cash flows. Accordingly, the funding plan is designed to strengthen the balance sheet and optimize per share cash flow and earnings growth by taking advantage of attractive growth opportunities in the Midstream and U.S. Utilities segments, with the aim of improving credit metrics and providing greater financial flexibility.

A key element of AltaGas’ business model is mitigating exposure to certain market price risks, as well as volume risk. AltaGas has developed risk management processes that mitigate earnings volatility from commodity price risk and volume risk, and proactively hedge foreign exchange rates and commodity price exposures when it is prudent to do so. As well, AltaGas prioritizes the continued management of counterparty credit risk. AltaGas partially mitigates the foreign exchange exposure on U.S. investments by incorporating U.S. dollar (US$) denominated capital, both debt and preferred shares, into the financing strategy.

Responsibility for People, Communities and Environment

AltaGas adheres to a strong set of core values, which reflect the commitment to corporate responsibility and sustainability. AltaGas recognizes the broad range of stakeholders that are reached through its operations, including its employees, members of nearby communities, Indigenous peoples, governments and regulators. As it continues to evolve and expand its diversified energy assets, AltaGas is committed to operating in a safe, reliable manner, while working closely with stakeholders to maintain positive relationships. By balancing economic priorities with social and environmental values, AltaGas believes it can help meet the growing global demand for clean energy, while continuing to deliver sustainable benefits to shareholders.

Succession Planning

The Board considers succession planning for the Board, its committees, the CEO and other executive officer positions as a continual process and one of its most critical functions. The Governance Committee takes the lead on succession planning for the Board with the HRC Committee taking the lead for CEO and other executive officer succession.

Board Succession Planning

With transformational changes on the horizon and recognizing the need for Board renewal (including the planned retirement of Mr. McCrank), succession planning for the Board became a priority in 2017. Through 2017, with the company’s future scope and complexity in mind, the Board identified the skills and experience necessary to complement its Board profile. In 2018, the Board took steps to recruit new directors, and in July welcomed three new directors: Cynthia Johnston, Pentti Karkkainen and Terry McCallister. The succession plan was designed to enable the transition of roles over time, deliberately allowing for overlap to offer an opportunity for mentorship of new directors, while ensuring fresh views and perspectives were introduced, specifically on strategic objectives.

Following the appointment of AltaGas’ newest directors, several other transition steps were taken to further the succession initiatives. Mr. Karkkainen will assume the role of Chair upon Mr. Cornhill stepping down from the Chairman position effective upon AltaGas’ 25th anniversary on April 1, 2019. Mr. Cornhill will remain on the Board, ensuring an orderly transition and continuity with the intention that he will subsequently transition towards the non-director role and honorary title of Chairman Emeritus, when appropriate.

With the appointment of an independent director as Chair, a Lead Director will no longer be necessary. This transition will further simplify Board structure. As a result of these key planned transition steps, the Governance Committee has been revisiting and taking the opportunity to effect changes:

•                  with the transition of the Chair position:

•                  Mr. McCrank will step down as Lead Director;

•                  Mr. Karkkainen will step off his current committees;

•                  Mr. Knoll will join the Governance Committee in place of Mr. Karkkainen;

•                  following the Meeting,

•                  Mr. Knoll will take on the role of Chair of the Governance Committee;

•                  Ms. Johnston will assume the role of Chair of the EHS Committee from Mr. Knoll and step off the HRC Committee

•                  Mr. Edgeworth will step into the role of Chair of the HRC Committee, with Mr. Gilbert remaining on the HRC Committee; and

•                  Ms. Calvert will transition from the EHS Committee to the HRC Committee, filling the position vacated by Ms. Johnston.

Succession planning will continue to be an area of focus for AltaGas’ Board throughout 2019, to ensure an orderly transition and to prepare for the future retirement of some of its members.

See also “Director Nomination and Selection” for details of the recruitment process (including the experience and competencies) for AltaGas’ newest directors and “Committee Composition” for additional details on committee changes.

Management Succession Planning

With respect to executive leadership and succession planning, the Board is responsible for:

•                  appointing the CEO and other officers;

•                  monitoring senior management’s performance, goals, assessments and rewards;

•                  developing, reviewing and monitoring the CEO succession plan;

•                  reviewing the succession strategy for all other senior management positions on an annual basis; and

•                  overseeing human capital risk to ensure AltaGas’ management programs effectively address succession planning.

Ensuring the right leaders are in place is one of the Board’s key responsibilities and an area where the Board, together with the HRC Committee, is very actively focused.  The Board and HRC Committee both review succession planning matters at least annually and more frequently depending on the needs of AltaGas at any given time. As part of this process, the HRC Committee considers internal talent pools in developing a readiness list of individuals who could step into critical functional areas both in the near- and longer- term. Those individuals identified as ready are incorporated into the HRC Committee near-term succession plans.  Those individuals identified for longer-term readiness are given opportunities for further development and training. As part of the succession planning process, the HRC Committee also engages external consultants, along with information obtained through review of external candidates, to assist with ranking internal candidates against those that may be available externally.   The process is designed to develop both near-term and long-term executable plans that focus on executive recruitment, development and succession to ensure leadership sustainability and continuity.

With the resignation of AltaGas’ CEO in July of 2018, the Board moved swiftly to implement its interim succession plan. With the appointment of Mr. Cornhill and Mr. Knoll as interim co-CEOs the Board proceeded to establish an ad hoc committee for CEO succession (“CEO Succession Committee”) to further expedite and advance the succession planning review already completed by the HRC Committee towards successfully securing the permanent CEO. The CEO Succession Committee was comprised of directors of varying diversity (including background and gender), skill set (including human resources and compensation experience) and tenure, and included those directors with the ability to devote sufficient time to handle the critical task of finding a permanent CEO. See “Board Committees” for additional details of this committee.

Russel Reynolds & Associates was engaged to assist with this process, including the development of the search strategy. The CEO Succession Committee established the core experience and competencies for the search pursuant to which candidates were ranked. The CEO Succession Committee ensured that the identified core experiences and competencies required of the future CEO aligned with, among other things, the strategic objectives of the company.  With AltaGas’ focus shifting to the Midstream and U.S. Utilities segments, the CEO Succession Committee commenced a broad search across North America to find the best suited candidate.  The CEO Succession Committee was involved in the interview process and made recommendations to the Board. This process was completed and the CEO Succession Committee dissolved upon the hiring of Randall Crawford as AltaGas’ President and CEO effective December 10, 2018. Mr. Crawford’s unique set of skills, depth of expertise and track record of success in both midstream and U.S. utilities, along with his leadership capabilities, strategic acumen and approach to people and culture made him, in the Board’s view, the perfect choice to take on the role of CEO of AltaGas and drive the company forward.

The HRC Committee intends to continue to review its succession planning for all critical positions (including the CEO) to ensure the process continues to align with the long-term vision and strategy of AltaGas. The CEO will form an integral part of the succession planning process going forward for executive officer positons as well as other key leadership positions at the corporate and subsidiary operating levels.

AltaGas is committed to developing leaders at all levels that represent its core values and leadership competencies and recognizes the importance of diversity to increase the strength of its leadership team. During 2018, several vice presidents and senior executives were hired or transitioned to roles within the organization (including in AltaGas’ operating subsidiaries) to provide further developmental opportunities and cross-training.

Risk Management

AltaGas’ governance framework is designed to identify and mitigate risk. With a large portion of AltaGas’ business being comprised of regulated utilities, and given the regulated nature of the utility industry, the governance policies and compliance reporting of AltaGas’ operating utility subsidiaries are subject to significant regulatory scrutiny within each of their respective jurisdictions. In addition, as part of the regulatory commitments made in connection with the WGL Acquisition, AltaGas has maintained a majority independent board of directors for Washington Gas, which provides a layer of direct and focused risk management oversight and governance over that utility.

Ultimately, AltaGas’ Board is responsible for enterprise risk oversight and the mitigation strategies that are implemented by management to manage those risks.

The Board, primarily through the Audit Committee, oversees AltaGas’ enterprise risk management (“ERM”) program. As part of ERM, management at AltaGas, together with management of its operating subsidiaries, identify the material risks of the business and assess mitigation measures. ERM at AltaGas’ utility operating subsidiaries is overseen by utility subsidiary boards (and, in the case of Washington Gas, its majority independent board of directors) and also communicated to AltaGas’ management to form part of its ERM. Each of AltaGas’ committees also oversee material risks within their functional areas and regularly report to the Board on these matters.

In 2018, a primary focus area for the Board was integration of WGL. Upon completion of the WGL Acquisition, the Board, jointly with the board of directors of Washington Gas, established an ad hoc integration committee to focus on and directly oversee the integration process. The Integration Committee’s primary objective was to ensure that dedicated management sponsors implemented the processes and systems necessary to ensure effective monitoring, reporting and tracking of their achievement of key integration objectives developed by management. See “Board Committees” for additional details on this committee.  As part of ongoing integration initiatives, management has been working to ensure cyber security for AltaGas, and its operating subsidiaries, are at comparable levels to ensure smooth transition to an integrated enterprise information technology landscape. Further integration of Washington Gas remains a key strategic objective for AltaGas.

With the timely commissioning and successful operation of RIPET being a key strategic objective for 2019, another area of particular focus in 2018 for the Board and management was on the key risks and risk mitigation measures for that project (including risks to construction, operation, transportation and logistics).

The Board acknowledges that the most significant risks facing AltaGas vary from time to time depending on various external and internal factors. As a result, the Board recognizes the need for continual review and evaluation of management’s monitoring of the risks both generally and on a targeted basis so that AltaGas remains agile and responsive to changing risk profiles.

Board Committees

To assist the Board fulfil its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure sufficient review and consideration of specific matters.  The Board currently has four standing committees: Audit, EHS, Governance and HRC. The Audit Committee, the Governance Committee and the HRC Committee are comprised solely of independent directors within the meaning of NI 52-110. The EHS Committee is comprised of a majority of independent directors.  All committees meet as frequently as required depending on the needs of AltaGas at any given time. See “Meeting Attendance” for details of meetings held in 2018.

The Board periodically considers whether or not additional standing committees are needed and as part of this assessment the Board considers several factors including changes in scope and complexity of AltaGas’ business, its strategic focus and direction, risk oversight and management and the time commitment to sufficiently review and oversee matters coming before the Board. The Board also establishes ad hoc committees from time to time for specific matters which are not continual in nature. Upon the recommendation of the Governance Committee, the Board periodically considers rotation in committee leadership and membership as part of succession planning. The Board believes that exposing the directors to different committees benefits the directors personally, by broadening their experience, and benefits the committees generally, by bringing fresh perspective and new ideas. This philosophy is balanced with the need to ensure continuity and maintenance of functional expertise. With new members joining the Board in 2018, the transition of the Chair position and Mr. McCrank’s planned retirement, the Board took the opportunity to effect changes in both committee membership and leadership. See “Board of Directors - Succession Planning”.

Each committee has adopted a mandate setting out its duties, responsibilities and scope of authority, for the committee as a whole, as well as for the Chair. Mandates are reviewed annually by the Board, each respective committee and the Governance Committee to ensure mandates remain current and reflective of the committee’s role based on changes in AltaGas’ business, as well as external changes in laws, policies and best practices. In addition, each committee uses an annual work plan which it develops in conjunction with management as a guide to the key areas of focus for the year. Each committee has the authority to engage external advisors at AltaGas’ expense in connection with fulfilling its responsibilities. Mandates for each of AltaGas’ standing committees are posted on AltaGas’ website at www.altagas.ca.

Committee Composition at a Glance

The Audit Committee, Governance Committee and HRC Committee are comprised solely of independent directors within the meaning of NI 52-110. The table below sets out the members of the standing committees as of March 21, 2019 and the ad hoc committees during 2018.

Director / Nominee	Independent	Audit Committee(4)	EHS Committee	Governance Committee	HRC Committee	Integration Committee(5)	CEO Succession Committee
Catherine Best	✓	✓			✓		✓
Victoria Calvert	✓		✓	✓
David Cornhill	✗(1)						✓
Randall Crawford	✗(2)
Allan Edgeworth	✓	✓			✓
Daryl Gilbert	✓				Chair		✓
Robert Hodgins	✓	Chair		✓		✓
Cynthia Johnston	✓		✓		✓
Pentti Karkkainen	✓	✓		✓			✓
Phillip Knoll	✓		Chair
Terry McCallister	✗(3)		✓
M. Neil McCrank	✓			Chair		✓

Notes:

(1)               Mr. Cornhill, as former CEO of AltaGas until April 15, 2016, is deemed to be in a material relationship with AltaGas making him a non-independent director under NI 52-110 for a three year cooling off period expiring April 15, 2019.

(2)               Mr. Crawford, as the President and CEO of AltaGas, is a non-independent director.

(3)               Mr. McCallister, as former CEO of WGL, now a subsidiary of AltaGas, is deemed to be non-independent pursuant to NI 52-110 until the expiry of a three year cooling off period expiring July 6, 2021.

(4)               The Board has determined that all members of the Audit Committee are “financially literate” and have “accounting or related financial expertise” based on criteria established by the Board in accordance with NI 52-110 and are “financial experts” under applicable U.S. securities laws.

(5)               Being a joint committee with WG, the chair of the board of directors and the chair of the audit committee of WG were members.

With Mr. Karkkainen’s appointment as Chair of the Board, he will be stepping off his current committee positions, which will result in further committee changes.  See “Succession Planning” for details.

Committee Responsibilities

Audit Committee

The Audit Committee’s primary activities include overseeing AltaGas’ risk management framework and the identification of significant risks or exposures, overseeing financial reporting, disclosure controls and procedures, as well as internal control over financial reporting, and ensuring satisfactory procedures are in place for the receipt, retention and resolution of complaints regarding accounting and internal controls or audit matters.

The Audit Committee meets with AltaGas’ auditors regularly, independent of management, and has direct communication channels with AltaGas’ external and internal auditors to discuss and review specific issues as appropriate. The Committee reports to the Board on a regular basis to ensure matters coming before the Audit Committee are discussed and deliberated with the Board.

All members of the Audit Committee are “financially literate” and have “accounting or related financial expertise”, based on criteria established by the Board in accordance with NI 52-110 and are “financial experts” under applicable U.S. securities laws.

2018 Highlights:

•                  Financial reporting was a key area of focus for the Audit Committee given the transformational changes in AltaGas’ business in 2018 resulting from, among other things, the addition of WGL and its subsidiaries into the consolidated group following the closing of the WGL Acquisition and the various asset sales.

•                  Risk oversight and management processes were also a key area of focus to ensure proper risk identification and monitoring of risks associated with WGL and its subsidiaries.

•                  AltaGas enhanced its cyber security risk management processes and oversight over these processes.

•                  AltaGas completed the creation of a USD $2 billion shelf program pursuant to which AltaGas may issue both debt securities and preferred shares in the U.S. and Canada.

Further information in respect of the Audit Committee is contained in AltaGas’ Annual Information Form for the year ended December 31, 2018 under the heading “General — Audit Committee”.  The Annual Information Form is available under AltaGas’ profile on SEDAR at www.sedar.com and on AltaGas’ website at www.altagas.ca. The Audit Committee’s Mandate is posted on AltaGas’ website at www.altagas.ca.

Environment, Health and Safety Committee

The EHS Committee’s primary activities include reviewing policies, standards and practices regarding safety, environment, health and corporate social responsibility, overseeing and monitoring AltaGas’ compliance with appropriate laws, regulations and industry standards relating to environment, health and safety matters and overseeing risks related to this functional area (including the operation of the risk management system). The Committee reports to the Board on a regular basis to ensure matters coming before the EHS Committee are appropriately discussed and deliberated with the Board.

2018 Highlights:

•                  The EHS Committee amended its mandate and changed its name to remove the word “occupational” to emphasize and promote the EHS Committee’s view that the health, safety and well-being of AltaGas employees outside of work is equally as important as at work.

•                  An independent external environmental and safety audit on WGL was completed and used as a tool to provide the EHS Committee with early indications of the environmental and safety systems in place at Washington Gas and the ability to assess areas for improvement.

•                  The integration of WGL processes into the overall AltaGas framework and the establishment of a uniform safety culture among all operating segments is underway and will continue to be an area of focus in 2019.

•                  Oversight of major project construction and the transition process to operation has been a key area of focus for the EHS Committee, with RIPET nearing its final stages of construction.  As part of this oversight the EHS Committee held a safety offsite meeting and participated in a safety stand-down at RIPET in the first quarter of 2019.

Governance Committee

The Governance Committee’s primary responsibility is overseeing AltaGas’ overall governance framework. As part of this oversight, the Governance Committee oversees succession planning for the Board and its committees, Board composition and nominations, director recruitment, compensation for non-executive directors and equity ownership requirements.  From a risk oversight perspective, the Governance Committee oversees the areas of stakeholder relations (including relations with Indigenous groups), COBE compliance, and corporate social responsibility and sustainability matters. The Committee reports to the Board on a regular basis to ensure matters coming before the Governance Committee are appropriately discussed and deliberated with the Board.

2018 Highlights:

•                  Succession planning for the Board and its committees, resulting in the Board welcoming three new directors in July of 2018 and taking the opportunity to rotate leadership and membership of committees.

•                  Subsidiary governance is an area of focus for the Governance Committee as WGL reporting is integrated into the existing framework of reporting to the Board and applicable standing committees.

•                  Improvements were made to the governance framework through the adoption of governance guidelines, position descriptions and diversity policy.

•                  Commenced Board Shareholder engagement on a more formal basis by initiating direct Shareholder engagement meetings.

Human Resources and Compensation Committee

The HRC Committee addresses, on behalf of the Board, matters of human resources and compensation. The HRC Committee’s primary activities include, succession planning for executives and senior leadership, developing appropriate compensation policies for the executives, senior leadership and other employees that align with corporate objectives, monitoring performance goals and assessments of senior management, and overseeing the design, and governance, of AltaGas’ compensation, pension and benefit programs. The Committee reports to the Board on a regular basis to ensure matters coming before the HRC Committee are appropriately discussed and deliberated with the Board.

See “Compensation Discussion and Analysis” for further details of how the HRC Committee fulfills its mandate with respect to compensation.

The members of the HRC Committee have all been senior leaders in various organizations. As a result, they have obtained direct experience relevant to executive compensation and the skills and experience that enable the HRC Committee to develop and make recommendations on the suitability of AltaGas’ compensation policies and practices. No member of the HRC Committee is an executive officer of AltaGas or was an officer or employee of AltaGas or any of its subsidiaries in the most recently completed financial year or formerly an officer of AltaGas or any of its subsidiaries, or had or has any relationship that requires disclosure under the headings “Indebtedness of Directors and Executive Officers” or “Interest of Informed Persons in Material Transactions” in this Circular.

The HRC Committee consults with advisors as it considers appropriate. See heading “Compensation Consultants and Advisors” for further detail on the consultants engaged by the HRC Committee.

2018 Highlights:

•                  Succession planning for executives and senior leaders (including the CEO) is a key area of focus on a continuing basis, and with these prior succession planning initiatives underway through the HRC Committee, the CEO Succession Committee was given a head start in advancing and expediting its mandate to oversee the CEO selection process.

•                  See also “Compensation Discussion and Analysis” for the compensation changes implemented in 2018.

Ad Hoc Committees

In 2018, two ad hoc committees were formed to deal with specific matters.

Integration Committee

The joint Integration Committee was formed in connection with the closing of the WGL Acquisition and was comprised of four members, AltaGas’ Lead Director and Audit Committee Chair and Washington Gas’ Chair and Audit Committee Chair. The benefit of jointly forming this committee was to emphasize the importance at both organizations of successful integration and the adoption of uniform core values, safety culture and best practices. The Integration Committee’s primary responsibility was to oversee the early stages of the integration process to ensure that appropriate management sponsors had implemented the processes and systems to monitor, report and track achievement of key integration objectives developed by management. With the committee satisfied that the appropriate channels have been established for reporting of integration matters directly into the existing standing committees and the Board, the Integration Committee was dissolved in mid- December 2018.

CEO Succession Committee

With the resignation of David Harris as President and CEO, a CEO Succession Committee was formed to further advance and expedite the succession planning review completed by the HRC Committee and oversee the CEO selection process. Upon the successful hiring of Mr. Crawford as CEO, the committee was dissolved. Refer to the disclosure under the heading “Board of Directors — Management Succession Planning” for further details of this ad hoc committee.

Board and Committee Meetings

The members of AltaGas’ Board and its committees are dedicated to committing the time it takes to ensure the Board fulfills its mandate, including when situations arise where more stewardship and oversight is needed. With the closing of the WGL Acquisition and related integration, the numerous asset divestitures and the search for a new CEO, the directors of AltaGas met more frequently to ensure effective oversight during 2018.

A typical yearly Board meeting schedule for AltaGas would include six scheduled meetings. The Board generally meets once each quarter primarily to review financial results and disclosure, business and strategy updates and committee reports. In addition, one meeting per year is dedicated to strategic planning and one is dedicated to the annual budget and capital allocation.

Meeting Attendance

Meeting attendance for the members of the Board and its committees in 2018 is set out in the table below. Directors are invited to participate as observers in any committee meeting for which they are not a member. Director participation in an observer capacity is not recorded in the below chart. The new directors, in particular, participated as observers in several committee meetings in the Fall in preparation for the committee rotation in membership in 2019. AltaGas’ October quarterly meetings were held in Washington, D.C. providing the directors and management participants a further opportunity to integrate and work with their counterparts at Washington Gas.

Ad Hoc Committees
	Board of Directors		Standing Committees				CEO
Director / Nominee	Regular	Special	Audit	EHS	Govern.	HRC	Succession	Integration
Catherine Best	6/6	13/14	5/5			6/6	4/4
Victoria Calvert	6/6	14/14		3/3	8/8
David Cornhill	6/6	14/14					4/4
Randall Crawford(1)	—	—
Allan Edgeworth	6/6	13/14	5/5	3/3
Daryl Gilbert	6/6	13/14		3/3		6/6	4/4
Robert Hodgins	6/6	14/14	5/5		8/8			4/4
Cynthia Johnston(1)	3/3	8/8
Pentti Karkkainen(1)	3/3	8/8					3/4
Phillip Knoll(2)	6/6	13/14	4/4	3/3
Terry McCallister(1)	3/3	8/8
M. Neil McCrank	6/6	14/14			8/8	6/6		4/4

Notes:

(1)             Ms. Johnston, Mr. Karkkainen and Mr. McCallister were appointed to the Board on July 25, 2018. Their attendance reflects all the meetings held from July 25, 2018 to December 31, 2018. Mr. Crawford was appointed to the Board on December 10, 2018. No meetings were held from December 10, 2018 to December 31, 2018, however, Mr. Crawford participated as an observer and invited guest to board meetings related to budget and capital allocation held prior to his effective date.

(2)             Mr. Knoll ceased to be a member of the Audit Committee on July 24, 2018 when he commenced acting as interim co-CEO, his Audit Committee attendance reflects all the Audit Committee meetings held from January 1, 2018 to July 24, 2018.

In Camera Meetings

Promoting and facilitating opportunities for further open and transparent discussion is an important aspect of enhancing Board function. Board and committee meetings are scheduled with time allotted for in camera sessions and extra time is provided as necessary. In camera sessions include opportunities for all directors to meet, non-management directors to meet and only independent directors to meet. The Lead Director presides over the independent director sessions at Board meetings and the Chair of each committee presides over these sessions at committee meetings. Feedback is provided as necessary so matters coming out of in camera sessions are acted upon. In 2018, sessions comprised solely of independent directors were held at each Board and standing committee meeting.

Board Renewal

Performance Assessment

Performance assessments are used as a tool by the Board to measure and improve Board effectiveness and by the Governance Committee for renewal and succession planning purposes.

The Governance Committee leads the annual assessment process by requiring directors to complete a questionnaire on a confidential basis. The questionnaire is designed to evaluate how effectively the Board, its committees and the individual directors are operating and provides an opportunity for directors to self-assess their performance and provide constructive feedback on others.

The questionnaire is also designed to provide feedback to management on items such as the quality of Board and committee material, scheduling, agendas and director orientation to promote opportunities for continual improvement of processes.

Results of Prior Performance Assessment

With the addition of our newest directors, the following graphs detail the progress AltaGas has made in certain focus areas.

Gender Diversity Mix of Director Nominees

The Board has established an aspirational target of 30% female representation on the Board by 2022.

Length of Tenure of Director Nominees

The Board is striving for balance between fresh perspectives and continuity.

U.S. Experience of Director Nominees

With an increasing presence in the U.S. — U.S. experience is valued.

Board Size

Eleven individuals are standing for election as director nominees. The Board believes that is the appropriate size. In determining the appropriate size of the Board, the Board considers the scope and complexity of the business and the compliment of skills necessary for sufficient oversight, while balancing these needs with facilitating thoughtful deliberation and full participation among its members.

Board Independence

As independent decision-making is essential for sound governance, the Governance Committee re-evaluates the independence of directors as part of the annual assessment process.  The Board determines the independence of all directors with the requirements for independence set forth in NI 52-110. A director is considered independent if that director, or an immediate family member, has no direct or indirect material relationship with AltaGas, its subsidiaries or its auditors, and is not a partner, officer or significant shareholder of an entity that has a material relationship with AltaGas. In making its determinations on whether or not the Board reasonably believes a material relationship exists, the Board considers, among other things, the responses received from director independence questionnaires and Board evaluations.

Mr. McCrank has served as Lead Director since 2016 during the time when AltaGas’ Chairman was deemed non-independent.  With the appointment of an independent director as Chair, a Lead Director will no longer be required, allowing Mr. McCrank to retire from that position upon the appointment of Mr. Karkkainen as Chair.  This transition will further simplify Board structure and enhance the ongoing independence of the Board.

Any director with a material interest in a transaction or agreement being considered by the Board is required to declare such conflict and abstain from voting with respect to such transaction or agreement.

Gender and Other Diversity

Board Policy on Gender and Other Diversity

In 2018, the Board updated its policy on diversity to adopt an aspirational target to achieve 30% female representation on its Board by 2022.

The Board acknowledges that diversity enhances decision-making by utilizing the differences in perspective of its members. Increasing gender diversity was an area of focus in 2018. The Board is committed to identifying and nominating candidates for election who are highly qualified based on their skills, expertise and experience and to factor in diversity criteria including, gender, education, age, ethnicity, geographic location and other characteristics of the communities in which AltaGas operates. Striving for a Board profile that is well balanced and representative of these experiences and characteristics, the policy has been designed to address other diversity criteria over time by allowing aspirational targets to be included by resolution of the Board.

Board diversity is continually evolving. The current Board is diverse in gender, skills, expertise, experience, professional designation, geographic location, background, age and tenure. Three of the eleven director nominees are women (27%). Each committee of the Board has at least one female member. Following the Meeting, the Chair of the EHS Committee will be a female. Washington Gas’ board of directors is comprised of seven members, a majority of whom are independent, and three of whom are female (43%). The Washington Gas board of directors is also diverse in other respects, including experience and race.

Women in Leadership Positions

While the Board has not yet set aspirational targets for female representation on the executive team, the level of females in senior leadership roles is increasing.  One of the seven members of AltaGas’ executive team is female (14%). The number of females holding officer positions with AltaGas has been steadily increasing over the years, with five of the current officers (22%) being female. Of these females, 80% have been appointed from 2017 onwards. With respect to AltaGas’ operating U.S. utilities, 31% of the officer positions are held by females.

Tenure and Retirement Policy

To support Board renewal and orderly transition the Board has adopted policies on retirement and tenure. Pursuant to the Board’s policy on retirement, current directors will not stand for re-election after they have reached age 75. Under the Board’s policy on term limits, a director will not be nominated for re-election at the fifteenth, or any subsequent, annual meeting of shareholders following the date such director was first elected or appointed. This policy was first adopted in 2015 and for the purposes of this policy, all directors who were on the Board in 2015 counted 2015 as their first year of tenure.

The average age of the director nominees is 64 and the average tenure following the Meeting will be eight years (including service on AltaGas’ predecessors).

The Board believes that renewal is an essential part of the Board’s progression and intends to pursue renewal in an orderly manner allowing for effective transition.

Areas of Expertise and Director Skills Matrix

AltaGas maintains a matrix of the skills that the Board views as necessary to oversee AltaGas’ business, operations and strategic objectives. The matrix is reviewed annually by the Governance Committee and continually evolves with the changes in AltaGas’ needs. The Governance Committee uses the matrix and the performance assessments completed by directors to evaluate the skills and experience represented by the existing Board profile and to identify any potential gaps. Any potential gaps are then factored into the development of core competencies and criteria for future recruitment efforts.

As part of its succession planning efforts, the Governance Committee identified several key competencies and certain experience that would be complementary to the then existing Board profile, including additional experience in the areas of U.S. operations, regulatory and compliance, financial and capital markets and additional breadth in strategic planning and leadership.  The experience and qualifications of the members of the Board, including their knowledge and depth of understanding of their role and AltaGas’ business, contribute to AltaGas’ overall success.

The following matrix summarizes the key skills and expertise of the director nominees as well as certain other key characteristics of the proposed Board:

	<3				✓				✓	✓		✓
Tenure	3-8	✓	✓								✓
	>8			✓		✓	✓	✓
Gender		F	F	M	M	M	M	M	F	M	M	M
	<60				✓				✓
Age	60-65	✓	✓	✓						✓	✓	✓
	>65					✓	✓	✓

	Skills and Experience	Catherine Best	Victoria Calvert	David Cornhill	Randall Crawford	Allan Edgeworth	Daryl Gilbert	Robert Hodgins	Cynthia Johnston	Pentti Karkkainen	Phillip Knoll	Terry McCallister
	Leadership/Strategy	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
	Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Environment, Health & Safety	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
	Risk Oversight/Risk Management	✓		✓	✓	✓		✓	✓	✓	✓	✓
	Financial Accounting, Audit & Capital Markets	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
	Regulated Utilities			✓	✓	✓		✓	✓		✓	✓
	Gas Infrastructure	✓		✓	✓	✓	✓	✓		✓	✓	✓
	Power Infrastructure			✓				✓	✓			✓
	U.S. Experience			✓	✓	✓		✓	✓		✓	✓
	Human Resources/Compensation	✓	✓	✓	✓	✓	✓	✓		✓		✓
	Stakeholder Relations & Communications	✓	✓	✓	✓			✓	✓	✓	✓	✓
	Sustainability		✓	✓	✓	✓		✓				✓

Nomination and Director Selection

As discussed under “Board of Directors — Succession Planning”, the Board is responsible for Board succession planning. The Governance Committee, whose members are all independent, is responsible for nominating new directors as part of the succession planning process. The Board’s goal is to continuously maintain and develop a high performing board with diverse skills and deep expertise while striving for a balance between new viewpoints and institutional continuity.

In 2018, the Governance Committee began actively recruiting new members to ensure membership on the Board remained representative of the overall Board objectives and to progress Board renewal and transition. As part of this exercise, the Governance Committee considered objectives for increasing diversity as well as the director skills matrix and director questionnaires to identify any potential gaps. Also factoring into this exercise was the regulatory commitment made in connection with the WGL Acquisition to use reasonable efforts to nominate a WGL director to the Board. The Governance Committee identified several key competencies and experiences that would be complementary to the existing Board profile, including additional experience in the areas of U.S. operations, regulatory and compliance, financial and capital markets and additional breadth in strategic planning and leadership capabilities. In July of 2018, the Board welcomed Ms. Johnston, Mr. Karkkainen and Mr. McCallister as members. The new directors bring a wealth of experience, add diversity to the Board, and complement the existing Board profile.

The Governance Committee intends to continue its recruitment efforts coinciding with further succession planning. The Governance Committee recognizes the importance of continual review of the Board and committee profiles to keep a current and evolving list of the necessary core experiences and competencies for the roles and to identify potential gaps resulting from future retirements.  This collected information will be used to evaluate potential candidates. Upon the recommendation of the Governance Committee, the Board recommends nominees to Shareholders for election.

Majority Voting Policy

While the Board recommends nominees to the Board, Shareholders vote to elect the members of the Board on an annual basis.  AltaGas has a Majority Voting Policy which requires that any nominee for director who receives a greater or equal number of votes “withheld” than “for” his or her election shall tender his or her resignation to the Chair of the Board following the Meeting, effective upon acceptance by the Board. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Board will accept such resignation except in exceptional situations where the circumstances warrant such director continuing to serve as a member of the Board. The nominee shall not attend any meeting or participate in any Governance Committee or Board deliberations while the resignation offer remains outstanding. The Board shall disclose its election decision via press release promptly and in any event, within 90 days of the Meeting. If a resignation is not accepted, the press release will include the reasons for that decision. If a resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation.

Director Orientation, Development and Education

The Governance Committee is responsible for the development of orientation programs for new directors and for continuing development and education of existing directors.

Orientation

AltaGas provides new directors with written material to assist with the orientation process. Written material includes Board and committee mandates, the COBE, insider reporting obligations and information on AltaGas’ business, as well as organizational charts, strategic plans, compensation policies and copies of the most recent financial information, annual information form, management information circular, prospectuses and other public disclosure.

New directors are also given the opportunity to meet with the Chair and other directors to discuss the role and responsibilities of directors and with the CEO, the Chief Financial Officer and other executive officers as well as to sit in on committee meetings to gain an understanding and appreciation for AltaGas’ business, operations and strategic objectives.

In 2018, both Mr. Karkkainen and Ms. Johnston joined the Board’s strategic planning offsite session as observers prior to joining the Board in July. Participation in that session offered the new directors with insight into the strategic objectives of AltaGas as well as an opportunity to sit in and participate in Board discussion. The newest directors also participated in one-on-one sessions with AltaGas’ operating business leads to gain a better understanding of AltaGas’ business and operations.

Development and Continuing Education

AltaGas provides continuing education opportunities to all directors to enhance their skills and to strengthen their understanding and appreciation of AltaGas’ business and the communities in which AltaGas operates. As an enhancement to the existing education opportunities, starting in 2019 AltaGas acquired a corporate ICD membership for all of its directors.

As part of continuing education initiatives, Board meetings are often coordinated with operations updates, site visits and facility and project tours where directors may meet and consult with management, facility operators and project managers. Directors participate in safety stand-downs. Dinners and lunches are often held with management and other guest speakers on current issues and directors are invited to participate in several AltaGas events or events sponsored by AltaGas. Directors are also provided with reading material from management and from other directors on an ongoing basis on topics of interest relating to AltaGas’ business and strategy and industry trends and best practices (including in the area of corporate governance).

In October 2018, Board and committee meetings for the third quarter were held in Washington, D.C., providing the directors an opportunity to meet with the directors and management of Washington Gas. As part of these meetings, the EHS Committee held a joint meeting with their counterparts at Washington Gas.  The joint meeting provided both organizations with further insight into the safety culture and existing frameworks of each entity and an opportunity to take additional steps to align integration efforts. With RIPET being a key component of strategy execution, in the first quarter of 2019 the EHS Committee completed an offsite visit to the RIPET site and participated in a safety stand-down. The site visit provided the EHS Committee with an opportunity to, among other things, discuss with management and operations the transition process from construction to operations and the key risks of the transition.

Through the annual Board performance assessment, AltaGas collects feedback on its orientation and continuing education programs in an effort to continue the evolution of such processes to match the needs of the then current directors and those of AltaGas.

The following are some of the continuing education topics and events that occurred in 2018:

2018	Topic/Event	Presented / Hosted By	Presented To
January	Strategies for Market Disruptions	Institute of Corporate Directors	Calvert
February	Accounting policy updates	Vice President and Controller	Audit Committee
	Governance and securities law updates	Corporate Secretary	Governance Committee
	Effective Board Oversight in the Era of #MeToo	Institute of Corporate Directors	Calvert
April	Accounting policy updates	Vice President and Controller	Audit Committee
	Governance and securities law updates	Corporate Secretary	Governance Committee
	Safety stand-down - Gordondale	Gas Division management	Edgeworth
	Safety stand-down - Harmattan	Gas Division management	Calvert
July	Trends in California Power	Energy and Environmental Economics, Inc.	Board
	Accounting policy updates	Vice President and Controller	Audit Committee
	Governance and securities law updates	Corporate Secretary	Governance Committee
August	Gas Business and Strategy	Acting President, Gas	Johnston, Karkkainen, McCallister
September	Governance in a Transformative Time	Institute of Corporate Directors	Calvert, Johnston
October	Accounting policy updates	Vice President and Controller	Audit Committee
	Governance and securities law updates	Corporate Secretary	Governance Committee
	Leading Effective CEO Succession	Institute of Corporate Directors	Calvert
	Power Business and Strategy	Power Division management	Johnston, McCallister, Karkkainen
November	The Board’s Role in Defining Corporate Culture	Institute of Corporate Directors	Johnston
	Social Transformation - First Nations	Institute of Corporate Directors	Calvert

Sustainability

AltaGas operates in a safe, reliable manner and maintains positive relationships with its customers and stakeholders in the communities in which it operates, which includes Indigenous Peoples, governments and regulatory agencies. Working safely and responsibly is one of AltaGas’ core values, and the company operates all aspects of its business with the highest regard for the safety of its employees, contractors, and others impacted by its operations. AltaGas employees throughout Canada and the United States are responsible for exhibiting safe behaviors and for encouraging the same behaviors in others.

Environment, Health and Safety Management

AltaGas’ EHS Management System provides a framework to ensure that safety and environmental performance across the enterprise are effectively monitored and continually improved. The EHS Management System elements, which are modelled after the ISO 14001 and OHSAS 18001 standards, establishes the minimum criteria and components each business must follow. The EHS Management System outlines various actions and accountabilities, all of which flow into a Plan-Do-Check-Act cycle, forming the basis for continual improvement.

Sustainability Disclosure and Reporting

AltaGas has participated in the CDP (formerly the Carbon Disclosure Project) since 2010. The CDP is an international, independent, not-for-profit organization that maintains a global disclosure system enabling companies, cities, states and regions to measure and manage their environmental impacts. In 2018, AltaGas was recognized by CDP with a score of B (Management) for its climate change governance and stewardship, compared to a sector average of C. AltaGas also makes various Environmental, Social and Governance (ESG) governance documents publicly available on its website, including its Health and Safety Code of Conduct and its Environmental Management Code of Conduct. In 2019, AltaGas intends to evolve its ESG disclosure to include enhanced reporting using accepted global standards, consistent with its peer group.

As one of the regulatory commitments made in connection with the WGL Acquisition, AltaGas committed to file a long-term business plan on how its business model can support the District of Columbia’s 2050 climate change targets. The plan, which must be filed by January 1, 2020, will demonstrate how AltaGas will provide new and innovative products and services that will enable its customers in the District of Columbia to reduce greenhouse gas emissions. Once filed, AltaGas will hold bi-annual public meetings to report on its progress.

AltaGas’ Environmental Commitment

Minimizing environmental impacts is critical for AltaGas to maintain a sustainable business that provides for its various stakeholders today and well into the future. To help ensure the responsibility and accountability for environmental protection, AltaGas educates its employees in environmental safeguarding and ensures those working on its behalf are aware of their responsibilities. AltaGas also engages with internal and external stakeholders regarding environmental matters and seeks to obtain input from interested parties.

AltaGas utilizes sustainable design, construction, operating and decommissioning practices throughout its business.  Innovation at AltaGas is a key component of our environmental footprint management activities.

AltaGas is committed to:

•                  Complying with or exceeding applicable environmental laws, acts, regulations, codes and industry standards;

•                  Reducing its environmental footprint through the use of sustainable design, construction, operating and decommissioning practices;

•                  Engaging in practices to conserve resources through safe and efficient management of its operations;

•                  Monitoring its environmental performance utilizing key performance indicators, and addressing areas of concern in a timely manner; and

•                  Educating the AltaGas workforce in proper environmental safeguarding.

Shareholder Outreach

The Board and management of AltaGas believe in the importance of communicating with its Shareholders, as open and constructive dialogue and the exchange of ideas can provide further diversity of thought and improve Board and management effectiveness, ultimately improving overall corporate performance.

AltaGas communicates with Shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports, press releases, annual information form and other public disclosure, website and industry conferences. AltaGas also holds a quarterly earnings call which is open to all.

The Board communicates with Shareholders on an annual basis through the management information circular, which provides information about the Board, individual directors, AltaGas’ governance policies and practices and executive compensation policies and practices and through the annual shareholders meeting.

Commencing in 2019, the Board began to engage shareholders on a more formal basis by initiating direct Shareholder engagement meetings. The objective of these meetings was two-fold. First, to understand and discuss the views of Shareholders on key areas, including board composition, board oversight, and general governance matters. Second, to update Shareholders on the Board’s focus and work on succession (board and executive), pay for performance (executive compensation) and governance (independence, tenure, strategic decisions, risk oversight, board structure and composition).

The Board is committed to maintaining this practice of engagement.

A list of upcoming and past events and presentations, including presentations and webcasts, when available, can be found on AltaGas’ website at www.altagas.ca . The Meeting will also be webcast. AltaGas’ investor relations department welcomes opportunities to engage with Shareholders and other stakeholders and may be contacted directly by phone, email, or regular mail at:

AltaGas Ltd.
Investor Relations
1700, 355 4th Avenue SW
Calgary, Alberta T2P 0J1
Telephone: 403.691.7100
Toll-free: 1.877.691.7199
Investor.relations@altagas.ca

A LETTER FROM OUR HRC COMMITTEE

March 21, 2019

Dear Shareholders:

Compensation Governance and Pay for Performance

2018 was a transformative year for AltaGas, completing the acquisition of WGL Holdings Inc., advancing key projects, and refocusing the company on U.S. Utilities and Midstream. Despite these advancements, AltaGas had a disappointing year when we look at our share price performance. Through this particularly challenging time, we are mindful of the importance of the choices we make in the interest of all our stakeholders. For executive compensation decisions, the HRC Committee and Board strived to balance the need to attract and retain key talent to lead AltaGas forward, with the difficulties our shareholders faced. The HRC Committee is committed to continually reviewing AltaGas’ executive compensation to ensure that the programs drive and reward the achievement of results.

Our goal is to align the compensation we pay to our executives with performance. To support this, we tie a significant portion of our executive pay to the achievement of objectives that drive shareholder value. The HRC Committee assesses and makes recommendations to the Board on the setting of performance measures and targets under the at-risk elements of our compensation program, which reflect both the short- and long-term strategic priorities of the company.

Our committee values strong corporate governance and shareholder engagement. As part of this commitment, the HRC Committee retains an independent advisor, Hugessen Consulting Inc. (Hugessen), to review and advise on executive compensation. The Board also conducts an annual advisory vote on executive compensation to allow our shareholders the opportunity to provide input on our approach to executive compensation. Last year, over 88% of the votes cast were in favour of our approach to executive compensation and while the vote is not binding, we consider the outcome of the vote as part of our ongoing review of executive compensation. Commencing in 2019, the Board began to engage shareholders on a more formal basis to discuss views on key areas, including succession and executive compensation.

2018 Corporate Events

The corporate events of 2018 materially changed the scope and scale of our organization, approximately doubling our size.  Looking ahead to 2019, approximately 75% or more of our revenue, assets and employees are anticipated to be U.S. based. Some of the key events that shaped the year included:

•                  Appointed Randall Crawford President and CEO of AltaGas in December, whom the Board believes has the unique set of skills, leadership capabilities and depth of expertise to successfully drive the company forward. With the resignation of David Harris, former President and CEO, in July, the HRC Committee and Board moved swiftly to implement the interim succession plan, placing David Cornhill and Phillip Knoll in the role of interim co-CEOs to ensure that the company continued operating effectively and efficiently during a significant transformation while the search for a new CEO was completed.

•                  Successfully closed the WGL Acquisition on July 6, 2018 and repositioned AltaGas as a low-risk, high-growth utility and midstream company. As part of the regulatory commitments for the WGL Acquisition, AltaGas agreed to keep Washington Gas compensation and benefits at the same level, in aggregate, for a period of two years.

•                  Executed $3.8 billion in asset sales, including interests in the Northwest B.C. Hydro electric facilities, non-core midstream and power assets and the initial public offering of AltaGas Canada Inc.

•                  Significantly advanced the construction of the company’s Ridley Island Propane Export Terminal (RIPET) and secured 40,000 barrels per day of propane supply. In addition, the NGL capture area was expanded, enhancing liquids handling infrastructure through the Townsend expansion and Aitken Creek, underpinning the expansion of North Pine and increasing our midstream value proposition.

Compensation Changes

Throughout 2018, the Board was concerned about shareholder returns and improving AltaGas’ corporate results. The Board is confident that Randall Crawford will drive performance based on his extensive experience and proven track record of achieving results. With this in mind, the HRC Committee reviewed and approved compensation changes designed to retain and motivate executives to achieve the targeted corporate results of the transformed organization. Below are highlights of changes approved by the Board.

•                  Established a new AltaGas Executive Compensation Peer Group. Moved from one Canadian peer group to a dual Canadian/U.S. peer group model. With the significant increase in the scope and scale of the company and substantial shift towards U.S. based operations, AltaGas has had to review peer comparators and realign pay practices with the U.S. market to attract, retain and motivate the top executive talent needed to take the company forward. This change in the competitive market has increased the benchmark executive compensation for most roles.

•                  Exercised Board discretion and reduced the 2018 short-term incentive plan corporate payout multiplier to 0.8x from the scorecard result of 0.9x for AltaGas executives due to 2018 corporate and share price performance. In making this decision, the Board evaluated the need for key executive retention and the achievement of the pre-determined measures under the plan, in balance with the challenges felt by our shareholders. Short-term incentive plan results were measured on the achievement of financial and strategic results focused on the WGL Acquisition, execution of AltaGas’ financing plan, restructuring initiatives, positioning RIPET for success and growth initiatives within each business division.

•                  Revised AltaGas’ short-term incentive plan framework for 2019 to more directly align individual performance with corporate and divisional results. Plan changes will be implemented for Washington Gas executives in 2020, following the completion of the regulatory commitment period.

•                  Updated Performance Unit measures under our mid-term incentive plan to put a greater emphasis on total shareholder return, by measuring performance on an equal weighting between the financial and the total shareholder return measures. The financial measure was revised to a per share target to better align with shareholder returns. In addition, the maximum payout was reduced to 2.0x from 2.4x. Performance below the threshold continues to result in a payout of 0x.

•                  Implemented a floor value for share options issued under our long-term incentive plan. Following a review of the Black-Scholes-Merton model, which produced a value that was not aligned with the value the HRC Committee determined appropriate, a floor value of $2.50 per option was set to determine the number of options granted. This resulted in 49% fewer options being granted than if the Black-Scholes-Merton model had been applied at time of grant.

•                  Targeted compensation for the new President and CEO, Randall Crawford, to be 80% at-risk. The compensation is consistent with the company’s executive compensation philosophy which targets salary at median of the competitive market with total compensation meeting or exceeding the median if performance goals are met. The HRC Committee’s independent advisor, Hugessen, reviewed the executive compensation peer groups and the approach to CEO compensation.

•                  Updated core values and leadership competencies to assist with aligning the AltaGas and Washington Gas cultures and drive future results across the company. Core values include: work safely, think responsibly; act with integrity; make informed decisions; achieve results; invest in our people and foster diversity.

Looking Ahead

AltaGas is focused on delivering a balanced funding plan, enhancing our financial strength, improving our asset returns through operational excellence and adhering to our commitment to responsibility for people, communities and the environment. We believe our compensation program will support these objectives. The HRC Committee and Board are committed to reviewing and updating our compensation program to continue to look for opportunities to refine our pay practices with the goal of increasing alignment between the interests of our executives and long-term shareholder value. While we understand the challenges our shareholders have faced over the past year, we ask you to consider the decisions we have made as well as the changes to our overall approach to executive compensation as you assess our program. We appreciate your continued investment with us.

Respectfully,

Daryl Gilbert

Human Resources & Compensation Committee Chair

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Review Process

The Board believes that attracting, motivating and retaining high performing executives is integral to the long-term success of the company. Through a competitive compensation program that links executive compensation with company performance, we strive to align the actions of our executives with AltaGas’ long-term corporate strategy and shareholder interests. The compensation program is aimed at fulfilling the following objectives:

•                  Attract and retain highly qualified and engaged employees and senior management team members.

•                  Align executive and employee interests with those of Shareholders.

•                  Offer competitive base salary compensation at approximately the median of the relevant peer group.

•                  Assuming performance goals are met, recognize and reward executives through pay-for-performance, such that total compensation meets or exceeds the median of the relevant peer group.

The HRC Committee and the Board regularly review executive compensation. The HRC Committee recommends, for Board approval, executive salary changes, short-term incentive payments and long-term incentive grants. No executives vote on these recommendations or are present at the HRC Committee or Board meetings with respect to compensation matters affecting them.

Compensation recommendations and decisions take into account the following:

•                  Company performance, including corporate strategy execution, performance relative to peers, progress on short- and long-term objectives and the impact of significant company events that occur through the year.

•                  Individual executive performance, experience and level of responsibility.

•                  Peer benchmarking and industry trends for companies and positions of similar scope and responsibility.

•                  Total compensation at-risk.

Compensation Governance

AltaGas is committed to upholding the highest standards of corporate governance. Our compensation program has been designed to motivate executives to focus on longer term interests, and to provide the superior returns and social value that Shareholders expect. The Board, through the HRC Committee, routinely assesses compensation programs to ensure such programs do not encourage individuals to take inappropriate risks that are material to the company.

What We Do	What We Don’t Do

• Link executive pay to company performance through short- and long-term incentive awards	• Pay out incentive compensation when performance is below threshold

• Weight executive compensation towards “at-risk” compensation elements based on achievement of corporate performance	• Utilize single-trigger change-of-control provisions in executive contracts

• Benchmark executive compensation and company performance to relevant peer companies	• Grant stock options to non-executive directors

• Require executives to meet minimum equity ownership targets	• Guarantee increases in executive compensation under executive agreements

• Include compensation clawback provision in executive agreements	• Reprice, backdate or exchange Options, PUs or RUs

• Prohibit hedging of ownership in company securities

• Cap short-term incentive payouts

• Utilize double-trigger change-of-control provisions in executive agreements

• Provide say-on-pay vote for our shareholders

• Retain independent advisor to the HRC Committee that does not provide services to Management

Managing Compensation Risk

While AltaGas has structured its program and practices with the intent of discouraging inappropriate risk-taking, the company recognizes that some level of risk taking is necessary to achieve outcomes that are in the best interest of AltaGas and its Shareholders.

To address this, AltaGas has implemented a number of risk mitigating strategies, including:

•                  All directors are regularly apprised of AltaGas’ financial and operating performance throughout the year.

•                  A significant weighting on long-term incentives mitigates the risk of encouraging achievement of short-term goals at the expense of long-term sustainability and Shareholder value.

•                  The nature of the financial measures used in the determination of annual short-term incentives provide a balanced scorecard, measuring cash flow and financial returns, and ensures that AltaGas will have the ability to pay any bonuses granted.

•                  The HRC Committee and the Board have the ability to use discretion in assessing both individual executive performance and overall AltaGas performance to ensure that short-term incentive payouts are not overly influenced by an unusual result in any one given area.

•                  Beginning with awards granted in 2015, PU measures include a compound annual growth target over the vesting period as well as a relative TSR modifier, linking payment under PUs to the interests of Shareholders and the long-term success of AltaGas.

Anti-Hedging Policy

AltaGas’ Securities Trading and Reporting Policy provides that no director, officer or employee may purchase “financial instruments” that are designed to hedge or offset, or that may reasonably be expected to have the effect of hedging or offsetting, a decrease in the market value of any AltaGas securities or otherwise take any speculative or derivative positions of any kind which would have or that may reasonably be expected to have such effect. Financial instruments include prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, spread bets, contracts for difference or units of exchangeable funds.

Clawback Policy

In the event of a restatement of the financial results of AltaGas for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, the Board may:

•                  Require that an executive officer return or repay to AltaGas or reimburse AltaGas for all or part of the after-tax portion of any excess compensation that was paid over what should have been paid; and/or

•                  Cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for an executive to be cancelled.

Compensation Consultants and Advisors

AltaGas engages external consultants to provide advice on compensation matters. Management engages Mercer (Canada) Limited  to provide independent advisory services related to compensation matters. The HRC Committee and the Board also independently retain external consultants. Since 2017, AltaGas’ Board, Governance Committee and HRC Committee have engaged Hugessen to provide compensation advisory services related to director and executive compensation matters. In 2018, this support consisted of:

•                  Review and discussion of general market trends relating to compensation philosophy and design; and

•                  Review and discussion of CEO and executive compensation, particularly in light of the WGL Acquisition.

In making its decisions, the HRC Committee and Board review information and recommendations provided by Hugessen. However, the responsibility for decisions remain with the Board, the Governance Committee or HRC Committee, as applicable. See also “Director Compensation”.

Independent Compensation Advisors — Annual Spend	2018	2017
Hugessen
• Executive compensation-related fees	$70,638	$96,414
• All Other Fees	—	—

Compensation Benchmarking

Annually, management benchmarks AltaGas’ compensation program against those of comparably-sized organizations with whom AltaGas competes for talent. External compensation consultants compile market benchmark information via compensation surveys and market intelligence, which is then provided to the HRC Committee to assist with their review of AltaGas’ overall compensation policy and programs. The peer benchmarking results on their own may not be appropriate for comparative purposes based on role responsibilities, experience and succession considerations. The final decisions on executive compensation are made with sound judgement by the Board following a recommendation from the HRC Committee.

AltaGas Executive Compensation Peer Group

The HRC Committee annually reviews and recommends to the Board the peer group of companies used to benchmark AltaGas’ compensation. This review includes evaluating companies similar in size, scale and industry relative to AltaGas, while also taking into account the companies with which AltaGas directly competes for executive talent.

AltaGas underwent a transformation in 2018 following the close of the WGL Acquisition, which significantly increased the scope and scale of our organization, approximately doubling in size.  Looking ahead to 2019, approximately 75% or more of the company’s revenue, assets and employees are anticipated to be U.S. based. In recognition of this material change, AltaGas reviewed its peer comparators used for executive compensation benchmarking to reflect the company’s new competitive market. The need to include the U.S. market in the peer group was identified in order to attract, retain and motivate the top executive talent required to take the company forward. The change in the competitive market has increased the benchmark executive compensation for most AltaGas executive roles.

As a result of the 2018 review, AltaGas’ peer group was expanded from a single Canadian peer group to a weighted average of both a Canadian and a U.S. peer group for benchmarking executive compensation. AltaGas executive are benchmarked against a weighting of the Canadian and U.S. peer groups, according to executive responsibilities and relevant market for talent. The weightings of the peer groups as they apply to each executive are outlined in “2018 Compensation Overview — Peer Group Weighting”.  WG executives are benchmarked against U.S. utility peers, as outlined in “Schedule C”.

To address foreign exchange fluctuations as they relate to compensation, a foreign exchange rate conversion was set at a five year historical average rate, to reduce the impact of short term foreign exchange fluctuations on executive compensation.

Canadian Peer Group Companies

Algonquin Power & Utilities Corp.
ARC Resources Ltd.
ATCO Ltd.
Cenovus Energy Inc.
Crescent Point Energy Corp.
Emera Inc.
Encana Corp.
Fortis Inc.
Husky Energy Inc.
Hydro One Ltd.
Inter Pipeline Ltd.
Keyera Corp.
Northland Power Inc.
Pembina Pipeline Corp.

U.S. Peer Group Companies

Alliant Energy Corp.
Ameren Corp.
Atmos Energy Corp
Buckeye Partners LP
Centerpoint Energy Inc.
Chesapeake Energy Corp.
CMS Energy Corp.
Enlink Midstream Partners
NiSource Inc.
OneOK Inc.
Pinnacle West Capital Corp.
Southwest Gas Holdings
Targa Resources Corp.
Vistra Energy Corp.

The following chart demonstrates where AltaGas was positioned compared to the companies in each of the two peer groups based on selected financial metrics. For 2018, AltaGas primarily focused on pro-forma revenue and asset values when determining its peer group to reflect the impact of the WGL Acquisition for the full year. These measures were more comparable to our competitors given the significant decrease AltaGas’ Share price and its impact on enterprise value and market capitalization in 2018. The majority of companies in both peer groups have revenue, asset value and enterprise values that are within the range of 50% to 200% of AltaGas.

Notes:

(1)             Reflects most recent publicly reported data as of December 31, 2018.

(2)             AltaGas 2018 revenue reflects a pro-forma value adjusted to include the impact of the WGL Acquisition for the full year.

(3)             U.S. data converted at the 2018 average foreign exchange rate of USD/CAD $1.2597 where applicable.

2018 COMPENSATION OVERVIEW

Compensation Program Elements

AltaGas’ total compensation program includes the following components that are discussed in further detail in the following sections.

	Base Salary	Short-Term Incentives	Mid-Term Incentives (PUs & RUs)	Long-Term Incentives (Options)
Purpose	Provide annual compensation and compensate employees for fulfillment of job responsibilities.	Reward achievement of annual financial and strategic objectives.	Align compensation with medium-term performance goals, and link executive compensation with Shareholder interests. Granted in form of PUs and RUs.	Align compensation with long-term performance goals, and link executive compensation with Shareholder value creation over the longer term.

Performance Period/expiry	Ongoing	1 year	3 years	6 - 10 years

Payment	Ongoing	In March after end of performance period	After end of performance period	After vesting period, on employee exercise

Cash or Shares	Cash	Cash	Cash	Shares

Named Executive Officers Compensation

This Compensation Discussion and Analysis (CD&A) discusses the material elements of compensation for the named executive officers (“NEOs”) listed below.

Randall Crawford, President & CEO

Mr. Crawford joined AltaGas on December 10, 2018. As President & Chief Executive Officer, Mr. Crawford leads the development and execution of AltaGas’ strategic plan. With a focus on midstream and U.S. utilities, he will oversee strengthening AltaGas’ financial position, delivering on the potential of our midstream business, enhancing returns across our utilities, and emphasizing a performance-based culture focused on operational excellence and prudent capital allocation.

Mr. Crawford is a seasoned executive with more than 30 years of experience in the natural gas industry. In his most recent role as Senior Vice President & President, Midstream, Commercial and Distribution with EQT Corporation (EQT), a premier U.S. integrated gas company, Mr. Crawford successfully led EQT’s ambitious growth strategy in the Marcellus natural gas play. He also held progressively senior roles at EQT’s regulated gas utility, including serving as its President.

AltaGas

Timothy Watson, EVP & CFO

Mr. Watson joined AltaGas in 2015 and was appointed EVP & Chief Financial Officer that year. Mr. Watson is responsible for the overall financial strategy of AltaGas as well as mergers, acquisitions and corporate development. Mr. Watson spent 25 years in investment banking, based in Calgary, Houston, San Francisco and Toronto. His experience includes extensive knowledge of global financial markets and significant mergers and acquisitions experience across the entire energy value chain.

AltaGas

John O’Brien, EVP, Government & Regulatory Affairs, ASUS and EVP, Strategy & Public Affairs, WG

Mr. O’Brien joined AltaGas in 2015, serving as President, ASUS, a subsidiary of AltaGas, where he oversaw AltaGas’ U.S. Power and Utilities operations. During 2018, Mr. O’Brien continued in the role until the closing of the WGL Acquisition. Following the close, he took on dual roles of EVP, Government & Regulatory Affairs, ASUS and EVP, Strategy & Public Affairs, WG. In his role with ASUS, Mr. O’Brien continued to oversee AltaGas’ Power operations until December 2018. In his role for WG, his primary responsibilities include oversight of government and regulatory affairs. For 2018, Mr. O’Brien was compensated as an AltaGas executive. Effective January 1, 2019, Mr. O’Brien serves as a member of the WG executive team and will be compensated under the WG programs.

Mr. O’Brien has over 30 years of experience and has held management positions in Government Relations and Regulatory Affairs within the energy industry, including most recently in the position of Executive Vice President, Public Policy and External Affairs with a large privately held energy company.

AltaGas

Adrian Chapman, President & CEO, WG; President U.S. Utilities, ASUS

Mr. Chapman joined AltaGas on July 6, 2018, at the close of the WGL Acquisition. Mr. Chapman was appointed the President & Chief Executive Officer of Washington Gas following the retirement of Terry McCallister. Previously, Mr. Chapman held the role of President & Chief Operating Officer of Washington Gas from October 2009 until July 2018. In his current role, he serves as President, U.S. Utilities, ASUS and oversees the operations of SEMCO Energy Gas Company and ENSTAR Natural Gas Company, in addition to Washington Gas.

Bringing more than 36 years of leadership experience in the energy industry, Mr. Chapman has driven operational success and sustained growth in a variety of management and executive roles at Washington Gas throughout his career.

WG

Vincent Ammann, EVP & CFO

Mr. Ammann joined AltaGas on July 6, 2018, at the close of the WGL Acquisition. Mr. Ammann was appointed EVP & Chief Financial Officer of Washington Gas.

Previously, Mr. Ammann held the role of Assistant to the Chief Financial Officer and was appointed to the office of Vice President & Chief Financial Officer in 2006. He was promoted Senior Vice President and Chief Financial Officer in 2013. In his current role, Mr. Ammann is responsible for the administration and supervision of all financial functions including accounting, taxes, risk management and treasury management.

In January 2019, Mr. Ammann announced his intention to retire at the end of March 2019. Douglas I. Bonawitz, the current Washington Gas Vice President and Treasurer, will be assuming the role of Senior Vice President, Chief Financial Officer and Treasurer of Washington Gas. Mr. Bonawitz has held progressive roles in Washington Gas since his start in 2011.

WG

David Cornhill, Former interim co-CEO Mr. Cornhill, Chairman of AltaGas, served as interim co-CEO from Mr. Harris’ resignation on July 24, 2018 until Mr. Crawford’s appointment on December 10, 2018.	AltaGas

Phillip Knoll, Former interim co-CEO Mr. Knoll, a director of AltaGas, served as interim co-CEO from Mr. Harris’ resignation on July 24, 2018 until Mr. Crawford’s appointment on December 10, 2018.	AltaGas

David Harris, former President & CEO Mr. Harris served as President & CEO from April 16, 2016 until his resignation date on July 24, 2018.	AltaGas

The AltaGas and Washington Gas executive teams reflect a diverse group of backgrounds and expertise. The executive teams at AltaGas and Washington Gas at December 31, 2018 were as follows:

AltaGas		Washington Gas

Randall Crawford	President & CEO	Adrian Chapman	President & CEO

Timothy Watson	EVP & CFO	Vincent Ammann	EVP & CFO

Corine Bushfield	EVP & Chief Administrative Officer	Karen Hardwick	SVP, General Counsel & Corporate Secretary

Adrian Chapman	President, U.S. Utilities	Luanne Gutermuth	EVP & Chief Administrative Officer

Fred Dalena	EVP, Commercial Strategy & Business Development	Douglas Staebler	SVP, Utility Operations

Bradley Grant	EVP & Chief Legal Officer	John O’Brien	EVP, Strategy & Public Affairs (compensated with AltaGas executive)

Randy Toone	EVP & President, Midstream

John O’Brien	EVP, Government & Regulatory Affairs, ASUS

2018 — A Transformational Year for AltaGas

Following the close of the WGL Acquisition and other corporate transactions in 2018, AltaGas has repositioned itself as a low-risk, high-growth utility and midstream company, with an asset and employee base predominantly in the U.S.

Key corporate events that shaped the year included:

•                  Appointed Randall Crawford President and CEO of AltaGas in December. The HRC Committee and Board strongly believe that Mr. Crawford has the leadership skills, cultural fit and industry specific experience to lead the development and execution of AltaGas’ strategic plan and restore shareholder value.

•                  Implemented the interim CEO succession plan, following the resignation of David Harris, former President and CEO, in July. The HRC Committee and Board placed David Cornhill and Phillip Knoll in the role of interim co-CEOs to ensure that the company continued operating effectively and efficiently while the search for a new CEO was completed.

•                  Successfully closed the WGL Acquisition on July 6, 2018 and repositioned AltaGas as a low-risk, high-growth utility and midstream company.

•                  Executed $3.8 billion in asset sales, including interests in the Northwest B.C. hydro-electric facilities, non-core midstream and power assets and the initial public offering of AltaGas Canada Inc.

•                  Significantly advanced the construction of RIPET and secured 40,000 barrels per day of propane supply. Enhanced liquids handling infrastructure through the Townsend expansion and Aitken Creek, underpinning the expansion of the North Pine facility.

•                  Recovered US$125 million through accelerated replacement programs in Washington, DC, Maryland, Michigan and Virginia.

2018 & 2019 Compensation Program Changes

In recognition of the 2018 corporate events, the HRC Committee and Board focused on reviewing and approving compensation changes that will motivate and align the executive to achieve the target corporate results of the transformed organization.

As part of the regulatory commitments for the WGL Acquisition, AltaGas agreed to keep WG compensation and benefits at the same level, in aggregate, for a period of two years. As a result, the WG executive compensation programs will be aligned to the AltaGas programs as follows: i) MTIP/LTIP alignment in 2019; and ii) STIP alignment in 2020.

In 2019, a compensation risk assessment will be completed by external advisors, to ensure risk mitigating strategies and governance practices remain effective as AltaGas and Washington Gas progress on integration.

The table below highlights significant compensation changes completed in 2018 and planned for 2019.

2018	2019

Established New AltaGas Executive Compensation Peer Group

•                  Moved from one Canadian peer group to a dual Canadian/U.S. peer group model to reflect the change in AltaGas’ business following the close of the WGL Acquisition.

•                  AltaGas executives benchmarked against a weighting of the Canadian and U.S. peer groups, according to executive responsibilities and relevant market for talent.

•                  WG executives benchmarked against U.S. utility peers.

•                  Foreign exchange rate conversion as it relates to compensation was set at five year historical average rate, to reduce the impact of short-term foreign exchange fluctuations on executive compensation.

• No change expected.

Short Term Incentive Program (STIP)

•                  HRC Committee and Board exercised discretion and reduced the 2018 STIP corporate payout factor to 0.8x from 0.9x for AltaGas executive due to 2018 corporate and Share price performance. In making this decision, the Board evaluated the need for key executive retention and the achievement of the pre-determined measures under the plan, in balance with the challenges felt by AltaGas’ Shareholders.

•                  AltaGas executive STIP based on corporate and individual performance. The corporate factor was based on 30% Adjusted Funds Flow from Operations (AFFO), 30% Adjusted Funds Flow from Operations Return on Equity (AFFO-ROE) and 40% strategic measures. For the 2018 corporate factor, the Board approved a ‘Partially Met’ result, which resulted in a payout factor of 0.9 times under the STIP, prior to Board discretion.

•                  Revised framework where a STIP payout pool will be determined based on corporate and divisional scorecards. The payout pool will then be allocated based on individual results. The intent of this new framework is to more directly align individual performance with corporate and divisional results. Scorecards will be based on 45% strategic measures, 40% operational and financial measures and 15% corporate social responsibility.

•                  This new STIP framework will apply to WG executives in 2020 following the completion of the two year regulatory commitment period. While this STIP design does not directly apply to WG executives in 2019, individual performance will be measured based on this new methodology.

Mid-term and Long-term incentive grants (MTIP & Options)

•                  MTIP/LTIP grant timing was delayed to the fourth quarter of 2018 to align grants to AltaGas executives with WG executive grant timing and timing of the new CEO grant.

•                  Updated PU measures to be an equal weighting between the financial and the total shareholder return measures to better align executive compensation with the Shareholder experience.

•                  The PU financial measure was revised from AFFO to Funds Flow from Operations (FFO) per share to better align with shareholder returns.

•                  PU maximum payout was reduced to 2.0x from 2.4x.

•                  Implemented a floor value for Options issued under our long-term incentive plan. A floor value of $2.50 per Option was used to determine the number of Options granted, resulting in 49% fewer options being granted than if the Black-Scholes-Merton model had been applied at time of grant.

•                  MTIP/LTIP grants will be aligned for both AltaGas and WG executives. Grants are expected to be heavily weighted towards PUs and continue using the same per share financial performance measure and relative TSR measure as set for the AltaGas 2018 executive PU grants.

•                  Amended Option Plan to: reduce the maximum number of Shares available for issuance from 10% to 5% of issued and outstanding Shares; eliminate participation by non-executive directors; add double trigger provision for vesting for change of control transactions, and further clarity on what constitutes a change of control; and include specific provisions about vesting treatment and exercise in various termination situations rather than applying Board discretion. See “Schedule B” for material terms.

Performance Units Peer Group

•                  For the TSR calculation of the PU measures, moved from 50% S&P TSX Composite and 50% compensation peer group to the use of a PU peer group. The PU peer group will be confirmed in 2019 after completion of planned asset sales and will consist of Canadian peers. This will allow the PU peer group weighting to be adjusted to reflect the proper balance of utility and midstream peer companies for which AltaGas competes for capital.

• No changes expected.

CEO Compensation — Randall Crawford

•                  CEO compensation benchmark based on 50% of the Canadian and 50% of the U.S. peer groups, reflecting the company’s U.S. asset base. Compensation targeted at 80% at-risk.

•                  Salary and short term incentives were targeted at the 50th percentile and mid/long-term incentives targeted at 55th percentile, consistent with AltaGas’ compensation philosophy.

• No changes expected.

Interim co-CEO Compensation — David Cornhill & Phillip Knoll

•                  The compensation package for the interim co-CEOs was a combination of a fixed base salary and RUs and DSUs. Total compensation was targeted at the 50th percentile of the Canadian and U.S. peer groups for a CEO role. The interim co-CEOs did not participate in the STIP or other benefit and perquisite offerings. No compensation for Board service was awarded during the period they served as interim co-CEOs.

• n/a

2018 NEO Compensation Changes

The NEO compensation changes over the course of 2018 are summarized below.

	Base Salary	Short-Term Incentive Target (% of Base Salary)	Long-Term Incentive (% of Base Salary)	Compensation At-Risk
Randall Crawford (December 10, 2018)	Set at US$900,000	100%; 0 - 2x	300%	80%
Timothy Watson	Increase from $450,000 to $477,000 at January 1, 2018	No change (60%; 0 - 2x)	166%	69%
John O’Brien	Increase from US$403,500 to US$425,000 at January 1, 2018 Increase to US$475,000 at July 6, 2018	No change (40%; 0 - 2x) Increase to 50% (0 - 2x) on July 6, 2018	92%	59%
Adrian Chapman (July 6, 2018)	Set at US$630,000	85%; 0 – 1.5x	180%	73%
Vincent Ammann (July 6, 2018)	Set at US$525,000	70%; 0 – 1.5x	130%	67%

Mr. Crawford joined AltaGas as President and CEO on December 10, 2018. His compensation was benchmarked based on 50% of the Canadian and 50% of the U.S. peer groups. The base salary and STIP were targeted at the 50th percentile, with the initial MTIP/LTIP grant targeted at the 55th percentile.

Mr. Watson served as Executive Vice President and Chief Financial Officer in both 2017 and 2018. His base salary was increased 11% reflecting the increase in accountability for his role following the WGL Acquisition and is benchmarked to the combined Canadian and U.S. peer groups.

Mr. O’Brien received a 5% salary increase on January 1, 2018 reflecting the market compensation for his role at that time as President, ASUS. On July 6, 2018, Mr. O’Brien was appointed Executive Vice President, Strategy and Public Affairs of Washington Gas. His annual salary was increased to US$475,000 targeting the 50th percentile of the combined Canadian and U.S. peer groups (weighted 33%/67%). Mr. O’Brien’s compensation change also reflected internal equity within AltaGas’ U.S. utility subsidiaries.

As part of the regulatory commitments for the WGL Acquisition, AltaGas committed to maintain compensation and benefit programs for WG employees at the same level, in aggregate, for a period of two years. Executive compensation review and decisions for the WG executives took into account the existing programs in place, in addition to assessing the near-term retention need for the WG executives given the critical role they play in ensuring a successful integration.

Mr. Chapman and Mr. Ammann both had rights to receive payments pursuant to change of control provisions under the Washington Gas change in control severance plan upon close of the WGL Acquisition. In order to ensure successful transition and integration following the acquisition, AltaGas entered into agreements to retain both Mr. Chapman and Mr.

Ammann. In connection with these agreements, Mr. Chapman received a retention bonus of US$3.1 million and Mr. Ammann received a retention bonus of US$2.3 million, in exchange for relinquishing certain of their severance rights under the change in control severance plan.

Mr. Cornhill and Mr. Knoll served as interim co-CEOs for the period from July 24, 2018 to December 10, 2018. The compensation package was a combination of a fixed base salary and RUs and DSUs, with total compensation targeted at the 50th percentile of the Canadian and U.S. peer groups for a CEO role. The interim co-CEOs did not participate in the STIP or other benefit and perquisite offerings. No compensation for Board service was awarded during the period they served as interim co-CEOs.

The compensation paid to Mr. Cornhill and Mr. Knoll was in the form of a $100,000 monthly cash salary plus a $150,000 monthly grant of long-term incentives during the 5-month period that they served as interim co-CEO. Mr. Cornhill received his long-term compensation in the form of RUs and Mr. Knoll received a combination of 40% of the grant value in RUs and 60% of the grant value in DSUs. Recognizing that their role was interim in nature, this equity structure was aligned with the equity typically received by directors.

Compensation Mix

AltaGas targets a significant percentage of executive total compensation to be at-risk and weighted toward long-term incentives. This design provides for strong alignment between executive compensation and long-term company performance, while discouraging inappropriate short-term risk taking.

In 2018, AltaGas’ compensation mix for NEOs was as follows:

Peer Group Weighting

The weighting for the Canadian and U.S. peer groups is applied to each AltaGas executive based on the scope of responsibility for the role and the relevant market for talent. WG executive compensation continued to be benchmarked against the WG U.S. utility peers, as per the regulatory commitments outlined earlier. The WG compensation peer group is outlined in “Schedule C”.

The application of the peer groups to each NEO is summarized below:

	Canadian Peer Group	U.S. Peer Group	WG Peer Group
Randall Crawford	50%	50%	—
Timothy Watson	67%	33%	—
John O’Brien	33%	67%	—
Adrian Chapman	—	—	100%
Vincent Ammann	—	—	100%
David Cornhill	50%	50%	—
Phillip Knoll	50%	50%	—
David Harris	100%	—	—

Base Salary

Base salary is intended to provide a competitive rate of annual compensation, targeting approximately the 50th percentile of AltaGas’ peer groups, while recognizing the executives’ skills, competencies and responsibilities.

The AltaGas executive salaries are reviewed and approved by the HRC Committee and the CEO salary is reviewed and approved by the Board upon recommendation of the HRC Committee.

Short-Term Incentive Plan

The STIP provides an annual cash performance incentive tied to the achievement of corporate and individual performance measures. Executive STIP awards are heavily weighted toward the attainment of corporate performance measures. STIP targets, as a percentage of base salary earned, are set based on reviews of market and peer group compensation data, along with the relative responsibilities and level of experience required for the position. No awards are made to any executives under the STIP in cases where those executives did not meet the objectives applicable to them.

The STIP compensation for executives is recommended by the HRC Committee and approved by the Board.

Calculation of STIP Awards

The illustration below describes how STIP awards are determined, along with the rating scale based on the achievement of corporate and individual performance metrics.

The corporate factor is measured based on the achievement of annual financial and strategic measures that are considered integral to the successful achievement of AltaGas’ strategy. The individual factor is determined based on the achievement of individual objectives and the executive’s relative contribution to the achievement of AltaGas’ overall performance. The HRC Committee and Board annually review and approve the individual performance ratings of the AltaGas executive.

Performance ratings for corporate and individual results are based on the achievement of target or budget. ‘Met’ ratings result in a 1.0x performance multiplier; ‘Partially Met’ ratings result in a 0.5x to 0.9x performance multiplier; ‘Missed’ ratings result in 0x performance multiplier; ‘Exceeded’ ratings result in a 1.5x performance multiplier; ‘Exceptional’ ratings result in a 2.0x performance multiplier. For WG, the performance multiplier is capped at 1.5x.

AltaGas 2018 Corporate Results

The corporate result for 2018 STIP was a ‘Partially Met’ and a 0.9x multiplier based on the results from the financial and strategic measures outlined below. For 2018, the Board and HRC Committee exerted downward discretion by electing to reduce the corporate factor to 0.8x for AltaGas executives due to 2018 corporate and share price performance. In making this decision, the Board evaluated the need for key executive retention and the achievement of the pre-determined measures under the plan, in balance with the challenges felt by AltaGas’ Shareholders.

	Weighting	Target	2018 Result	Performance Result & Multiplier	STIP %
AFFO	30%	$607 million	$579 million	Met - 1.0x	30%
AFFO-ROE	30%	13.9%	13.2%	Met - 1.0x	30%
Strategic Measures	40%	100%	75%	Partially Met - 0.75x	30%
TOTAL	100%			Partially Met - 0.9x	90%
				Board Discretion	(10)%
				Partially Met - 0.8x	80%

Financial metrics (AFFO; AFFO-ROE) are ‘Met’ if the result is +/-7.5% of target; ‘Partially Met’ if 7.5-15% below; ‘Missed’ if below 15%; ‘Exceeded’ if 7.5-15% above; ‘Exceptional’ if 15% or more.

Strategic measures were evaluated on the following scorecard.

Strategic Measures	Weighting	2018 Result	Performance Multiplier	Assessment Criteria
1. WGL Regulatory Process and Integration	20%	Met	0.20x	• Successful completion of the WGL regulatory process and close of the WGL Acquisition • Initial integration activities for the WGL Acquisition completed as planned

2. Execution of the 2018 Finance plan	20%	Partially Met	0.10x	• $2.4 billion of asset sales completed, with another $1.37 billion closed in January 2019 • Maintained investment grade credit ratings • New banking facilities in place

3. Complete structuring to deliver entity and enterprise value	20%	Partially Met	0.10x	• Workforce plans updated to reflect transfer of employees in connection with AltaGas Canada Inc. initial public offering and the sale of non-core midstream and power assets

4. Position RIPET for a successful and economic commercial on-stream date in 2019	20%	Met	0.20x	• At December 31, 2018, project on schedule and on budget • Secured the target of 40,000 Bbl/d of propane supply

5. Growth of new midstream, power, and non-regulated business opportunities	20%	Partially Met	0.15x	• Expansion of the Townsend Facility and North Pine Facility approved

TOTAL	100%	Partially Met	0.75x

AltaGas 2019 STIP Program

AltaGas has revised the STIP framework for 2019 to reflect a STIP payout pool that will be determined based on corporate and divisional scorecards. The payout pool will then be allocated based on individual results. The intent of this new framework is to more directly align individual performance with corporate and divisional results. Scorecards will be based on 45% strategic measures, 40% operational and financial measures and 15% corporate social responsibility. This new framework will apply to WG executives in 2020 following the completion of the two year regulatory commitment period. In 2019, individual performance for WG executives will be measured based on this new methodology.

WG Short-Term Incentive Awards

Prior to the WGL Acquisition, WG’s STIP was based on their fiscal year, October 1st to September 30th. At the close of the WGL Acquisition on July 6, 2018, Mr. Chapman and Mr. Ammann were awarded a partial pro-rated payout of their 2018 fiscal year STIP assuming a 1x payout target was met for October 1, 2017 to July 6, 2018. The final STIP payment for fiscal year 2018 was paid in December and reflected a true-up to WG actual results achieved over their fiscal year less the pro-rated payout made at the time of the acquisition. The true-up amount paid in December is reflected in “Executive Compensation - Summary Compensation Table”. WG corporate performance for fiscal year 2018 was assessed based on performance against eight corporate goals. A summary of the WG corporate scorecard can be found in “Schedule C”.

For 2019, payments to WG executives under the STIP program will be based on performance goals achieved over a 15-month period, October 1, 2018 to December 31, 2019. This will align the WG executive compensation program timeline to the AltaGas executive compensation timeline. The STIP summary table below assumes a 1x payout target was met for October 1, 2018 to December 31, 2018. This will be trued up in the final STIP payment for 2019.

In 2020, following the completion of the two year regulatory commitment, WG’s executive STIP program will be aligned to AltaGas’ STIP.

2018 STIP Payments

The 2018 STIP payouts for NEOs were structured as follows:

Name	Salary Earned in 2018		STIP Target(1)		Corporate Factor (Result x Weighting)		Individual Factor (Result x Weighting)		2018 STIP Payment(2)(3)
Randall Crawford(4)	$69,537	x	100%	x	(0.8 x 70%)	+	(1.0 x 30%)	=	$60,198
Timothy Watson	$477,000	x	60%	x	(0.8 x 60%)	+	(1.0 x 40%)	=	$251,856
John O’Brien(4)(5)	$582,067	x	45%	x	(0.8 x 55%)	+	(1.0 x 45%)	=	$233,235
Adrian Chapman(4)(6)	$404,266	x	85%	x	(1.038 x 75%)	+	(1.23 x 25%)	=	$444,500
Vincent Ammann(4)(6)	$336,888	x	70%	x	(1.038 x 75%)	+	(1.20 x 25%)	=	$298,777

Notes:

(1)               Calculated as a percentage of eligible earnings paid during 2018.

(2)             Mr. Cornhill and Mr. Knoll were not eligible for payment under the STIP due to the interim nature of their positions.

(3)             Mr. Harris resigned prior to the payment date and was therefore not eligible for STIP payment.

(4)             STIP payments for the following executives are made in USD and have been converted to CAD using the following exchange rates: Mr. Crawford $1.3481, Mr. O’Brien $1.2957, Mr. Chapman and Mr. Ammann $1.3137. Amounts may not equate to total due to differences in exchange rates.

(5)             Mr. O’Brien’s STIP target and corporate/individual weighting changed in 2018 with the closing of the WGL Acquisition.

(6)             Amounts for Mr. Chapman and Mr. Ammann include a pro-rated portion of their 2018 STIP payments related to the performance period from July 6, 2018 to September 30, 2018 and a stub period STIP payment at target for the period from October 1, 2018 to December 31, 2018. Mr. Chapman and Mr. Ammann’s STIP was determined under the WG STIP plan for the fiscal year from October 1, 2017 to September 30, 2018. The calculation of the corporate and individual ratings and resulting multiplier was determined in accordance with the WG STIP. Details of the WG STIP can be found in “Schedule C”. The stub period STIP amount will be trued-up and deducted from eligible STIP for the WG 15-month performance period, from October 1, 2018 to December 31, 2019. Values in the table above reflect an average of the multipliers used to calculate each of the two STIP payments included in the total, and amounts may not equate directly to the total as a result.

Mid- and Long-Term Incentives

AltaGas MTIP and Option Plan

AltaGas’ mid- and long-term incentives are intended to align executive and shareholder interests by directly linking a portion of executives’ total compensation with longer-term shareholder value. The Board, as recommended by the HRC Committee, approves the grants under the MTIP and Option Plan.

	Mid-Term Incentives		Long-Term Incentives
	Performance Units (PUs)	Restricted Units (RUs)	Stock Options
Description

Variable cash compensation that rewards employee performance over the medium term (three to four year period) for the achievement of AltaGas performance targets.

Performance below a pre-determined range will result in a zero payout.

Variable cash compensation that rewards employee performance over the medium term (three to four year period) for the achievement of AltaGas performance targets.

RUs only vest if the company pays a dividend during the vesting period.

Variable equity-based compensation that rewards employees for creating long-term shareholder value. Granted in the form of options to purchase Shares which typically vest over 3 to 4 years and expire after a period of 6 to 10 years.

The realizable value is determined based on the increase in Share price.

Vesting	3 year cliff vesting	2018 & prior: 1/3 each year for 3 years 2019: 3 year cliff vesting planned	1/3 each year for 3 years

Performance period / expiry	3 years		Pre 2014 - 10 years 2014 & post - 6 years

Payout value	# units (incl dividend accumulations) x Share price x performance multiplier	# units (incl dividend accumulations) x Share price	# units x (Share price less option grant price)

Performance multiplier	2015 - 2017: 0 - 2.4x 2018 & 2019: 0 - 2x	—	—

Form of payout	Cash		Shares

Timing of payout	Vesting Date		Time of exercise

Note:

(1)             While AltaGas has the ability to payout vested RUs and PUs in the form of Shares purchased on the open market, general practice is a cash payout.

WG Long-Term Incentive Awards

In October 2018, long-term incentive awards were granted to Mr. Chapman and Mr. Ammann. The grants are based on a bridge between the AltaGas MTIP and LTIP programs and the former WG program. The LTIP units granted to WG executives are based on the achievement of performance criteria as outlined in “Schedule C” and are paid out in cash on vesting.

MTIP and LTIP grants will be aligned for both AltaGas and WG executives in 2019. Grants are expected to be heavily weighted towards PUs and continue using the same per share financial performance measure and relative TSR measure as set for the 2018 AltaGas executive PU grants.

2018 MTIP & LTIP Grants

MTIP and LTIP grants were delayed to the fourth quarter of 2018 to align AltaGas executive grants with WG executive grant timing and timing of the CEO new hire grant.

MTIP grants in 2018 to AltaGas executives was heavily weighted in the form of PUs. The Board also increased the proportion of long-term incentives that were granted as Options to better align executive compensation with the longer interests of Shareholders. The 2018 grant mix for Mr. Crawford, was 65% PUs and 35% Options. In determining the number of Options to grant, a floor value of $2.50 per Option was adopted. This resulted in 49% fewer options being granted than if the Black-Scholes-Merton model had been applied at time of grant.

For Mr. Chapman and Mr. Ammann, the 2018 long-term incentive grants were based on an adaptation of the existing WG program as described above and in “Schedule C”.

			Allocation
			PUs			RUs			Options
Name	Grant Value $	% of salary	# ALA Units	# WG Units	% of Grant Value	# ALA Units	# WG Units	% of Grant Value	# Units	% of Grant Value
Randall Crawford(1)	$3,553,190	300%	163,000	—	65%	—	—	—	500,000	35%
Timothy Watson(1)	$798,900	166%	30,000	—	55%	—	—	—	150,000	45%
John O’Brien(1)	$536,940	92%	30,000	—	80%	8,000	—	20%	—	—
Adrian Chapman(2)(3)	$1,547,003	180%	—	907,200	80%	—	226,800	20%	—	—
Vincent Ammann(2)(3)	$931,067	130%	—	546,000	80%	—	136,500	20%	—	—

Notes:

(1)                   For Mr. Crawford, Mr. Watson and Mr. O’Brien, MTIP/LTIP units granted were valued as follows: grant date fair value of RUs and PUs under the MTIP is calculated by multiplying the number of units granted by the closing price of Shares on the grant date. In respect of PUs, it is assumed that the performance criteria are met with a multiplier of 1.0x. Grant date fair value for Options in 2018 was determined to be $2.50 per Option. As the Black-Scholes-Merton valuation model would have resulted in an Option value below this floor, AltaGas adopted a floor value of $2.50 per Option in place of the Black-Scholes-Merton valuation model which led to fewer options being granted in 2018 than if the floor had not been applied.

(2)                   WG performance units and restricted units were valued at US$1.00 per unit based on the bridge program and are paid out in cash on vesting. Due to the cash based payment for awards granted to WG executives, no value is included in the Summary Compensation Table or supporting tables under “Executive Compensation” for these awards until they are vested and paid.

(3)                   For Mr. Chapman and Mr. Ammann, grant values have been converted from USD to CAD using an exchange rate of USD/CAD$1.3642, the exchange rate at December 31, 2018.

AltaGas PU Measures

From 2015 to 2017, PU measures were based on the compounded average growth rate of AFFO, which paid out 0 — 2x. A TSR modifier was then applied to this measure, which would adjust the result by 0.8x to 1.2x. The PU payout was then 0 — 2.4x. The TSR modifier was based on two benchmarks: (i) S&P/TSX Composite Index excluding organizations with a market capitalization below $2 billion; and (ii) the compensation peer group in AltaGas’ most recent management information circular prior to vesting.

In 2018, PU measures were updated to be 50% based on FFO per share and 50% based on TSR results. This change was intended to better align executive compensation with the Shareholder experience. The PU payout is now capped at 2x. The PU peer group for both 2018 and 2019 will be approved by the HRC Committee and Board after the completion of planned 2019 asset sales and will be comprised of Canadian peers. This will allow the PU peer group weighting to be adjusted to reflect the proper balance of utility and midstream peer companies for which AltaGas competes for capital.

The following table summarizes the PU payout multiplier for the 2018 PU grant that will vest in 2021.

		Relative TSR (50%)
		<=25th Percentile (0x)	50th Percentile (1x)	=>75th Percentile (2x)
FFO Per Share Growth (50%)	>=9% (2.0x)	1.00	1.50	2.00
	7% (1.5x)	0.75	1.25	1.75
	5% (1.0x)	0.50	1.00	1.50
	2% (0.5x)	0.25	0.75	1.25
	<2% (0x)	0.00	0.50	1.00

AltaGas 2015 PUs Vested in 2018

As described above, the 2015 PU measures were based on the compounded average growth rate of AFFO and a TSR modifier. The resulting PU multiple for the grant vesting in 2018 was 0.48x as calculated below. The TSR total reflects the average result from both the S&P/TSX Composite Index and the compensation peer group.

Measure	Target	Actual	Multiplier
AFFO	$1,562 million (10% CAGR)	$1,461 million (8% CAGR)	0.57x
TSR Total	50th percentile	23rd percentile	0.84x
PU Multiplier			0.48x

Of the current AltaGas NEOs, only Mr. Watson received a payout for the 2015 PUs that vested in the value of $0.3 million, which represented 35% of the initial grant value based on the 0.48x performance multiplier and the decrease in the Share price.

Retirement and Other Benefits

AltaGas provides retirement and other benefits to the NEOs as noted below.

Defined Contribution Pension (DCP)

AltaGas has a registered DCP for all employees, including executives. Under the DCP:

•                  AltaGas contributes an amount equal to 4% of base salary plus an additional service-related match of optional employee contributions of up to 2% of base salary.

•                  AltaGas’ contributions on behalf of executives vest immediately.

•                  Individuals direct the investment of both their own and AltaGas’ contributions into one or a combination of target date funds, target risk funds, individual investment funds and/or guaranteed investment certificates.

Supplemental Executive Retirement Plan (SERP)

AltaGas provides a non-registered defined benefit retirement plan for executives to supplement their AltaGas-sponsored DCP. The SERP benefit is determined such that the value of each member’s total retirement benefit is equal to the value of an annual defined benefit pension of 2% of the member’s highest three-year average earnings multiplied by the member’s years of pensionable service.

For purposes of determining the total retirement benefit value:

(i)                  earnings are defined as the member’s base salary plus a portion of his or her target bonus, as determined by the executive’s employment agreement;

(ii)               one year of pensionable service is credited for each year of continuing employment service; for executives with previous AltaGas employment experience, each year going forward the member will receive credit for two years of pensionable service until his or her pensionable service is equal to his or her AltaGas employment service (or some other multiple of a year as specified in the executive’s employment contract);

(iii)            the retirement benefit is a joint life pension with a guarantee that at least five years of payments will be made. If the member was married at retirement, after the death of the member, and the expiration of the five-year guarantee, the pension will be reduced to 60% for the remainder of the spouse’s lifetime; and

(iv)           a member with at least five years of pensionable service may retire as early as age 55. The accrued retirement benefit will be reduced by 3% per year for each year that retirement precedes the member’s attainment of age 60.

The SERP will provide the difference between the value of the total retirement benefit determined above, and the deemed value of the member’s DCP or equivalent employer-sponsored U.S. retirement savings plan. The SERP will pay this value to the member in equal payments from the date of the member’s retirement to the date the member attains age 70. If the executive is a U.S. taxpayer, the payout of the value will be over a 10 year period, commencing six months after retirement.

The SERP benefits will be paid from the general revenue of AltaGas as payments become due. Security for the accruing liability, except for the liability related to members who are U.S. taxpayers, will be provided through a letter-of-credit arrangement.

Perquisites

The NEOs receive limited perquisites that are consistent with the competitive market and designed to attract and retain talented executives, including reserved parking, vehicle allowances, club memberships, and relocation assistance.

Employee Share Purchase Savings Plan

The Employee Share Purchase Savings Plan is designed to encourage equity ownership and to ensure AltaGas’ compensation is market-competitive.

•                  Employees may contribute up to 10% of their base salary which is invested, at the election of the employee, in either AltaGas Shares or a money market fund, or a combination of the two options.

•                  AltaGas matches employee contributions up to a maximum percentage of 5% of base salary based on the employee’s years of service with the company.

•                  AltaGas’ contributions are invested in AltaGas Shares which are purchased by the plan administrator from the market (excepting any Shares attributable to the plan’s participation in AltaGas’ Dividend Reinvestment Plan, any such Shares being issued from AltaGas treasury).

•                  AltaGas’ contributions on behalf of employees vest immediately.

Washington Gas Retirement and Other Benefits

As mentioned previously, under the regulatory commitments as part of the WGL Acquisition, all WG executives (including Mr. Chapman and Mr. Ammann) continue to be compensated as part of the existing WG programs, including the WG SERP.

2018 Performance Graph

During 2018, the HRC Committee considered numerous factors related to executive compensation including the increase in the scope and scale of the company’s operations, the impact of the departure of Mr. Harris, the former President & CEO, the executive compensation commitments made in the regulatory process for the WGL Acquisition, and the shift in competitive market for executive talent required to lead the company forward. With the material change to AltaGas’ business, the competitive market to attract, retain and motivate key executive has required an increase in our target compensation. In making compensation recommendations in 2018, the HRC Committee has more closely aligned executive compensation with creating shareholder value, with 70% or more of compensation in ‘at-risk’ vehicles.

The following table and graph compare the yearly percentage change in the cumulative Shareholder return over the last five years on the Shares (assuming a $100 investment was made on December 31, 2013), with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Dividend Index. The values assume the reinvestment of any declared dividends or distributions. As of December 31, 2018, the Shares were included in the S&P/TSX Composite Index and the S&P/TSX Composite Dividend Index, and such indices are accordingly used for comparison purposes below. The table and graph also show the trend in total compensation paid to the CEO each year over the same period.

The actual realized compensation of the CEO and NEOs has decreased over the last 3 years in comparison to 2013 and 2014. This aligns with the trend displayed in the graph and reflects that 60% or more of the compensation is based on mid/long-term incentives that used the Share price as a key component in determining the payout value. Any change in the trading price of Shares has a direct impact on current and future compensation value for the CEO and NEOs pursuant to the equity-based compensation awarded.

($ millions)	2013	2014	2015	2016	2017	2018(1)
AltaGas Ltd.	100	110	83	97	88	47
S&P/TSX Comp Index	100	111	101	123	134	122
S&P/TSX Comp Div Index	100	111	102	127	139	127
CEO Target Comp(1)	$2.32	$2.62	$2.54	$1.77	$2.59	$5.89
CEO Actual Comp(1)	$5.75	$5.09	$1.55	$2.00	$2.77	$0.14

Notes:

(1)               CEO Target reflects target value of the salary, STIP and MTIP/LTIP granted to the CEO in place as at December 31st.

(2)               CEO Actual reflects the actual compensation earned in the year for Mr. Crawford. For 2018, Mr. Harris’ salary of $0.8 million was excluded from CEO Actual as he was not the CEO in place on December 31st.

(3)               CEO Actual (annualized) value has been included in 2018 to reflect annualized value of actual compensation for Mr. Crawford. This includes the annual base salary and value of annualized STIP for 2018 based on corporate and individual results achieved.

EXECUTIVE COMPENSATION

The following tables and discussion relates to compensation paid to AltaGas’ NEOs.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by AltaGas to its NEOs for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

	Year			Option-	Non-equity Incentive Plan Compensation
Name and Principal Position	Ended Dec. 31	Salary ($)	Share-based Awards (1)(2) ($)	based Awards (1)(3) ($)	Annual Plans(4) ($)	Long-term Plans ($)	Pension Value ($)		All Other Compensation(5) ($)		Total Compensation ($)
Randall Crawford(6)(7)(9) President & CEO	2018	69,537	2,303,190	1,250,000	60,198	nil	45,482	(9)	2,363		3,730,770

Timothy Watson EVP & CFO	2018	477,000	423,900	375,000	251,856	nil	280,507		26,771		1,835,034
	2017	450,000	773,600	48,805	369,900	nil	217,704		26,349		1,886,358
	2016	400,000	nil	nil	357,600	nil	195,251		25,972		978,824

John O’Brien(7)(9) EVP, ASUS and EVP, WG	2018	582,067	536,940	nil	233,235	nil	309,638	(9)	478,355	(11)	2,140,236
	2017	523,984	618,850	48,805	287,143	nil	238,785		70,187		1,787,754
	2016	516,672	nil	nil	276,936	nil	293,650		105,362		1,192,620

Adrian Chapman(6)(7)(9) President & CEO, WG	2018	404,266	nil	nil	444,500	nil	857,122	(9)	4,039,143	(12)	5,745,030

Vincent Ammann(6)(7)(9) EVP & CFO, WG	2018	336,888	nil	nil	298,777	nil	774,554	(9)	3,099,586	(12)	4,509,805

David Cornhill(6) Former interim co-CEO	2018	500,000	636,424	nil	nil	nil	n/a		nil		1,136,424
	2017	n/a	n/a	n/a	n/a	n/a	n/a		n/a		n/a
	2016	261,418	nil	nil	400,000	nil	97,722		2,126,991		2,886,131

Phillip Knoll(6) Former interim co-CEO	2018	500,000	636,388	nil	nil	nil	n/a		nil		1,136,388

David Harris(6)(7)(9) Former President & CEO	2018	781,717	nil	nil	nil	nil	1,080,362	(9)(10)	206,179	(13)	2,068,258
	2017	774,546	1,237,700	nil	792,671	nil	1,001,989		785,978		4,592,884
	2016	767,476	429,156	nil	993,600	nil	534,934		52,272		2,777,438

Notes:

(1)          Refer to the discussion of the MTIP and the Option Plan under the heading “Mid- and Long-Term Incentives” above. Details of the plans are included in “Schedule B”.

(2)          Grant date fair value of RUs and PUs is calculated by multiplying the number of units granted by the closing price of Shares on the grant date. In respect of PUs, it is assumed that the performance criteria are met with a multiplier of 1.0x. The methodology used to calculate the fair value of RUs and PUs is the same as that used for accounting purposes.

(3)          Grant date fair value for Options in 2018 was determined to be $2.50/ Option. As the Black-Scholes-Merton valuation model would have resulted in an Option value below this floor, AltaGas adopted a floor value of $2.50/ Option in place of the Black-Scholes-

Merton valuation model which led to fewer options being granted in 2018 than if the floor had not been applied. When 2018 Option grants are valued using the Black-Scholes-Merton valuation model, values are as follows: Mr. Crawford $635,000; Mr. Watson $190,500. Grant date fair value for Options prior to 2018 is estimated using a Black-Scholes-Merton valuation model, which requires the following inputs: strike price (equal to the market price on the trading day prior to the grant date); expected life of the option; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the options); Share price volatility (for grants prior to 2017: the volatility from May 3, 2004 to grant date; for grants made 2017 onward: annualized daily volatility for the 6 years up to grant); and dividend rate (annualized dividend rate based on current dividend and strike price). The fair value of Options on the grant date is the same as the accounting fair value at the grant date. AltaGas uses the Black-Scholes-Merton valuation model because it is the most widely used valuation method for this type of compensation, and should thus be the most comparable and most understood model.

(4)          Amounts in the table reflect the STIP compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under the heading “Compensation Discussion and Analysis — Elements of Compensation Program”. STIP payments have been converted from USD to CAD using the following exchange rates: Mr. Crawford $1.3481, Mr. O’Brien $1.2957, Mr. Chapman and Mr. Ammann $1.3137. Amounts for Mr. Chapman and Mr. Ammann include a pro-rated portion of their 2018 STIP payments related to the performance period from July 6, 2018 to September 30, 2018 and a stub period STIP payment at target for the period from October 1, 2018 to December 31, 2018. This stub period STIP amount will be trued-up and deducted from eligible STIP for the WG 15-month performance period, from October 1, 2018 to December 31, 2019.

(5)          Amounts include AltaGas’ contribution under the Employee Share Purchase Savings Plan and the value of group benefits and other perquisites. Mr. O’Brien’s 2016 amount includes cash paid as a substitute for a 401(k) plan in the amount of $38,750. For further details on the retention bonus for Mr. Chapman and Mr. Ammann please refer to “Executive Employment Agreements — WG Executive”. Mr. Harris’ 2017 amount includes $750,000 related to a relocation loan that was forgiven in full by the Board.

(6)          Mr. Harris resigned from his position as President and CEO on July 24, 2018. Mr. Cornhill and Mr. Knoll served as interim co-CEOs from July 24, 2018 to December 10, 2018. Compensation included in the table reflects compensation paid for their roles as interim co-CEOs. As this was an interim role, their compensation was comprised of compensation components generally payable to directors. Compensation paid to Mr. Cornhill and Mr. Knoll for their role as directors is included under “Director Compensation”. Mr. Cornhill and Mr. Knoll did not receive compensation for their role as directors while serving as interim co-CEOs.  Mr. Crawford was appointed President and CEO effective December 10, 2018. Mr. Chapman and Mr. Ammann joined AltaGas effective on the date of WGL Acquisition close, July 6, 2018. Compensation for Mr. Chapman and Mr. Ammann in 2018 reflects amounts paid for the period from July 6, 2018 to December 31, 2018.

(7)          Salary for Mr. Crawford (and previously Mr. Harris) is set in USD and converted and paid in CAD using the Bank of Canada noon exchange rate on the Tuesday prior to the bi-weekly salary payment day. Mr. O’Brien’s salary is set and paid in USD, his amounts have been converted using an exchange rate of USD/CAD $1.2957, the average Bank of Canada exchange rate from January 1, 2018 to December 31, 2018. For 2017 and 2016, Mr. O’Brien’s compensation was converted using an exchange rate of USD/CAD $1.2986 and $1.3248, respectively. Mr. Chapman and Mr. Ammann are paid in USD, their 2018 amounts have been converted using an exchange rate of USD/CAD $1.3137, the average Bank of Canada exchange rate from July 6, 2018 to December 31, 2018.

(8)          Share grant to Mr. Harris in 2016 reflects the acquisition cost of 14,000 Shares purchased on June 22, 2016 on the TSX by the administrator of AltaGas’ Employee Share Purchase Savings Plan, on behalf of AltaGas, for Mr. Harris’ benefit. Of these, 7,000 shares vested and were released to Mr. Harris on July 31, 2016 and the remaining 7,000 shares vested and were released on July 31, 2017.

(9)          Compensation under the SERP for Mr. Crawford, Mr. O’Brien, Mr. Chapman, Mr. Ammann and Mr. Harris is in USD. 2018 amounts have been converted using the following USD/CAD exchange rates: for Mr. Crawford: $1.3642, for Mr. O’Brien and Mr. Harris: $1.2545 and for Mr. Chapman and Mr. Ammann: $1.3105. Mr. O’Brien’s 2018 pension amount includes contributions to his respective 401(k) plan, in the amount of $23,637, which was converted at an exchange rate of USD/CAD $1.2957. Mr. O’Brien’s 2017 401(k) amount was $28,050, converted from USD at an exchange rate of USD/CAD $1.2986. Mr. Ammann’s 2018 pension amount includes contributions to his respective WG savings plan in the amount of $754, which was converted from USD at an exchange rate of USD/CAD $1.3105.

(10)    Mr. Harris SERP reflects the vesting of amounts due to the attainment of age 55 prior his resignation date (July 24, 2018).

(11)    Amount for Mr. O’Brien includes the reimbursement for relocation costs from Dallas, Texas to Washington D.C. to join the Washington Gas executive team.

(12)    For Mr. Chapman and Mr. Ammann, amounts include retention bonuses paid for relinquishing certain severance rights under the WG change in control severance plan, benefits and other perquisites as provided under the WG compensation program. Mr. Chapman received a retention bonus of $4,019,265 (US$3,059,500) and Mr. Ammann received a retention bonus of $3,084,830 (US$2,348,200). The retention of key executives at Washington Gas was critical for the transition, integration and for continuity of operations. For further details on the retention bonus for Mr. Chapman and Mr. Ammann please refer to “Executive Employment Agreements — WG Executive”.

(13)    Amount for Mr. Harris includes the payment for all accrued and unused vacation as at his resignation date.

See the headings “Board Committees — Committee Responsibilities” for a discussion of the HRC Committees’ responsibilities and the qualifications of its members for determining executive compensation, and see “Compensation Discussion and Analysis - Compensation Philosophy and Review Process” for details of the process for determining executive compensation.

Long-Term Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table reflects all Option-based and Share-based incentive plan awards outstanding to the NEOs (other than Mr. Cornhill, Mr. Knoll) at December 31, 2018. Values for Mr. Cornhill and Mr. Knoll are included in the tables under “Director Compensation — Long-Term Incentive Plan Awards”.

	Option-based Awards				Share-based Awards
Name	Shares underlying unexercised Options (#)	Option exercise price(1) ($/share)	Option expiration date	Value of unexercised in-the-money Options(2) ($)	Number of Shares that have not vested (#)		Market or payout value of Share- based awards that have not vested(3) ($)	Market or payout value of vested Share-based awards not paid out or distributed ($)
Randall Crawford	500,000	14.52	17 Dec 2024	nil	163,000 PU	(4)	2,265,700	nil

Timothy Watson	100,000	40.61	16 Mar 2021	nil	23,012 PU	(5)	319,867	nil
	10,000	34.45	17 Aug 2021	nil	5,688 PU	(6)	79,063
	25,000	31.05	06 Mar 2023	nil	30,000 PU	(4)	417,000
	150,000	14.52	17 Dec 2024	nil

John O’Brien	20,000	41.00	4 May 2021	nil	17,389 PU	(5)	241,707	nil
	20,000	34.45	17 Aug 2021	nil	5,731 PU	(6)	79,661
	25,000	31.05	6 Mar 2023	nil	30,000 PU	(4)	417,000
					8,000 RU	(7)	111,200

Adrian Chapman	nil	n/a	n/a	n/a	nil		n/a	nil

Vincent Ammann	nil	n/a	n/a	n/a	nil		n/a	nil

David Cornhill	n/a	n/a	n/a	n/a	n/a		n/a	n/a

Phillip Knoll	n/a	n/a	n/a	n/a	n/a		n/a	n/a

David Harris(8)	n/a	n/a	n/a	n/a	19,823 PU	(5)	275,665	nil
					5,951 PU	(6)	82,719

Notes:

(1)              The Option exercise price was set using the closing price of Shares on the trading day preceding the grant date.

(2)              The value of unexercised in-the-money Options represents the difference between the closing price of Shares on December 31, 2018 ($13.90) and the exercise price.

(3)              Market or payout value of RUs and PUs that have not vested is calculated by multiplying the number of RUs or PUs by the closing price of Shares on December 31, 2018 ($13.90). For PUs, payout values are estimated using a performance multiplier of 1.0x.

(4)              PUs granted in 2018 have a performance metric based on achievement of a FFO per share compound annual growth rate target over the three year performance period and on AltaGas’ relative TSR over the period compared to a peer group of companies. The final vesting amount for PUs is subject to a multiplier from 0x to 2.0x, depending on actual performance results achieved compared to target.

(5)              Performance metric for PUs granted in 2017 is an AFFO target based on a compound annual growth rate over the three year performance period. The final vesting amount for PUs is subject to a multiplier from 0x to 2.0x, depending on actual performance results achieved compared to target. PUs are also subject to a TSR modifier from 0.8x to 1.2x, depending on actual performance results based on AltaGas’ relative TSR over the period compared to a peer group of companies as well as compared to the S&P/TSX Composite Index group (excluding organizations with market capitalization less than $2 billion).

(6)              Performance metric for PUs granted in 2017 is an AFFO target based on a compound annual growth rate over a three year performance period. The final vesting amount for PUs is subject to a multiplier from 0x to 2.0x, depending on actual performance results achieved compared to target. The PUs are also subject to a 0x to 1.5x modifier based on the success of integration of WGL Holdings, Inc.

(7)              Performance measure for RUs is the payment of a distribution by the company in the 12 months prior to each vesting date.

(8)              Mr. Harris resigned as President and CEO on July 24, 2018. Under the terms of the MTIP plan, because he had reached the age of 55 before resignation, he is entitled to receive a pro-rated amount of his awards upon vesting. Mr. Harris’ outstanding Share-based awards were pro-rated based on the portion of the performance period for each respective grant that Mr. Harris was employed by AltaGas and will continue to vest according to the vesting schedule for the respective awards for a period of 24 months.

Incentive Plan Awards — Value Vested and Earned During 2018

The following table reflects the aggregate dollar value on vesting of Options, RUs and PUs for NEOs during the year ended December 31, 2018 and annual cash incentives earned during that year by such NEOs.

Name	Option-based awards — Value vested during 2018(1)(2) ($)	Share-based awards —Value vested during 2018(3) ($)	Non-equity incentive plan compensation — Value earned during 2018 ($)(4)
Randall Crawford	nil	nil	60,198
Timothy Watson(5)	nil	290,431	251,856
John O’Brien(5)	nil	151,942	233,235
Adrian Chapman	nil	nil	444,500
Vincent Ammann	nil	nil	298,777
David Cornhill(6)	n/a	n/a	n/a
Phillip Knoll(6)	n/a	n/a	n/a
David Harris	nil	nil	n/a

Notes:

(1)             The value upon the vesting of Options represents the difference between the market price of Shares at the time of vesting and the exercise price of Options.

(2)             Options granted to the NEOs vest as to 1/4 on each of the first, second, third and fourth anniversaries of the grant date, and expire on the tenth anniversary for grants prior to November 7, 2013, and on the sixth anniversary for grants on and after November 7, 2013. Grants made in 2018 vest 1/3 on each the first, second and third anniversary of grant and expire on the sixth anniversary of the grant.

(3)             The market price of Shares for the purpose of calculating amounts payable pursuant to vested RUs and PUs is the average of the closing price of the Shares for the 20 consecutive trading days immediately preceding the vesting date. See the table “Share-based awards — Value vested during 2018” below on vesting of share-based awards, which supports the information in this column.

(4)             Amounts tabled reflect the STIP compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under the heading “Short-term Incentive Program”. Amounts for Mr. Chapman and Mr. Ammann include a pro-rated portion of their 2018 STIP payments related to the performance period from July 6, 2018 to September 30, 2018, and a stub period STIP payment at target for the period from October 1, 2018 to December 31, 2018. This stub period STIP amount will be trued-up and deducted from eligible STIP for the WG 15-month performance period, from October 1, 2018 to December 31, 2019.

(5)             Mr. Watson’s payout relates to his vested PUs and Mr. O’Brien’s payout relates to vested RUs.

(6)             Mr. Cornhill and Mr. Knoll did not receive any Options for serving as interim co-CEOs.

Option-based awards — Value Vested During 2018

In support of the column titled “Option-based awards — Value vested during 2018” in the Incentive Plan Awards table, the following options vested in 2018.

Name	Shares underlying Options vested during 2018 (#)	Option exercise price ($)	Vesting date	Market price of Shares on vesting date(1) ($)	Value vested during 2018(2) ($)
Randy Crawford	nil	nil	nil	nil	nil

Timothy Watson	6,250	31.05	6 Mar 2018	23.27	nil
	25,000	40.61	16 Mar 2018	24.89	nil
	2,500	34.45	17 Aug 2018	25.13	nil

John O’Brien	6,250	31.05	6 Mar 2018	23.27	nil
	5,000	41.00	4 May 2018	24.78	nil
	5,000	34.45	17 Aug 2018	25.13	nil

Adrian Chapman	n/a	n/a	n/a	n/a	n/a

Vincent Ammann	n/a	n/a	n/a	n/a	n/a

David Cornhill(3)	n/a	n/a	n/a	n/a	n/a

Phillip Knoll(3)	n/a	n/a	n/a	n/a	n/a

David Harris	62,500	45.49	13 Nov 2018	15.80	nil

Notes:

(1)             Represents the closing price of Shares on the vesting date.

(2)             Represents the difference between the market price of Shares at the vesting date and the exercise price of Options multiplied by the number of Shares underlying the Options vested in 2018.

(3)             Values for Mr. Cornhill and Mr. Knoll are included in the tables under “Director Compensation”.

Share-based awards — Value Vested During 2018

In support of the column titled “Share-based awards — Value vested during 2018” in the Incentive Plan Awards table, the following RUs and PUs vested in 2018.

Name	Shares underlying RUs and PUs vested during 2018 (#)	Additional Shares accumulated(1) (#)	Vesting date	Market price of Shares(2) ($)	Value vested during 2018 ($)
Randall Crawford	nil	nil	nil	nil	nil
Timothy Watson(3)(4)	9,600	2,035	16 Mar 2018	24.96	290,431
John O’Brien(4)	5,000	1,107	04 May 2018	24.88	151,942
Adrian Chapman	nil	nil	nil	nil	nil
Vincent Ammann	nil	nil	nil	nil	nil
David Cornhill(5)	n/a	n/a	n/a	n/a	n/a
Phillip Knoll(5)	n/a	n/a	n/a	n/a	n/a
David Harris	nil	nil	nil	nil	nil

Notes:

(1)             The RUs and PUs are tracked during the applicable vesting period and dividend equivalents are awarded in respect of RUs and PUs on the same basis as dividends declared and paid on Shares during that period and are reinvested to acquire more RUs or PUs, as applicable, which accrue to the benefit of that individual, to be paid to the individual if and to the extent vesting occurs. For PUs, this amount reflects the PUs awarded as a result of the performance multiplier earned.

(2)             The market price of Shares for the purpose of calculating amounts payable pursuant to vested RUs and PUs is the average of the closing price of Shares for the 20 consecutive trading days immediately preceding the vesting date.

(3)             Performance milestones for PUs that vested in 2018 include an AFFO growth compound annual growth target of 10% and relative TSR to compensation peer group and S&P/TSX composite group with market capitalization greater than $2 billion.

(4)             Mr. Watson’s number relates to a PU grant and Mr. O’Brien’s number relates to a RU grant.

(5)             Values for Mr. Cornhill and Mr. Knoll are included in the tables under “Director Compensation”.

Option-based Awards — Value Exercised During 2018

No NEOs exercised Options during 2018.

Retirement Plan Benefits

Defined Contribution Pension Plan

The following table outlines the accumulated value of the DCP for the NEOs as at December 31, 2018. For details of the DCP, see the disclosure under the heading “2018 Compensation Overview — Retirement and Other Benefits”.

Name	Accumulated value at start of year ($)	Compensatory(1) ($)	Accumulated value at year end(2) ($)
Randall Crawford	n/a	n/a	n/a
Timothy Watson	70,651	19,162	94,620
John O’Brien(3)	57,048	22,885	90,249
Adrian Chapman(4)	2,273,836	nil	2,237,199
Vincent Ammann(4)	1,588,093	754	1,539,829
David Cornhill(5)	n/a	n/a	n/a
Phillip Knoll(5)	n/a	n/a	n/a
David Harris	191,591	19,836	220,786

Notes:

(1)             Reflects only contributions made by AltaGas on behalf of the employee.

(2)             Accumulated value at year-end reflects the accumulated value at start of year, compensatory changes, plus employee contributions to the plan as well as considers the change in market value of the total holdings.

(3)             AltaGas Services (U.S.) Inc. employees are not eligible to participate in the DCP. A 401(k) was established for Mr. O’Brien in 2017. The amounts included in the table reflect contributions by the company into the 401(k) plan on behalf of Mr. O’Brien in 2018. Contributions into the 401(k) plan are made in USD and have been converted into CAD in the table. Compensatory amounts were converted from USD using the exchange rate on December 31, 2017 ($1.2545). Accumulated value at year-end was converted from USD into CAD using the exchange rate on December 31, 2018 ($1.3642).

(4)             Mr. Chapman and Mr. Ammann participate in the WG savings plan. The amounts included in the table reflect contributions by the company into the plan on behalf of Mr. Chapman and Mr. Ammann in 2018. Contributions into the plan are made in USD and have been converted into CAD in the table. Accumulated value at start of year reflects the value of the plan as of July 6, 2018 converted from USD using the exchange rate on July 6, 2018 ($1.3105). Compensatory amounts were converted from USD using the exchange rate on July 6, 2018 ($1.3105). Accumulated value at year-end was converted from USD into CAD using the exchange rate on December 31, 2018 ($1.3642).

(5)             Mr. Cornhill and Mr. Knoll in their capacity as interim co-CEOs did not participate in the DCP plan.

Supplemental Executive Retirement Plan

The following table outlines the SERP value for the NEOs as at December 31, 2018. For details of the SERP, see the disclosure under the heading “2018 Compensation Overview — Retirement and Other Benefits”.

The following information regarding the SERP is as at December 31, 2018:

	Number of years credited service	Annual benefits payable ($)		Present value of defined benefit obligation at start of year	Compensatory change	Non- compensatory change	Present value of defined benefit obligation at year end
Name	(#)	At year end	At age 65	($)	($)	($)	($)
Randall Crawford(1)	0.06	2,825	428,557	0	45,482	0	45,482
Timothy Watson	3.79	43,607	194,056	557,506	261,345	(43,763)	775,088
John O’Brien(1)	3.67	48,761	132,962	529,798	286,753	33,733	850,284
Adrian Chapman(1)(2)	37.0	956,773	956,773	10,631,554	857,122	253,314	11,741,990
Vincent Ammann(1)(2)	29.0	689,011	712,770	6,699,144	773,880	48,153	7,521,147
David Harris(1)(3)	10.20	639,853	639,853	4,515,582	1,060,526	(195,365)	5,380,743

Notes:

(1)               All amounts in this table are expressed in CAD. The present value of defined benefit obligation at year end amount has been converted from USD into CAD using an exchange rate of $1.3642, which represents the exchange rate on December 31, 2018. Amounts for Mr. Crawford are all converted using an exchange rate of $1.3642 due to his start date near the end of the year. Mr. O’Brien and Mr Harris’ present value of defined benefits obligation at the start of the year amount and their compensatory change amounts were converted from USD to CAD using an exchange rate of 1.2545, which represents the exchange rate on Dec 31, 2017. For WG executives paid in USD, the present value of defined benefit obligation at start of the year amount and the compensatory change amount are converted from USD into CAD using an exchange rate of $1.3105, which represents the exchange rate on July 6, 2018.

(2)               For Mr. Chapman and Mr. Ammann, amounts in the table reflect amounts earned under the WG SERP plan.

(3)               Mr. Harris was eligible for retirement under the SERP based on his attainment of age 55 as of his resignation date (July 24, 2018). He is eligible for a 10-year temporary pension commencing in 2019.

Executive Employment Agreements

Executive employment agreements are in place for the NEOs (other than David Harris who resigned in July 2018 and the interim co-CEOs), all of which were signed or amended within the past five years.  The agreements outline the terms of employment for the NEO’s while they remain employed by AltaGas or its subsidiaries, including their compensation and eligibility for awards under compensation and benefit plans, as well as detail any payments required to be made in the case of certain termination events.  AltaGas may terminate the agreements at any time for just cause.

AltaGas Executive

The employment agreements for Randall Crawford, Timothy Watson and John O’Brien (the “AltaGas Employment Agreements”), include substantially similar terms. However, Mr. Crawford and Mr. O’Brien are each subject to a 12 month non-solicitation provision. As Mr. O’Brien is employed by a U.S. subsidiary, his employment agreement complies with U.S. employment and tax law requirements and refers to the concept of constructive dismissal as “good reason”.

WG Executive

The letter agreements between Washington Gas and each of Adrian Chapman and Vincent Ammann are substantially similar (the “WG Agreements”) and were entered into in connection with the WGL Acquisition. The retention of key executives at Washington Gas was critical for the transition, integration and continuity of operations following the close of the WGL Acquisition and essential for completion of the regulatory process. In exchange for relinquishing certain severance rights under the Washington Gas change in control severance plan, Mr. Chapman received a retention bonus of $4,019,265 (US$3,059,500) and Mr. Ammann received a retention bonus of $3,084,830 (US$2,348,200). These retention bonuses reduce AltaGas’ future liability under the change in control severance plan.

Termination and Change of Control Arrangements

AltaGas

The AltaGas Employment Agreements provide cash compensation on termination (a “Termination Payment”) in the following circumstances upon execution of a release:

•                  involuntary termination of the executive by AltaGas for any reason (other than cause);

•                  voluntary termination by the executive within 30 days of a constructive dismissal (“CD”) (as defined in the Employment Agreements); and

•                  involuntary termination of the executive by AltaGas within 12 months of change of control.

The Termination Payment primarily consists of an amount equal to a multiple of: (i) the annual base salary in effect during the last month of employment; plus (ii) the product of (i) multiplied by the annual target bonus percentage; plus (iii) the value of the benefit entitlement for a one-year period. No Termination Payment is triggered under the AltaGas Employment Agreements as a result of a change of control unless the change of control is coupled with one of the events listed above.

The definition of change of control across the agreements is substantially similar and includes (i) a sale of all or substantially all of AltaGas’ assets, (ii) a consummated arrangement, amalgamation, merger, consolidation, take-over bid, compulsory acquisition or similar transaction if shareholders prior to the transaction no longer hold more than 50% of the voting securities, or (iii) in case of Mr. Crawford’s agreement, a person or group of persons acting jointly or in concert acquires more than 50% of the voting securities and, in the case of Mr. Watson and Mr. O’Brien, a person or group of persons acting jointly or in concert acquires more than 40% of the voting securities and one-half of the members of the Board change within 12 months.

Under the AltaGas Employment Agreements, if a NEO is terminated for any reason other than cause, their unvested Options will continue to vest for the notice period and unexercised Options shall not expire until the earlier of their normal expiry and 30 days following the notice period.

The AltaGas Employment Agreements reference the MTIP and Option Plan. Details of these plans can be found in “Schedule B”.

In the event of a change of control under these plans:

•                  all RUs and PUs vest and become payable upon the closing of the change of control pursuant to the terms of the MTIP, with a multiplier of 1.0x for the PUs;

•                  all Options currently outstanding will vest at the discretion of the Board; all Options issued under the Option Plan (as amended) will only vest on change of control if  the resulting entity is no longer publicly traded or does not assume the obligations under the Option Plan as required by the Board.

Under the MTIP:

•                  if a NEO is terminated for a reason other than cause, RUs and PUs continue to vest during the notice period applicable to the NEO;

•                  if a NEO is terminated for cause, all RUs and PUs are forfeited;

•                  if a NEO voluntarily resigns, all RUs and PUs are forfeited unless at the date of the voluntary resignation, the NEO is at least 55 and qualifies for payment of an immediate pension pursuant to the terms of any qualified retirement plan maintained by AltaGas. In that case, RUs and PUs are pro-rated to the date of resignation and the pro-rated units continue to vest and be subject to the relevant performance milestones. The PUs issued to Mr. Harris in 2017 were pro-rated pursuant to this provision.  For further details, see “Executive Compensation - Summary Compensation Table”.

Mid- and long-term incentives that vest on or before the end of the notice period will be paid according to the normal payment schedule.

Washington Gas

Pursuant to the terms of the WG Agreements, Mr. Chapman and Mr. Ammann are considered to be employees “at-will” and are not eligible for the Termination Payment, but may receive the other amounts set out in the table below. Any benefits remaining to be paid to Mr. Chapman or Mr. Ammann in the event of a termination for reasons other than cause, death or disability or resignation for good reason are included in the table below.

The following table shows the amounts payable to each of the NEOs as at December 31, 2018 pursuant to the applicable agreements and plans. Mr. Harris is not included in the table as he resigned prior to December 31, 2018 and did not receive a Termination Payment.

Name	Triggering Event	Months used to calculate Termination Payment	Value of Termination Payment(1) ($)	Additional SERP Value(2) ($)	Value of Long-Term Incentives(3) ($)	Total Value ($)
Randall Crawford (8)	Termination without cause or CD(4)(5)	24	4,719,832	1,645,835	0	6,365,667
	Change of Control and Termination(6)	24	4,719,832	1,706,894	2,265,700	8,692,426
	Change of Control without Termination(7)	0	0	0	2,265,700	2,265,700
	Voluntary Termination post Change of Control	0	0	46,298	2,265,700	2,311,998

Timothy Watson	Termination without cause or CD(4)(5)	24	1,579,330	363,618	398,930	2,341,878
	Change of Control and Termination(6)	24	1,579,330	450,929	815,930	2,846,189
	Change of Control without Termination(7)	0	0	0	815,930	815,930
	Voluntary Termination post Change of Control	0	0	52,999	815,930	868,929

John O’Brien(8)	Termination without cause or CD(4)(5)	24	1,800,196	422,410	321,368	2,543,974
	Change of Control and Termination(6)	24	1,800,196	422,411	849,568	3,072,175
	Change of Control without Termination(7)	0	0	0	849,568	849,568
	Voluntary Termination post Change of Control	0	0	22,530	849,568	872,098

Adrian Chapman(8)	Termination without cause or CD(4)	0	69,525	0	1,453,431	1,522,956
	Change of Control and Termination(6)	0	69,525	0	3,000,434	3,069,959
	Change of Control without Termination	0	0	0	0	0
	Voluntary Termination post Change of Control	0	69,525	0	1,453,431	1,522,956

Vincent Ammann(8)	Termination without cause or CD(4)	0	69,525	334,109	878,957	1,282,591
	Change of Control and Termination(6)	0	69,525	334,109	1,810,023	2,213,657
	Change of Control without Termination	0	0	0	0	0
	Voluntary Termination post Change of Control	0	69,525	334,109	878,957	1,282,591

Notes:

(1)          For Mr. Crawford, Mr. Watson and Mr. O’Brien, includes base salary, bonus, benefits and perquisites calculated in accordance with the terms of the AltaGas Employment Agreements. Mr. Chapman and Mr. Ammann are not eligible for a termination payment other than for benefits as a result of the retention bonus paid.

(2)          Value of additional benefit payable (under SERP provisions and additional SERP benefit provided by employment agreements) in the specified termination event, as of December 31, 2018. Mr. Chapman has received his full entitlement under the SERP under each scenario and will receive no additional value in any scenario.

(3)          Represents the value of the Options and Share-based awards that would be payable in the applicable scenario. For Options, this value includes the vested and unexercised Options as at December 31, 2018 and the value of any in-the money Options that would vest and be paid under the termination scenario. For Share-based awards, this value includes the market or payout value of the Share-based awards that have not vested as of December 31, 2018 and that would vest and be paid under the termination scenario. See the disclosure under the heading “Incentive Plan Awards — Outstanding Option-based Awards and Share-based Awards”.

(4)          Payable upon termination by the company without cause or payable upon voluntary termination by the NEO in the event of CD. Long-term incentives that vest on or before the end of the notice period will be paid according to the normal payment schedule.

(5)          In the event of death or permanent disability, the NEO is also entitled to the Termination Payment pursuant to the AltaGas Employment Agreements. In the case of death, RU and PU vesting is accelerated, units are pro-rated and performance multipliers are set at 1.0x; unvested options will cancel immediately and vested options will remain exercisable for one year. In the case of permanent disability RU and PU grants maintain their original vesting dates and performance milestones; unvested options will cancel immediately and vested options will remain exercisable for 30 days.

(6)          Payable upon termination by the company without cause or upon voluntary termination by the NEO in the event of CD following a change of control. For Mr. Crawford, Mr. Watson and Mr. O’Brien, RUs, PUs and Share Options immediately vest upon a change of control with the multiplier for PUs of 1.0x.

(7)          For Mr. Crawford, Mr. Watson and Mr. O’Brien, RUs, PUs and Options immediately vest upon a change of control with the multiplier for PUs of 1.0x. This would be payable regardless of whether a termination event also occurs.

(8)          Mr. Crawford, Mr. O’Brien, Mr. Chapman and Mr. Ammann are paid in USD. The values in the table above have been converted as follows: for Mr. Crawford and Mr. O’Brien, using a rate of USD/CAD $1.2957, the average exchange rate for 2018; for Mr. Chapman and Mr. Ammann, using a rate of USD/CAD $1.3642, the exchange rate at December 31, 2018.

Executive Equity Ownership Requirement

In recognition of the importance of ensuring an alignment between the interests of executives and Shareholders, AltaGas adopted equity ownership requirements for its executives in 2004, and in 2014 amended the targets to multiples of the executive’s base salary. Target multiples increase with the seniority of the position, with the targets for the AltaGas executives outlined in the table below.

Executives are expected to achieve the targeted ownership levels within a five-year period commencing on the date of their appointment as an officer of AltaGas. The following equity ownership information for the AltaGas executives is provided as at December 31, 2018.

Name	Targeted Ownership of Shares as multiple of base salary	Actual Shares held as at Fiscal Year End (held directly and indirectly) (#)	Unvested RUs and PUs(1) (#)	Total for Share Ownership Requirement(1) (#)	Value of Shares, RUs and PUs at Fiscal Year End(2) ($)	Value of Shares, RUs and PUs as a multiple of 2018 salary	Share Ownership Requirement Met
Randall Crawford(3)(4)	5x	nil	163,000	163,000	2,265,700	1.85	On track
Timothy Watson(3)	2x	6,000	58,700	64,700	899,330	1.89	On track
John O’Brien(3)(4)	2x	nil	61,120	61,120	849,568	1.31	On track

Notes:

(1)              For purposes of achieving compliance with AltaGas’ equity ownership requirements, unvested RUs and PUs count toward
Share ownership.

(2)              Value of Shares, RUs and PUs at fiscal year-end is calculated as follows: for Shares using closing price of the Shares on December 31, 2018 ($13.90), and for RUs and PUs using the values disclosed under the heading “Market or payout value of Share-based awards that have not vested” in the table “Outstanding Option-based Awards and Share-based Awards”.

(3)              Mr. Crawford has until December 10, 2023 to meet his requirement; Mr. Watson has until March 16, 2020 to meet his requirement; Mr. O’Brien has until May 1, 2020 to meet his requirement.

(4)              For the purposes of Share ownership, base salary has been converted using an exchange rate of USD/CAD $1.3642, the exchange rate on December 31, 2018.

(5)              Currently, Mr. Chapman and Mr. Ammann are not officers of AltaGas. Mr. Ammann plans to retire at the end of March, 2019.

The HRC Committee periodically reviews officer equity ownership levels to monitor the progress individual officers are making towards their targeted ownership levels.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information related to AltaGas’ equity compensation plans for the financial year ended December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	6,309,183		$25.18	21,213,223	(1)

Equity compensation plans not approved by securityholders	n/a	(2)	n/a	n/a	(2)

TOTAL	6,309,183		$25.18	21,213,223

Notes:

(1)             Shareholders are being asked to approve the unallocated options under the Option Plan. Shares have been reserved for issuance with the TSX pursuant to the Option Plan.

(2)             No Shares are available or reserved for future issuance pursuant to the MTIP or the DSUP. On vesting, RUs, PUs and DSUs are paid in cash or, at the option of AltaGas, Shares purchased on the open market. The material features of the equity compensation plans are set out in “Schedule B”.

The following table sets forth certain measures of Option usage as a percentage of the issued and outstanding Shares as at December 31, 2018, which was 275,224,066 Shares, and the weighted average remaining term of Options.

Dilution	number of Options granted but not exercised (6,309,183) / 275,224,066	2.3%
Overhang (reserved for issuance with TSX)	number of Options reserved for issuance with the TSX (135,955,281) plus number of Options granted but not exercised (6,309,183) / 275,224,066	5.2	%(1)
Overhang (available for issuance pursuant to Option Plan)	number of Options available to be granted pursuant to Option Plan (21,213,223) plus number of Options granted but not exercised (6,309,183) / 275,224,066	10.0	%(1)
Remaining Options available for grant	number of Options available to be granted pursuant to Option Plan (21,213,223) / 275,224,066	7.7	%1)
Weighted average remaining term of Options		4.26 years

Note:

(1)              Pursuant to amendments to the Option Plan, this number has been reduced to 5.0% for 2019, which will reduce the remaining options available for grant to 2.7%.

Burn Rate	2018 (%)	2017 (%)	2016 (%)
number of Options granted(1) / basic weighted average number of Shares outstanding at year end	1.02	0.50	0.06	(2)

Notes:

(1)               Options granted in each of 2018, 2017 and 2016 were 2,811,460, 848,000, and 89,500, respectively. Further details on AltaGas’ Option Plan are provided in “Schedule B”.

(2)              Minimal long-term incentives were granted in 2016 as a result of the corporate blackout related to the announcement of the WGL Acquisition.

OTHER INFORMATION

Aggregate Indebtedness

AltaGas is not aware of any individuals who are either current or former executive officers, directors or employees of AltaGas or any of AltaGas’ subsidiaries and who have indebtedness outstanding as at the Record Date (whether entered into in connection with the purchase of securities of AltaGas or otherwise) that is owing to (i) AltaGas or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AltaGas or any of its subsidiaries.

Indebtedness of Directors and Executive Officers

AltaGas is not aware of any individuals who are, or who at any time during 2018 were, directors or executive officers of AltaGas, proposed nominees for election as directors of AltaGas, or any associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2018, indebted to AltaGas or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2018 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AltaGas or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To AltaGas’ knowledge, no director or executive officer of AltaGas or any of its subsidiaries, no proposed nominee or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction since January 1, 2018, or in any proposed transaction which has materially affected or would materially affect AltaGas or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance has been obtained for the directors and officers of AltaGas and its subsidiaries with a policy limit of $160,000,000 aggregate per policy year. Under this insurance coverage, directors and officers would be covered for amounts where AltaGas is unable or precluded from indemnifying, and AltaGas would be reimbursed for indemnity payments made on behalf of the directors and officers of AltaGas subject to a deductible of $250,000 per occurrence (which would be paid by AltaGas). The total premium paid by AltaGas for directors’ and officers’ liability insurance during the financial year ended December 31, 2018 was $346,600 for the policy year October 1, 2018 to October 1, 2019.

Additional Information

AltaGas shall provide without charge, upon request being made to AltaGas, a copy of: (i) AltaGas’ Annual Information Form, together with any document, or the pertinent pages of any document, incorporated by reference therein; (ii) AltaGas’ most recently filed comparative annual financial statements, together with the accompanying report of the auditor; (iii) AltaGas’ most recently filed annual management’s discussion and analysis and any interim financial statements of AltaGas that have been filed thereafter and the interim management’s discussion and analysis relating thereto. Financial information is provided in AltaGas’ comparative financial statements and management’s discussion and analysis for the year ended December 31, 2018.

Additional information relating to AltaGas is available under AltaGas’ profile on SEDAR at www.sedar.com and on AltaGas’ website at www.altagas.ca.

DATE: March 21, 2019.

ADVISORIES

Forward Looking Information

This Information Circular contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this Information Circular contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements include, but are not limited to, statements with respect to the following: board succession; fees payable to Laurel Hill; expected effective date of the stated capital reduction; projections on board and executive Share ownership requirements; capital deployment strategy; WGL integration; impact of WGL assets and revenue on AltaGas’ U.S. exposure; and anticipated changes to AltaGas and WG executive compensation programs.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include those factors discussed under the heading “Risk Factors” in AltaGas’ most recent Annual Information Form dated February 27, 2019for the year ended December 31, 2018.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this Information Circular, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Information Circular as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, projected, targeted, or expected, and such forward-looking statements included in this Information Circular, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this Information Circular. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this Information Circular are expressly qualified by these cautionary statements.

Non-GAAP Measures

Financial outlook information contained in this Information Circular about prospective financial performance, financial position or cash flows is based on assumptions about future events, including, without limitation, economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available.

This Information Circular contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.

AFFO, AFFOROE, normalized EBITDA, and ROEBITDA are measures that do not have a standardized meaning prescribed by US GAAP. Normalized EBITDA is calculated from the consolidated statement of income using net income after taxes adjusted for pre-tax depreciation and amortization, interest expense and income tax expense and includes additional adjustments for unrealized gains (losses) on certain risk management contracts, realized losses on foreign exchange derivatives, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment costs, losses on the sale of assets, provisions on assets, provisions on equity investments, accretion expenses related to asset retirement obligations and the Northwest Transmission Line liability, foreign exchange gains, development costs, distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.. ROEBITDA is based on normalized EBITDA as a percentage of the 13-month average net book value of in-service assets. AFFO is calculated from the consolidated statement of cash flows as the total cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations, less income attributable to non-controlling interests and preferred share dividend expense, maintenance capital, adjusted to exclude the impacts of certain one-time or non-operating items. AFFOROE is based on AFFO as a percentage of the 13-month average shareholder’s equity applicable to Shares.

Certain of these non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis as at and for the period ended December 31, 2018. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

SCHEDULE A: BOARD MANDATE

I.                                        CONSTITUTION

The Board of Directors (the “Board”) of AltaGas Ltd. (“AltaGas” or the “Corporation”) is constituted and will act in accordance with the Articles and By-laws of the Corporation as amended from time to time and in accordance with the Canada Business Corporations Act (the “Act”) as amended from time to time.

The Board is responsible for the stewardship of AltaGas by providing effective, independent oversight of the management of the AltaGas’ business and affairs.

This mandate shall not be taken to create a higher duty or increase the liability of the Corporation, its Board, or any of its Directors or management, beyond that otherwise provided by applicable law. The identification, management and delegation of the business and affairs of the Corporation contained in this mandate, committee mandates and any other delegation of authority are intended to improve the process of corporate governance.

II.                                   MEMBERSHIP

The Articles of the Corporation provide for a minimum and a maximum number of Directors. In addition, the Articles provide for the ability of the Directors to appoint one or more Directors between annual meetings of Shareholders.

Nominations for the position of Director are in accordance with the Articles and By-laws of the Corporation and the Act. Nominees for Directors are initially considered and recommended by the Governance Committee of the Board, approved by the Board and elected annually by the Shareholders.

The Board must be composed of a majority of members who have been determined by the Board to be independent (in accordance with National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators and, if AltaGas is at such time required to file reports under section 15(d) of the United States Securities Exchange Act of 1934, the rules of the SEC).

The Board may delegate certain of their responsibilities to committees of the Board. The responsibilities of the committees will be set forth in a mandate for each committee, as determined by the Board from time to time.

III.                              MEETINGS

The Board shall convene at such times and places as determined by the Board, or as required by the By-laws or the Act, or whenever a meeting is requested by a Director, the Chairman, the Lead Director (if any), any officer of the Corporation or as otherwise set forth in AltaGas’ By-laws.  Notice of the time, date and place of each meeting of the Board shall be given to each Director in accordance with the By-laws and the Act.  A quorum of the Directors at any meeting necessary for the transaction of business shall be as set forth in the By-laws.

The Board will meet at least quarterly and, in addition, once annually to review long-term and strategic planning for the Corporation, and once annually to review the budget for the upcoming financial year.

The independent Directors will meet on a regular basis in the absence of management and non-independent Directors.

IV.                               DUTIES AND RESPONSIBILITIES

1.              The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.

2.              The Board, in accordance with the Articles, the By-laws and the Act, affirms its mandate and general power to manage and oversee the management of the business and affairs of the Corporation and assumes responsibility for the overall stewardship of the Corporation, including oversight of the Corporation’s strategic planning process.

3.              In addition to its general powers and responsibilities, the Board’s responsibilities include:

a)                         establishing a code of business ethics, encouraging a culture of ethical business conduct throughout the organization and monitoring compliance with the code of business ethics by the directors, officers and employees of the Corporation and its subsidiaries;

b)                         reviewing and approving the Corporation’s strategic plan on an annual basis, including an examination of the opportunities and risks of the business of the Corporation and its subsidiaries;

c)                          monitoring and assessing overall performance in meeting corporate objectives;

d)                         identifying and understanding the principal risks associated with the Corporation’s business and reviewing and approving the implementation of systems to manage such risks;

e)                          overseeing management development, succession planning and compensation through the Human Resources and Compensation Committee of the Board;

f)                           establishing policies for communicating with Shareholders and others and for receiving comment from Shareholders and others;

g)                          overseeing the assessment by management of the integrity and effectiveness of the Corporation’s internal control and management information systems;

h)                         overseeing the Corporation’s approach to governance and corporate social responsibility through the Governance Committee of the Board;

i)                             overseeing finance, accounting, audit, financial risk and financial control matters through the Audit Committee of the Board;

j)                            recommending to the shareholders the external auditor to be appointed;

k)                         considering and, when appropriate, declaring dividends;

l)                             overseeing environment, health and safety matters through the Environment, Health and Safety Committee of the Board; and

m)                     reviewing the Corporation’s results of operations, including the evaluation of the general and specific performance of the Chief Executive Officer and management.

4.              The Board is responsible for establishing policies to ensure effective, timely and non-selective communications between the Corporation, its Shareholders, other stakeholders and the public. The Board, or the appropriate committee thereof, will review and approve the content of the Corporation’s major communications to Shareholders and the investing public, including the quarterly and annual reports, the management information circular, the annual information form and any prospectuses that may be issued. The Board will establish policies for receiving communications from its Shareholders, other stakeholders and the public.

5.              The Board is responsible for establishing the mandates, roles and responsibilities of the Committees of the Board and the Chairs of each Committee and for delineating the responsibilities of the Chairman, Lead Director (if any), Chief Executive Officer and management. The Board will review this mandate at least once annually.

V.                                    OUTSIDE EXPERTS AND ADVISORS

The Board is authorized to retain and oversee independent counsel, outside experts and other advisors to advise the Board on any matter and to compensate such advisors.

SCHEDULE B: ALTAGAS MID-TERM AND LONG-TERM INCENTIVE PLAN DETAILS

Mid-Term Incentive Plan

Key provisions of the MTIP are as follows:

•                  the incentive compensation granted under the MTIP are RUs and PUs, which are notional shares linked to
Share price performance;

•                  the Board approves the grants under the MTIP

•                  the HRC Committee recommends to the Board the directors, officers and employees (eligible participants) to whom RUs or PUs will be granted, the number to be granted to each, the terms of the RUs or PUs and the vesting criteria. Factors considered in making the recommendations include the extent to which individual and corporate performance targets are achieved, the level of RUs and PUs granted to other employees of comparable seniority and level of responsibility within AltaGas, and the affordability of the grants having regard to AltaGas’ budget;

•                  the vesting schedule is determined at the date of grant;

•                  The RUs granted to executives, directors and other employees will generally vest as to one-third per year over a three-year period commencing on the first anniversary of the date of grant, contingent upon AltaGas achieving a threshold level of performance during each year of the vesting period;

•                  The PUs granted to executives and other employees will generally vest at the end of a three-year period, contingent upon AltaGas achieving a threshold level of performance during the three-year vesting period;

•                  the RUs and PUs are tracked during the applicable vesting period and dividend equivalents will be awarded in respect of RUs and PUs in such participant’s account on the same basis as dividends declared and paid on Shares as if the participant was a Shareholder and reinvested to acquire more RUs or PUs, as applicable, which continue to accrue to the benefit of that participant;

•                  the performance milestones to be met in order for RUs to vest, the corporate performance milestones to be met in order for PUs to vest, and any multiplier applicable to PUs are specified at the date of grant;

•                  for PUs granted from 2015 to 2017, PU measures were based on the compounded average AFFO growth rate, which paid out 0 — 2x. A TSR modifier was then applied to this measure, which would adjust the result by 0.8x to 1.2x. The PU payout was then 0 — 2.4x. The TSR modifier was based on two benchmarks: (i) S&P/TSX Composite Index excluding organizations with a market capitalization below $2 billion; and (ii) the compensation peer group in AltaGas’ most recent management information circular prior to vesting;

•                  for PUs granted in 2018, PU measures were updated to be 50% based on a FFO per share compound average annual growth target and 50% based on TSR results. Payout is based on the achievement of results under each of the two measures, with the PU payout capped at 2x. TSR is based on AltaGas’ relative performance against a PU peer group;

•                  for RUs currently outstanding, the performance milestone is the payment of a distribution by the company in the twelve months prior to each vesting date.

•                  upon the vesting of RUs or PUs, and contingent upon the applicable performance criteria being achieved, AltaGas has the option to pay out the value of the RUs or PUs (including the additional units accumulated on reinvestment of the accrued dividends in respect thereof), as the case may be, in cash or in Shares (purchased by the plan administrator in the open market);

•                  in the event of termination other than for cause, RUs and PUs will continue to vest during the notice period applicable to such participant. If a participant resigns or is terminated for cause, all RUs and unvested PUs will be forfeited. In the event of a change of control, all RUs and PUs will automatically vest; and

•                  the Board may, from time to time and without Shareholder approval, alter, amend, suspend or terminate the MTIP in whole or in part, subject to any regulatory or exchange requirements at the time of the amendment and provided such amendment does not adversely affect the rights of any participant to whom RUs or PUs have been previously granted and have not yet vested.

Share Option Plan

The Board approved amendments to the Option Plan in February 2019. The amendments to the Option Plan were made in accordance with the amendment provisions contained in the Option Plan and did not require approval of the Shareholders. The TSX conditionally approved the amendments on March 20, 2019.

The following is a summary of recent amendments to the Option Plan:

•                  reduction of dilution cap from 10% to 5%;

•                  removal of non-executive directors as eligible participants;

•                  amended change of control provision to remove Board discretion and incorporate a double-trigger concept, such that if the change of control occurs, and the resulting entity assumes the obligations under the Option Plan to the satisfaction of the Board, there is no automatic vesting of Options; however, if the resulting entity does not assume the obligations as required or the resulting entity does not have publicly traded shares, then the Options will automatically vest upon a change of control;

•                  added a definition of “change of control” to the Option Plan;

•                  included reference to ability of the Board to “claw-back” options in accordance with AltaGas’ Clawback Policy in the event there is a restatement of financial statements;

•                  included provision on treatment of Options in certain termination scenarios, and clarified that Options are forfeited if terminated for cause (and included definition for “cause”);

•                  added certain administrative provisions, including confirmation that the existence of the Option Plan shall not affect AltaGas’ right or power to  make or authorize corporate changes; that AltaGas makes no representation as to tax treatment, and that AltaGas has certain powers with respect to withholding amounts; and

•                  various housekeeping amendments;

Key provisions of the Option Plan, as amended and restated, are as follows:

•                  officers, employees, and service providers (as defined by TSX) of AltaGas and any of its subsidiaries are eligible to participate in the Option Plan;

•                  the incentive compensation granted under the Option Plan are Options;

•                  the Board approves the grants under the Option Plan;

•                  the HRC Committee recommends to the Board the individuals to whom Options will be granted, the number to be granted to each and the terms of the Options. Factors considered in making the recommendations include the following limits set out in the Option Plan:

•                  the maximum number of authorized but unissued Shares that may be issued on the exercise of Options granted under the Option Plan shall not exceed 5% of the issued and outstanding Shares from time to time;

•                  the maximum number of authorized but unissued Shares that may be issued on the exercise of Options granted under the Option Plan, together with Shares that may be issuable pursuant to other security-based compensation arrangements (“Other Shares”), at any time shall not exceed 10% of the aggregate of the outstanding Shares, or such greater number of Shares as may be determined by the Board and approved, if required, by the Shareholders and by the TSX, not exceeding the maximum number of Shares permitted under the rules of the TSX;

•                  the number of Shares reserved for issuance pursuant to Options granted to insiders of AltaGas, together with Other Shares, will not exceed 10% of the issued and outstanding Shares;

•                  the number of Shares that may be issued to insiders pursuant to the Option Plan and all other securities compensation arrangements within a one-year period will not exceed 10% of the outstanding Shares and the number of Shares that may be issued to an individual insider and that insider’s associates pursuant to the Option Plan and all other securities compensation arrangements within a one-year period will not exceed 5% of the outstanding Shares;

•                  no Option may be granted to non-executive directors of AltaGas;

•                  participation in the Option Plan is voluntary;

•                  the exercise period during which an optionee may exercise an Option (subject to applicable vesting limitations which may be imposed by the Board) commences on the date that the Option is granted and ends no later than the date 10 years thereafter, and will generally be six years from the date of grant;

•                  if the normal expiry of an Option falls within a blackout period, the expiry date shall be extended to a date that is seven business days following the end of the blackout;

•                  the exercise price for an Option shall be as determined by the Board, subject to any limitations imposed by the TSX, and in any event shall be an amount at least equal to the closing price of the Shares on the TSX on the trading day immediately preceding the date of grant of the Option;

•                  Options will generally vest over three to four years;

•                  no right or interest of any optionee in or under the Option Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the Option Agreement with the optionee, subject to the requirements of, or as otherwise allowed by, the TSX. Any such right or interest shall be exercisable during the lifetime of an optionee only by that optionee or his legal representatives or after the death of an optionee or on the optionee ceasing to be a director, officer, employee, consultant or other personnel of AltaGas or an affiliate or AltaGas, only as specified in an agreement with the optionee;

•                  in the event of a change of control in which

•                  the surviving or resulting entity remains a publicly traded entity, and the surviving or resulting entity agrees to assume the obligations of AltaGas under the Option Plan in all material respects, then the Option Plan shall continue in force in an appropriate manner, all as determined at the sole discretion of the Board; and notwithstanding the foregoing, if the service of an optionee is terminated without cause (as defined in the Option Plan) upon or within 12 months following such change of control, all Options held by such optionee shall immediately vest and the optionee may exercise any or all of the unexercised Options at any time up to and including (but not after): (I) the expiry of the Option period; or (II) a date that is 30 days following the termination date (or if such date occurs during a blackout period, within seven business days following the end of such blackout period), whichever is earlier.

•                  in anticipation of a change of control in which the surviving or resulting entity is to be a private entity (with no common shares listed and posted for trading on an exchange) or the Board determines that the conditions set forth above will not be met, all outstanding Options upon closing of such change of control shall immediately vest upon (or immediately prior to) the closing.

•                  in the event an optionee ceases to be eligible as a result of termination, all unvested Options will be forfeited unless otherwise provided in an agreement, and vested and unexercised Options will be treated as follows:

•                  other than for cause or death, the optionee may exercise any vested and unexercised Options at any time up to and including (but not after) the expiry of the Option period or 30 days following termination, whichever is earlier;

•                  upon death, the legal personal representative of the optionee may exercise any vested and unexercised Options at any time up to and including (but not after) the expiry of the Option period or one year following termination, whichever is earlier; and

•                  for cause, all vested and unexercised Options shall be forfeited.

•                  the Option Plan contains standard anti-dilution provisions in respect of Shares issued on exercise of Options;

•                  written agreements will be entered into between AltaGas and each participant to whom an Option is granted, which will set out the number of Options, the exercise period, the exercise price, the vesting dates and conditions, and any other terms and conditions approved by the Board, all in accordance with the provisions of the Option Plan;

•                  the Board may amend, suspend or terminate the Option Plan, or any portion thereof, or any Option, at any time, and may do so without Shareholder approval subject to the exceptions that follow and subject to those provisions of applicable law, if any, that require the approval of Shareholders or any governmental or regulatory body (including, without limitation, the TSX). In accordance with the Option Plan, the rights of holders of currently outstanding Options prior to any amendments will not be adversely affected by amendments to the Option Plan without their consent.

Shareholder approval will be required for the following types of amendments:

•                  any increase in (A) the number of Shares that may be issued on the exercise of Options granted pursuant to the Option Plan, if the Option Plan provides for a fixed number of Options reserved for issuance, and (B) the percentage amount of Shares that may be issued on the exercise of Options granted pursuant to the Option Plan, if the Option Plan provides for a percentage amount of Shares reserved for issuance;

•                  any amendment which reduces the option price of an Option;

•                  any cancellation and reissuance of an Option;

•                  any amendment extending the term of an Option beyond its original option period;

•                  any amendment that increases limits imposed on non-employee director participation in the Option Plan;

•                  any amendment which would permit Options to be transferable or assignable, other than for normal estate settlement purposes;

•                  amendments to the amendment and termination provisions of the Option Plan; and

•                  amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Deferred Share Unit Plan

Key provisions of the DSUP are as follows:

•                  directors, officers and employees are entitled to participate in the DSUP;

•                  the incentive compensation granted under the DSUP is in the form of DSUs. DSUs are notional shares that are linked directly to the Share price performance over the period the DSUs are held;

•                  the Board, as recommended by the Governance Committee, approves grants to directors under the DSUP;

•                  the HRC Committee recommends to the Board the other individuals to whom DSUs will be granted; however, currently, only directors receive DSUs;

•                  each director may elect, once per calendar year, to be paid a percentage of his or her annual retainer in the form of DSUs, subject to any minimum percentage set by the Board (the Board currently requires that any director that has not met the minimum director equity ownership requirement take a minimum of 50% of their annual retainer in DSUs);

•                  the number of DSUs that a director is entitled to receive in any quarter is equal to one-quarter of the amount of the annual retainer that he or she elected to take in DSUs, divided by the Share price on the quarterly grant date, where the Share Price is the average closing price of the Shares for the 20 consecutive trading days immediately preceding the date of grant;

•                  DSUs are fully vested upon grant and are immediately credited to the plan participant’s account. Payment of the value of DSUs granted occurs on or following the participant’s termination date at which time the participant is eligible to redeem their vested DSUs. Payment is not subject to satisfaction of any requirements regarding minimum period of membership or employment or other conditions;

•                  dividend equivalents will be awarded in respect of DSUs in such participant’s account on the same basis as dividends declared and paid on Shares as if the participant was a Shareholder of record on the relevant record date, which dividend equivalents will be credited to the participant’s account as additional DSUs (or fractions thereof);

•                  each participant is entitled to redeem his or her DSUs commencing on the business day immediately following his or her termination date by providing a notice of redemption to AltaGas no later than 30 days following the termination date;

•                  upon redemption, the participant will be entitled to receive either a cash payment equal to the number of DSUs held multiplied by the Share price (less any applicable withholdings) or, at AltaGas’ election, the equivalent amount in Shares purchased on the participant’s behalf on the open market, where the Share price is the average closing price of the Shares for the 20 consecutive trading days immediately preceding the termination date;

•                  if the participant is terminated for cause, the participant forfeits all rights to any DSUs in their account; and

•                  the Board may, from time to time and without Shareholder approval, amend any provision of the DSUP or discontinue grants thereunder, subject to any regulatory or exchange requirements at the time of the amendment.

SCHEDULE C: WG EXECUTIVE COMPENSATION

WG SHORT-TERM INCENTIVE AWARDS

At the close of the WGL Acquisition on July 6, 2018, Mr. Chapman and Mr. Ammann were awarded a partial pro-rated payout of their WG fiscal year 2018 STIP for the performance period October 1, 2017 to September 30, 2018, based on their STIP target. The final STIP payment for fiscal year 2018 was paid in December 2018 and reflects a true-up to WG actual results achieved over the period from October 1, 2017 to September 30, 2018 (WG fiscal year 2018). The true-up amount paid in December 2018 is reflected in the summary compensation table.

WG corporate performance for fiscal year 2018 was assessed based on performance against the following eight corporate goals:

Corporate Goals	Measure & Target	Target	Result	Weighting	Met or Exceeded Target
Reward Investors	Utility ROE	>9.46%	9.53%	10%	Yes
	Non-utility earnings compared targeted non-utility earnings	>100%	79.0%	10%	No
Safe Delivery	Employee Work Safety — DART rate	<0.90	1.71	10%	No
	System Safety/Pipeline Integrity	>100%	110%	10%	Yes
Customer Value	Customer satisfaction	>85%	87.4%	10%	Yes
	New Meter Additions	>12,500	12,581	6.25%	Yes
	Service Level Achievement of Key contracts	>90%	92.7%	6.25%	Yes
O&M per Customer	O&M cost per Customer	$ <285	$292	6.25%	No
Supplier Diversity	Supplier Diversity	>26%	26.1%	6.25%	Yes
Sustainability	Sustainability	>95%	98.3%	6.25%	Yes
Employer of Choice	Employee Engagement — Percentage completion of designated activities by business units	96%	100%	6.25%	Yes
	Community Involvement — Hours of community services by WG employees and family	>12,000	14,005	6.25%	Yes
Reliable Supply	System Reliability — Percentage of customers who experience no unplanned service interruptions	>99.7%	99.91%	6.25%	Yes
	TOTAL			73.75%	10 out of 13

The Corporate Factor used in the calculation of STIP payouts, which can range from 0.0 to 1.5, is determined by the table below, with straight-line interpolation between points.  The FY18 Corporate Factor based on the results outlined above was 1.075.

Corporate Factor Determination	Indicative Corporate Factor
If > 95% (by weight) is green	1.5
If 70% (by weight) is green	1.0
If 50% (by weight) is green	0.6
If <50% (by weight) is green	0.0

For 2019, payments to WG executives under the STIP program will be based off of performance goals achieved over a 15-month period, to align timing of payments with the AltaGas 2019 STIP. WG corporate and individual performance will be measured over the period from October 1, 2018 to December 31, 2019. WG executives will receive a STIP payment at target for the period of October 1, 2018 to December 31, 2018 to be paid in March 2019, which will be trued-up based on actual WG results achieved over the 15-month performance period.

WG LONG-TERM INCENTIVE AWARDS

For WG executives, long-term incentive awards granted prior to October 2017 vested on close of the WGL Acquisition. The long-term incentives issued in October 2017 were converted to a cash retention on close of the WGL Acquisition based on the value of the units outstanding at the time of close. This cash retention will continue to vest over the performance period and will be paid out in October 2020.

In October 2018, long-term incentive awards were granted to WG executives to retain and incent in alignment with AltaGas shareholder interests. The long-term incentive awards are based on a bridge between the AltaGas MTIP and LTIP programs and the former WG program, which was amended as a result of WG no longer having publicly traded common shares. The LTIP units granted to WG executives are based on the achievement of performance criteria as outlined below and are paid out in cash on vesting.

•                  80% performance units to be earned based on performance against ROE Ratio and Adjusted Funds from Operations measures on an equally weighted basis. Participants will have the ability to earn 0% - 200% of the target number of units based on achievement of the ROE Ratio and AFFO measures. The number of units earned will then have the ability to be modified +/- 20% based on the relative TSR performance of AltaGas stock against comparator groups. The maximum payout opportunity cannot exceed 200% of target even when including the modifier. Performance units will vest on the third anniversary of the grant date.

•                  20% restricted units which will vest one-third on each of October 1, 2019, October 1, 2020, and October 1, 2021 assuming AltaGas pays a dividend over the 12- month period prior to each vesting date. If AltaGas does not pay a dividend during each year of the performance period, the restricted units which would have otherwise vested will be forfeited.

WG RETIREMENT AND OTHER BENEFITS

Under the regulatory commitments as part of the WGL Acquisition, all WG executives, including Mr. Chapman and Mr. Ammann, continue to be compensated as part of the existing WG programs. For Mr. Chapman and Mr. Ammann this includes eligibility to participate in the WG retirement plans, including the WG 401(k), the WG pension plan, the WG defined benefit SERP plan and other perquisites that are consistent with the competitive market.

WG UTILITY COMPANY COMPENSATION PEER GROUP

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PNM Resources, Inc.
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Southwest Gas Holdings, Inc.
Spire Inc.
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WEC Energy Group, Inc.

LH LAUREL HILL ADVISORY GROUP

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

North America
Toll-free: 1.877.452.7184

Collect Calls Outside North America
Telephone: 416-304-0211

Email: assistance@laurelhill.com

For investor relations inquiries contact:

Telephone: 403.691.7100
Toll-free: 1.877.691.7199

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